UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 8, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Third Quarter 2024 Report of UBS AG, which appears immediately following this
page.

UBS AG
Third quarter

2024 report

Corporate calendar UBS AG
Information about future publication dates is generally

available at
ubs.com/global/en/investor-relations/events/calendar.html
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Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS AG
4
Recent developments
6
UBS AG consolidated performance
2.
Business divisions and

Group Items
14
Global Wealth Management
16
Personal & Corporate Banking
18
Asset Management
20
Investment Bank
22
Non-core and Legacy
23
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
25
Risk management and control
31
Capital management
38
Liquidity and funding management
39
Balance sheet and off-balance sheet
4.
Consolidated

financial statements
43
UBS AG interim consolidated financial
statements (unaudited)
82
Comparison between UBS AG
consolidated and UBS Group AG
consolidated
Appendix
84
Alternative performance measures
88
Abbreviations frequently used in
our financial reports
90
Information sources
91
Cautionary statement

UBS AG third quarter 2024 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group” and

“the Group”
UBS Group AG and its consolidated subsidiaries
“UBS AG”, “UBS

AG consolidated”, “we”, “us” and

“our”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.
Comparability
Comparative information in this report is

presented as follows.
Profit and

loss information

for the third

quarter of

2024 is based

entirely on

consolidated data

following the

merger
of UBS AG and

Credit Suisse AG. Profit

and loss information for the

second quarter of 2024 includes

one month
(June 2024)

of post-merger consolidated

data and

two months of

pre-merger UBS AG

data only

(April and

May
2024). Profit and

loss information for

the fourth quarter

of 2023 and

the third quarter

of 2023 includes

pre-merger
UBS

AG

data only.

Year-to-date information

for

2024 includes

four

months (June

to

September 2024)

of

post-
merger consolidated data and five

months of pre-merger UBS AG

data only (January to May

2024). Comparative
year-to-date information for 2023 includes pre-merger

UBS AG data only.
Balance

sheet

information

as

at

30 September

2024

and

30 June

2024

includes

post-merger

consolidated
information. Balance sheet dates prior to 30 June

2024 reflect pre-merger UBS AG information

only.

Comparison between UBS AG consolidated

and UBS Group AG consolidated
A

comparison

of

selected

financial

and

capital

information

of

UBS

AG

consolidated

and

of

UBS

Group

AG
consolidated is provided after the Notes to the UBS AG

interim consolidated financial statements.

UBS AG third quarter 2024 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.9.24 30.6.24 31.12.23 30.9.23 30.9.24 30.9.23
Results
Total revenues

11,997

9,900

8,014

8,348

31,006

25,661
Credit loss expense / (release)

167

84

62

27

303

80
Operating expenses

10,640

10,012

7,618

7,047

28,329

21,393
Operating profit / (loss) before tax

1,191

(196)

333

1,275

2,374

4,188
Net profit / (loss) attributable to shareholders

996

(264)

235

932

1,738

3,055
Profitability and growth
1
Return on equity (%)

4.2

(1.4)

1.7

7.0

3.1

7.4
Return on tangible equity (%)

4.5

(1.6)

2.0

8.0

3.4

8.3
Return on common equity tier 1 capital (%)

4.8

(1.7)

2.1

8.6

3.6

9.5
Return on leverage ratio denominator, gross (%)

3.0

3.0

3.0

3.2

3.1

3.3
Cost / income ratio (%)

88.7

101.1

95.1

84.4

91.4

83.4
Net profit growth (%)

6.9
n.m.

(84.5)

(41.7)

(43.1)

(45.1)
Resources
Total assets

1,626,893

1,564,664

1,156,016

1,097,536

1,626,893

1,097,536
Equity attributable to shareholders

96,943

93,392

55,234

52,836

96,943

52,836
Common equity tier 1 capital
2

84,423

83,001

44,130

43,378

84,423

43,378
Risk-weighted assets
2

515,520

509,953

333,979

321,134

515,520

321,134
Common equity tier 1 capital ratio (%)
2

16.4

16.3

13.2

13.5

16.4

13.5
Going concern capital ratio (%)
2

19.5

19.2

17.0

17.1

19.5

17.1
Total loss-absorbing capacity ratio (%)
2

38.2

38.6

33.3

33.8

38.2

33.8
Leverage ratio denominator
2

1,611,151

1,564,001

1,104,408

1,042,106

1,611,151

1,042,106
Common equity tier 1 leverage ratio (%)
2

5.2

5.3

4.0

4.2

5.2

4.2
Liquidity coverage ratio (%)
3

196.3

194.1

189.7

176.6

196.3

176.6
Net stable funding ratio (%)

126.8

127.7

119.6

121.7

126.8

121.7
Other
Invested assets (USD bn)
1,4

6,199

5,871

4,505

4,227

6,199

4,227
Personnel (full-time equivalents)

69,185

70,750

47,590

48,015

69,185

48,015
1 Refer to “Alternative

performance measures” in the appendix to

this report for the definition and

calculation method.

2 Based on the Swiss systemically

relevant bank framework as of

1 January 2020. Refer to
the “Capital management” section of this report for more information.

3 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 65 data points in the third quarter of 2024, 61 data points in the

second quarter of 2024, of which 40 data points were

before the merger of UBS AG and Credit Suisse

AG (i.e. from 2 April 2024 until

30 May 2024), and 21 data points
were after the merger (i.e.

from 31 May 2024

until 30 June 2024),

63 data points in the

fourth quarter of 2023

and 63 data points

in the third quarter

of 2023. Refer to

the “Liquidity and funding

management”
section of this report for more information.

4 Consists of invested assets for Global Wealth Management, Asset Management (including invested assets from associates) and Personal & Corporate Banking. Refer to
“Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors, for more information.

UBS AG third quarter 2024 report |
UBS AG | Recent developments

UBS AG
Management report
Recent developments
Integration of Credit Suisse
We continue to make progress related to the integration of

Credit Suisse, with the current focus on client account
and platform migrations.
Following the merger of UBS AG and Credit Suisse AG in May 2024 and the transition to a single US intermediate
holding company in June

2024, the merger of

UBS Switzerland AG and Credit

Suisse (Schweiz) AG was

completed
on 1 July 2024 and was another critical step on

our integration roadmap.
In October 2024, we completed the migration of our Global

Wealth Management client accounts in Luxembourg
and Hong Kong to UBS

platforms and we plan

to migrate our Global

Wealth Management client

accounts booked
in

Singapore

and

Japan

before

the

end

of

2024.

In

Switzerland,

we

expect

the

next

phase

of

Global

Wealth
Management and Personal & Corporate Banking

client account migrations in the second quarter

of 2025.

Our

Non-core

and

Legacy

business

division

continues

to

actively

exit

positions

and

reduce

its

exposures.

On
13 August

2024,

UBS

entered

into

an

agreement

to

sell

Select

Portfolio

Servicing,

the

US

mortgage-servicing
business of Credit Suisse managed in the Non-core and Legacy business division. Completion of the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the
first

quarter

of

2025.

UBS AG

does

not

expect

to

recognize

a

material

profit

or

loss

upon

completion

of

the
transaction. Based

on balances

as of

30 September 2024,

the completion

of the

transaction would

reduce UBS AG’s
risk-weighted

assets

(RWA)

by

around

USD 1.4bn

and

UBS AG’s

leverage

ratio

denominator

(LRD)

by

around
USD 1.7bn.
In

October

2024, UBS

entered into

an

agreement to

sell

to American

Express Swiss

Holdings GmbH

(American
Express) its 50% interest

in Swisscard AECS GmbH

(Swisscard), a joint venture

between UBS and American

Express
in Switzerland. In addition, UBS

and Swisscard entered into an

agreement to transition the Credit

Suisse-branded
card portfolios to UBS. Both

transactions are subject to certain

closing conditions and are not

expected to have a
material impact for UBS.

Regulatory and legal developments
Withholding tax exemption period for too-big-to-fail

instruments
In August

2024, the

Swiss Federal

Council launched

a consultation

related to

the existing

withholding

tax exemption
that

applies

to

too-big-to-fail instruments

issued

by

no

later

than

31 December 2026.

The

Federal Council

had
recommended an

unlimited extension

of the

exemption as

part of

a broader reform

package in

its April

2024 report
on banking stability. As these reforms are not expected to enter into force before the expiry of the existing special rules,

the

Swiss

Federal

Council

proposes

to

extend

the

current

exemption,

from

31 December

2026

to
31 December 2031, to ensure that banks can continue

to issue capital instruments on competitive terms.

Swiss legislators postpone the review of

a public liquidity backstop
In

August

2024,

the Swiss

Economic Affairs

and

Taxation

Committee of

the Council

of

States deferred

further
deliberations on

the introduction

of a

public liquidity

backstop until

the Swiss

parliamentary

investigation

committee
publishes its report on the failure

of the Credit Suisse Group, which

is expected to be released

by the end of 2024.

FINMA suspends annual approval of UBS’s

recovery and emergency plans

In October 2024, the Swiss

Financial Market Supervisory

Authority (FINMA) published its

2024 resolution reporting
for UBS. FINMA noted that if the preferred

resolution strategy was applied, UBS would be resolvable by means of
a

single

point

of

entry

recapitalization.

Considering

the

ongoing

integration

activities

and

the

additional
requirements for alternative

resolution strategies following

the Credit Suisse

crisis, including

the need for

legislative
changes, FINMA announced

that it

had suspended

the annual

approval of

UBS’s recovery

and emergency plans.
UBS has started working on the new plans

in close dialogue with FINMA.

UBS AG third quarter 2024 report |
UBS AG | Recent developments

Switzerland implements the Income Inclusion Rule
In September 2024, the Swiss

Federal Council introduced the Income

Inclusion Rule (the IIR), a measure developed
by the Organisation

for Economic Co-operation and

Development (the OECD) as

part of the

minimum corporate
taxation rules applicable to corporate

groups with a worldwide turnover of

at least EUR 750m. Under the IIR,

the
profits of foreign subsidiaries and branches of Swiss corporate groups will be taxed at a minimum rate of 15% on the OECD global minimum tax

base with respect

to each jurisdiction in

which the corporate groups

operate. The
IIR complements

the Swiss

supplementary

tax that

was introduced

in January

2024. The

IIR will

apply from

1 January
2025, and UBS expects the overall tax impact from

the IIR will be limited, given that UBS is

subject to a corporate
tax burden of more than 15% in the vast majority of countries in which it operates.
Mutual recognition agreement with the UK

submitted to the Swiss Parliament
In

September

2024,

the

Swiss

Federal

Council

submitted

for

parliamentary

approval

a

mutual

recognition
agreement

(an

MRA)

with

the

UK

regarding

financial

services.

The

agreement

facilitates

cross-border

financial
activities based

on a

new model

for regulatory

cooperation and

an outcomes-based

mutual recognition

of domestic
rules.

The

MRA

is

supplemented

by

an

enhanced

and

closer

supervisory

process

and

additional

supervisory
arrangements where new market access

is granted. It is expected

that the Parliaments in Switzerland and

the UK
will grant approval for the MRA in 2025.

Developments related to the final Basel III implementation
In Switzerland,

the amendments

to the

Capital Adequacy

Ordinance that

will incorporate

the final

Basel III standards
into Swiss law are still scheduled to enter into force on 1 January 2025, as confirmed by the Swiss Federal Council
in June 2024.

We expect that the adoption of the final

Basel III standards in January 2025 will have

a similar impact on UBS AG
consolidated as

on UBS Group,

leading to low

single-digit percentage

increases in

UBS AG’s consolidated

RWA and
LRD, reducing

the CET1

capital ratio

by around

30 basis points

and the

CET1 leverage

ratio by

around 10 basis
points. This

estimate is

based on

our current

understanding

of the

relevant standards,

as we

are in

an active

dialogue
with FINMA regarding various aspects of the

final rules. Our estimate for the RWA and

CET1 capital ratio does not
take into account the impact of the output

floor, which is to be phased in over time.
In

September

2024,

the

UK

Prudential

Regulatory

Authority

(the

PRA)

published

its

final

rules

covering

the
implementation of

the final Basel III

standards. As

part of the

package, the PRA

announced the

pushing back

of the
implementation date,

from 1 July 2025

to 1 January

2026, with

full phase-in

of the

output floor

by 1 January

2030.
The overall impact on UBS is expected to be

limited.

In the US,

the banking agencies, including the

Federal Reserve Board, have been

discussing amendments to their
original proposals

regarding the

implementation

of the

final Basel III

standards. The

banking agencies

have indicated
that they plan to issue a revised proposal before

issuing the final rules.

The Federal Reserve Board stress capital buffer

requirements
In August 2024, the Federal Reserve Board

assigned UBS Americas Holding LLC a stress capital

buffer (an SCB) of
9.3% as of 1

October 2024 (previously 9.1%)

under the Federal Reserve

Board’s SCB rule, resulting in

a total CET1
capital requirement of 13.8%.

The SCB for our

US-based intermediate holding

company is based

on the previously
released

results

of the

Federal Reserve

Board’s 2024

Dodd–Frank Act

Stress

Test

(DFAST),

where

UBS Americas
Holding LLC exceeded the minimum capital

requirements under the severely adverse scenario.

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23 2Q24 3Q23 30.9.24 30.9.23
Net interest income

1,560

722

984

116

59

3,088

3,678
Other net income from financial instruments measured

at fair value through profit or loss

3,592

3,271

2,467

10

46

9,809

7,476
Net fee and commission income

6,334

5,601

4,666

13

36

17,084

13,883
Other income

510

306

231

67

120

1,025

624
Total revenues

11,997

9,900

8,348

21

44

31,006

25,661
Credit loss expense / (release)

167

84

27

98

528

303

80
Personnel expenses

5,788

4,797

3,951

21

46

14,746

11,697
General and administrative expenses

4,014

4,584

2,585

(12)

55

11,584

8,011
Depreciation, amortization and impairment of non-financial

assets

838

631

510

33

64

2,000

1,686
Operating expenses

10,640

10,012

7,047

6

51

28,329

21,393
Operating profit / (loss) before tax

1,191

(196)

1,275

(7)

2,374

4,188
Tax expense / (benefit)

194

28

339

601

(43)

587

1,115
Net profit / (loss)

997

(224)

936

6

1,787

3,072
Net profit / (loss) attributable to non-controlling interests

1

40

5

(98)

(85)

49

17
Net profit / (loss) attributable to shareholders

996

(264)

932

7

1,738

3,055
Comprehensive income
Total comprehensive income

3,623

271

(93)

3,724

2,251
Total comprehensive income attributable to non-controlling interests

21

20

(6)

3

37

8
Total comprehensive income attributable to shareholders

3,602

251

(86)

3,687

2,243
Integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Global Wealth Management

416

378

133

1,022

156
Personal & Corporate Banking

171

113

50

368

58
Asset Management

86

69

19

189

21
Investment Bank

154

161

102

430

130
Non-core and Legacy

268

187

115

515

115
Group Items

21

9

47

30

288
Total integration-related expenses

1,116

916

467

2,555

768
of which: total revenues

35

10

0

45

0
of which: operating expenses

1,081

906

467

2,510

768
3Q24 compared with 3Q23
The legal merger

of UBS AG

and Credit Suisse

AG on 31 May

2024 has had

a significant impact

on the results

from
June 2024 onward. This discussion and analysis of results compares the third quarter of 2024, which covers three
full months of post-merger results, with the third

quarter of 2023, which included only pre-merger results. This is
a material driver in many of the increases across

both revenues and operating expenses.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of this report for more information about the accounting for the merger of UBS AG and Credit
Suisse AG
Results: 3Q24 vs 3Q23
Operating profit

before

tax decreased

by USD 84m,

or 7%,

to USD 1,191m,

reflecting an

increase in

operating
expenses,

partly

offset

by

higher

total

revenues.

Operating

expenses

increased

by

USD 3,593m,

or

51%,

to
USD 10,640m, largely due

to an increase of USD 1,837m

in personnel expenses

and an increase of USD 1,429m

in
general and administrative expenses.

Depreciation, amortization and impairment of non-financial assets increased by USD 328m. Total

revenues increased by USD 3,649m, or 44%, to USD 11,997m, largely due to a USD 1,702m increase in combined net interest income

and other net income from financial instruments measured

at fair value
through profit

or loss

and due

to a

USD 1,668m increase

in net

fee and

commission

income. Other

income increased
by USD 279m. Net credit loss expenses were USD 167m, compared with

USD 27m in the third quarter of 2023.

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

Integration-related

expenses

in

general

and

administrative

expenses,

primarily

included

shared

services

costs
charged

from

other

companies

in

the

UBS

Group

reporting

scope,

consulting

fees

and

outsourcing

costs.
Integration-related

personnel

expenses

were

mainly

due

to

salaries

and

variable

compensation

related

to

the
integration

of

Credit

Suisse.

In

addition,

there

was

accelerated

depreciation

of

properties

and

leasehold
improvements in depreciation, amortization and

impairment of non-financial assets.

Total revenues: 3Q24 vs 3Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss increased by

USD 1,702m to USD 5,153m,

mainly driven by

increases in Global Wealth Management,
Personal & Corporate Banking and the Investment

Bank.

Global Wealth Management increased by USD 527m

to USD 2,089m, mainly driven by the consolidation

of Credit
Suisse AG net interest income. The remaining variance was due to lower deposit margins, including the effects of
shifts to

lower-margin deposit

products and

the effects

of liquidity

and funding

costs, partly

offset by

higher deposit
volumes. The remaining variance was also due

to lower loan revenues, reflecting lower

average volumes.
Personal & Corporate Banking increased by USD 543m

to USD 1,449m, largely due to the consolidation of Credit
Suisse AG net

interest income,

with the

remaining variance

mainly attributable

to higher

liquidity and

funding costs,
as well as lower

deposit margins resulting from

both lower reinvestment rates and

shifts to lower-margin deposit
products.
The

Investment

Bank

increased

by

USD 369m

to

USD 1,513m,

mainly

due

to

higher

revenues

in

Derivatives

&
Solutions, reflecting

increases mostly

in

Equity

Derivatives,

Foreign

Exchange and

Rates

revenues, as

well

as

an
increase in Global

Banking, mainly from

higher revenues across

Public Capital Markets.

In addition, there

was an
increase

in

Execution

Services

revenues,

mainly

due

to

higher

Cash

Equities

revenues

across

all

regions.

These
increases were partly offset by lower revenues

in Financing, particularly in the Capital Markets

Financing business.
Non-core

and

Legacy increased

by

USD 31m

to

USD 63m, mainly

due

to

the

consolidation of

Credit

Suisse AG
revenues. Total

revenues reflected

net gains

from position

exits, along

with net

interest income

from securitized
products and credit products.
Group Items was USD 14m compared with

negative USD 178m. Higher gains during the

third quarter of 2024 in
Group hedging and own debt,

including hedge accounting ineffectiveness, were driven

by mark-to-market effects
on portfolio-level economic hedges, mainly due

to decreasing interest rates.

›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
2Q24 3Q23 30.9.24 30.9.23
1
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

(485)

(188)

617

158

(486)

2,454
Net interest income from financial instruments measured

at fair value through profit or
loss and other

2,045

910

368

125

456

3,573

1,224
Other net income from financial instruments measured

at fair value through profit or loss

3,592

3,271

2,467

10

46

9,809

7,476
Total

5,153

3,993

3,451

29

49

12,896

11,154
Global Wealth Management

2,089

1,640

1,562

27

34

5,287

5,075
of which: net interest income

1,662

1,317

1,269

26

31

4,183

4,192
of which: transaction-based income from foreign exchange and other intermediary
activity
2

427

323

294

32

45

1,104

883
Personal & Corporate Banking

1,449

1,023

906

42

60

3,376

2,685
of which: net interest income

1,233

863

775

43

59

2,868

2,298
of which: transaction-based income from foreign exchange and other intermediary
activity
2

216

161

130

34

65

509

387
Asset Management

24

(11)

(14)

1

(28)
Investment Bank
3

1,513

1,507

1,144

0

32

4,577

4,033
Non-core and Legacy

63

121

32

(48)

99

203

76
Group Items

14

(288)

(178)

(548)

(688)
1 Comparative-period information

has been restated for

changes in business

division perimeters, Group

Treasury allocations

and Non-core and Legacy

cost allocations. Refer

to “Note 3 Segment

reporting” in the
“Consolidated financial

statements” section

of this

report for more

information. Comparatives

may additionally

differ due

to adjustments

following organizational

changes, restatements

due to the

retrospective
adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Mainly includes spread-related income in connection with client-driven transactions, foreign-currency
translation effects and

income and expenses

from precious metals,

which are included

in the income

statement line Other

net income from

financial instruments measured

at fair value

through profit or

loss. The
amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate

Banking” sections of this
report.

3 Investment Bank information is provided

at the business-line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure
of the management discussion and analysis in the “Investment Bank” section of this report.

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

Net fee and commission income
Net fee and commission income increased by USD 1,668m

to USD 6,334m.
Fees

for

portfolio

management

and

related

services

and

investment

fund

fees

increased

by

USD 788m

and
USD 359m, respectively,

predominantly in

Global Wealth

Management and

Asset Management.

These increases
were largely attributable

to the consolidation

of Credit

Suisse AG revenues,

as well

as positive market

performance.
Net brokerage

fees increased by

USD 304m to USD 1,042m,

predominantly due to

higher revenues

in Execution
Services

in

the

Investment

Bank,

mainly

due

to

increases

in

Cash

Equities

across

all

regions,

as

well

as

higher
revenues in

Global Wealth

Management,

which were

mainly due to

the consolidation

of Credit

Suisse revenues

and
higher levels of client activity, particularly in

the Americas, Asia Pacific and Switzerland

regions.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other

income

was

USD 510m,

compared

with

USD 231m

in

the

third

quarter

of

2023,

which

included

the
consolidation of Credit Suisse AG income. The increase was largely due to a USD 119m gain related to the sale of our investment in an associate, recognized within the Investment Bank and in Non-core and Legacy,

as well as an
USD 84m gain

in Asset

Management from

the closing

of the

remaining portion

of the

sale of

our Brazilian

real
estate fund management business.

›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 3Q24 vs

3Q23
Total

net

credit loss

expenses in

the

third quarter

of 2024

were USD 167m,

reflecting net

releases of

USD 15m
related

to

performing

positions

and

net

expenses

of

USD 182m

on

credit-impaired

positions.

Net

credit

loss
expenses were USD 27m

in the prior-year quarter.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.9.24
Global Wealth Management

(11)

14

3
Personal & Corporate Banking

(10)

94

84
Asset Management

0

0

0
Investment Bank

9

(4)

4
Non-core and Legacy

(2)

77

76
Group Items

0

0

0
Total

(15)

182

167
For the quarter ended 30.6.24
Global Wealth Management

(14)

12

(2)
Personal & Corporate Banking

(15)

125

110
Asset Management

0

0

0
Investment Bank

1

(2)

(1)
Non-core and Legacy

(1)

(22)

(23)
Group Items

0

0

0
Total

(29)

113

84
For the quarter ended 30.9.23
Global Wealth Management

(7)

15

8
Personal & Corporate Banking

16

(15)

1
Asset Management

0

0

0
Investment Bank

10

7

17
Non-core and Legacy

0

(1)

(1)
Group Items

1

0

1
Total

20

6

27

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

Operating expenses: 3Q24 vs 3Q23
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23 2Q24 3Q23 30.9.24 30.9.23
Personnel expenses

5,788

4,797

3,951

21

46

14,746

11,697
of which: salaries and variable compensation

4,999

4,205

3,431

19

46

12,824

10,151
of which: variable compensation – financial advisors
1

1,335

1,291

1,150

3

16

3,893

3,372
General and administrative expenses

4,014

4,584

2,585

(12)

55

11,584

8,011
of which: net expenses for litigation, regulatory and similar matters

(47)

1,161

8

1,121

784
Depreciation, amortization and impairment of non-financial

assets

838

631

510

33

64

2,000

1,686
Total operating expenses

10,640

10,012

7,047

6

51

28,329

21,393
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. Also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel

expenses

increased

by

USD 1,837m

to

USD 5,788m,

which

included

the

consolidation

of

Credit
Suisse AG

expenses.

Salaries and

variable

compensation increased

by

USD 1,568m,

due

to

the

aforementioned
consolidation

effect,

as

well

as

annual

salary

increases

and

unfavorable

foreign

currency

exchange

impacts.

In
addition, financial advisor compensation

increased, reflecting higher compensable revenues.

›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and

administrative

expenses increased

by USD 1,429m

to USD 4,014m,

largely due

to a

USD 767m increase
in shared services costs charged

by other subsidiaries of

UBS Group AG, which included

the effect of consolidating
Credit Suisse

AG expenses.

Consulting, legal

and audit

fees increased

by USD

153m

and outsourcing

costs increased
by USD 138m. Excluding the aforementioned effects, the remaining increase is largely due to the consolidation of
Credit Suisse AG expenses.
›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters on a UBS AG consolidated basis
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and

impairment of

non-financial assets increased

by USD 328m

to USD 838m, which
included

the

consolidation

of

Credit

Suisse

AG

expenses.

Excluding

the

aforementioned

effect,

there

was

a
USD 107m

increase

in

depreciation

of

internally

generated

capitalized

software,

reflecting

a

higher

level

of
capitalized cost,

as well as a USD 47m increase in depreciation of both owned and own use leased properties due to an increase in accelerated depreciation related to decisions to vacate properties.

Tax: 3Q24 vs 3Q23
UBS AG had a

net income tax

expense of USD 194m

in the third

quarter of 2024,

compared with USD 339m

in the
prior-year quarter.

The net current

tax expense

was USD 343m, compared

with USD 484m, and

primarily related to

the taxable profits
of UBS Switzerland AG and other entities.

There

was

a

net

deferred

tax

benefit

of

USD 150m,

compared

with

USD 145m

in

the

prior-year

quarter.

This
included benefits

of USD 218m

in respect

of increases

in recognized

deferred tax

assets (DTAs),

which included
USD 41m reflecting updated

expectations of

future profits that

are available

to utilize

tax losses

carried forward,
USD 120m in respect of

an increase in

tax loss DTAs

and USD 57m in

respect of an increase

in tax credits

carried
forward in relation to US corporate alternative minimum

tax. These benefits were partly offset by a net expense

of
USD 68m that primarily related

to the amortization of

DTAs previously recognized in

relation to tax losses

carried
forward and deductible temporary differences.

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

Total comprehensive income attributable

to shareholders
In the third quarter of 2024, total comprehensive income

attributable to shareholders was USD 3,602m, reflecting
a net profit of USD 996m and other comprehensive income

(OCI), net of tax, of USD 2,606m.
OCI related

to cash

flow hedges

was USD 1,593m,

mainly reflecting

net unrealized

gains on

US dollar

hedging
derivatives resulting from decreases in the relevant

US dollar long-term interest rates.
Foreign

currency

translation

OCI

was

USD 1,461m,

mainly

resulting

from

the

Swiss

franc

and

the

euro

both
strengthening against the US dollar.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 323m, primarily due to
a tightening of our own credit spreads.
Defined benefit plan OCI was

negative USD 119m, primarily reflecting

negative pre-tax OCI in our

non-Swiss plans
of

USD 102m,

mainly

driven

by

the

Credit

Suisse

UK

plan

following

a

buy-in

insurance

transaction to

mitigate
inherent risks.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS AG
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
›
Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of the
UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about
OCI related to defined benefit plans

Sensitivity to interest rate movements
As of 30 September

2024, it is

estimated that a

parallel shift in

yield curves by

+100 basis points

could lead to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.7bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 1.0bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.
A parallel shift

in yield curves

by –100 basis

points could lead

to a combined

decrease in annual

net interest income
of approximately

USD 0.3bn. Of

this decrease,

approximately USD 0.4bn

and USD 0.1bn

would result

from changes
in US dollar and euro

interest rates, respectively. Swiss franc interest rates

would provide an offsetting increase of
approximately USD 0.3bn, driven by both contractual

and assumed flooring benefits under negative

interest rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies

and

relative

to

implied

forward

rates

as

of

30 September

2024

applied

to

our

banking

book.

These
estimates further assume no change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action. These estimates do

not represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated. For

further information

about key

figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 3Q24 vs 3Q23
The cost / income

ratio was

88.7%, compared

with 84.4%,

mainly reflecting

an increase

in operating

expenses,
partly offset by an increase in total revenues.

Personnel: 3Q24 vs 2Q24
The number

of internal

personnel employed

as of

30 September 2024

was 69,185

(full-time equivalents),

a net
decrease of 1,565

compared with 30 June 2024.

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Net profit
Net profit attributable to shareholders

996

(264)

932

1,738

3,055
Equity

Equity attributable to shareholders

96,943

93,392

52,836

96,943

52,836
less: goodwill and intangible assets

6,739

7,023

6,240

6,739

6,240
Tangible equity attributable to shareholders

90,204

86,369

46,596

90,204

46,596
less: other CET1 adjustments

5,781

3,368

3,218

5,781

3,218
CET1 capital

84,423

83,001

43,378

84,423

43,378
Returns
Return on equity (%)

4.2

(1.4)

7.0

3.1

7.4
Return on tangible equity (%)

4.5

(1.6)

8.0

3.4

8.3
Return on CET1 capital (%)

4.8

(1.7)

8.6

3.6

9.5
Common equity tier 1 capital: 3Q24 vs 2Q24
During the third quarter of 2024, CET1 capital increased by USD 1.4bn to USD 84.4bn, primarily due to operating profit before tax of

USD 1.2bn, foreign currency translation

gains of USD 1.5bn

and an increase

in eligible deferred
tax assets recognized for temporary differences of USD 0.3bn, partly offset by dividend accruals

of USD 1.0bn and
current tax expenses

of USD 0.3bn.
Return on common equity tier 1 capital: 3Q24

vs 3Q23
The annualized

return on

CET1 capital

was 4.8%,

compared with

8.6%, driven

by an

increase in

average CET1
capital, partly offset by higher net profit attributable to

shareholders.
Risk-weighted assets: 3Q24 vs 2Q24
During the third quarter of 2024, RWA increased by USD 5.6bn to USD 515.5bn, driven by a USD 10.8bn

increase
in currency effects, partly offset by

decreases of USD 3.6bn resulting from asset

size and other movements,

as well
as USD 1.6bn resulting from model updates and methodology

changes.
Common equity tier 1 capital ratio: 3Q24 vs 2Q24
The CET1

capital ratio

increased to

16.4% from

16.3%, reflecting

the aforementioned

increase in

CET1 capital,
partly offset by the aforementioned increase in RWA.
Leverage ratio denominator: 3Q24 vs 2Q24
During the third quarter of 2024, the

LRD increased by USD 47.2bn to USD 1,611.2bn, driven by currency effects of USD 54.2bn, partly offset by asset size and other

movements of USD 7.1bn.
Common equity tier 1 leverage ratio: 3Q24

vs 2Q24
The CET1 leverage ratio decreased to 5.2%

from 5.3%, reflecting the aforementioned increase

in the LRD, partly
offset by the aforementioned increase in CET1 capital.
Results 9M24 vs 9M23
Operating profit before tax

decreased by USD 1,814m,

or 43%, to USD 2,374m, reflecting

a USD 6,936m

increase
in operating expenses,

which was

partly offset by

a USD 5,345m

increase in total

revenues. Net credit

loss expenses
were USD 303m

compared with net credit loss expenses

of USD 80m

in the first nine months of 2023.

Net fee

and commission

income increased

by USD 3,201m

to USD 17,084m.

Portfolio management

and related
service

fees

and

investment

fund

fees

increased

by

USD 1,458m

and

USD 561m

respectively,

predominantly

in
Global

Wealth

Management

and

Asset

Management,

respectively,

largely

attributable

to

positive

market
performance

and

due

to

the

consolidation

of

Credit

Suisse AG

revenues.

Net

brokerage

fees

increased

by
USD 686m, mainly reflecting higher

levels of client

activity and the

consolidation of Credit

Suisse AG revenues in
Global Wealth Management,

as well as due to increases

in Cash Equities across all regions in Execution Services in the

Investment

Bank.

M&A

and

corporate

finance

fees

increased

by

USD 265m, mainly

due

to

higher

advisory
revenues in our Global

Banking business within the

Investment Bank.

Underwriting fees increased by

USD 208m,
largely attributable to a USD 158m increase

in debt underwriting revenues, mainly due to

increased deal volumes
in the Global Banking business in the Investment

Bank.

UBS AG third quarter 2024 report |
UBS AG | UBS AG consolidated performance

Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or

loss increased

by USD 1,742m

to USD 12,896m.

Revenues in

Global Wealth

Management increased by
USD 212m, mainly driven by an

increase in transaction-based income mostly due to

higher levels of client activity
and an

increase resulting from

the consolidation of

Credit Suisse AG

revenues. This increase

was partly offset

by
lower deposit

revenues, mainly

as a

result

of lower

margins and

including the

effects of

shifts to

lower-margin
deposit

products,

higher

liquidity

and

funding

costs,

as

well

as

lower

loan

revenues,

reflecting

lower

average
volumes.

Personal

&

Corporate

Banking

increased

by

USD 691m,

largely

due

to

the

consolidation

of

Credit
Suisse AG net interest income. The

Investment Bank increased by

USD 544m, reflecting an increase in

Derivatives
& Solutions

revenues, mainly

due to

increases in

Equity Derivatives

and Foreign

Exchange,

and higher

revenues from
Public

Capital

Markets

in

Global

Banking,

partly

offset

by

lower

Financing

revenues,

particularly

in

the

Capital
Markets Financing business.
Other income

was USD 1,025m,

compared with

USD 624m in

the first

nine months

of 2023,

and included

the
consolidation of Credit Suisse income. This change was mainly due to a USD 119m gain related to the sale of our
investment in an

associate,

as well as

a USD 113m gain

in Asset Management

from the sale

of our Brazilian

real
estate fund management

business. Other income

also included higher

costs charged to shared

services subsidiaries
of UBS Group AG.
General and

administrative expenses

increased by

USD 3,573m to

USD 11,584m, largely

due

to

a

USD 1,952m
increase in shared services costs charged by other subsidiaries of the UBS Group. Litigation, regulatory and similar
matters increased by USD 337m, largely

reflecting UBS agreeing in the second

quarter of 2024 to fund an offer

by
the Credit Suisse supply chain finance funds

to redeem all of the outstanding units

of the respective funds, partly
offset

by

a

USD 665m

increase

in

provisions

recognized

in

the

first

half

of

2023

related

to

the

US

residential
mortgage-backed

securities

litigation

matter.

Excluding

the

aforementioned

effect,

general

and

administrative
expenses

increased

due

to

the

inclusion

of

Credit

Suisse AG

expenses

and

higher

expenses

for

consulting,
technology and outsourcing costs.
Personnel

expenses

increased

by

USD 3,049m

to

USD 14,746m,

which

included

the

consolidation

of

Credit
Suisse AG expenses.

Salaries and variable compensation increased by USD 2,673m, including the aforementioned
consolidation effect,

as well as an increase in financial advisor compensation,

which reflected higher compensable
revenues.

Depreciation, amortization and impairment of

non-financial assets increased by USD 314m to

USD 2,000m, which
included

the

consolidation

of

Credit

Suisse AG

expenses.

Excluding

the

aforementioned

consolidation

effect,
depreciation of internally developed

software increased by

USD 158m, reflecting

a higher level of capitalized

costs,
and depreciation

of owned

and own

use leased

properties increased

by USD

100m. These

increases

were partly
offset by a USD 206m impairment of software projects in progress in the second quarter of 2023 resulting from a reprioritization of software development activity

following the acquisition of the Credit Suisse

Group.
Outlook
In the third

quarter of 2024 we

saw strong client activity

against a market backdrop

that, while constructive, still
exhibited periods of high volatility and dislocation.

Entering the fourth quarter, we see a continuation of these market conditions sustained by the prospects of a soft
landing in

the US

economy. However,

the macroeconomic

outlook in

the rest

of the

world remains

clouded. In
addition to seasonality, the ongoing

geopolitical conflicts and the

outcome of the US elections create

uncertainties
that are likely to affect investor behavior.

As we stay

close to clients, helping

them navigate this

environment, and execute

on our priorities,

we will continue
to invest

to drive

sustainable long-term

value for

our stakeholders

while maintaining

a balance

sheet for

all seasons.

UBS AG third quarter 2024 report |
Business divisions and Group Items

Business divisions and Group
Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core

and Legacy.

Non-core and

Legacy includes

positions and

businesses not

aligned with

our strategy
and policies.

Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.
This discussion and

analysis of the

results of

the business divisions

and Group Items

compares the

results for the
third quarter of 2024, which

are based entirely on

consolidated data following the merger of

UBS AG and Credit
Suisse AG, with those for the third quarter of 2023, which only included pre-merger UBS AG consolidated results.
It also compares the nine-month period ended 30 September 2024, based on four months of post-merger results
and five months

of pre-merger

UBS AG consolidated

results only,

with the nine-month

period ended 30 September
2023, which

included

pre-merger UBS AG

consolidated results

only. This

is a

material driver

in many

of the

increases
across both revenues and operating expenses.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Global Wealth Management

14
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net interest income

1,662

1,317

1,269

26

31

4,183

4,192
Recurring net fee income
3

3,235

2,893

2,601

12

24

8,821

7,590
Transaction-based income
3

1,143

960

765

19

49

3,088

2,356
Other income

16

22

15

(29)

5

74

29
Total revenues

6,056

5,192

4,650

17

30

16,166

14,167
Credit loss expense / (release)

3

(2)

8

(62)

10

29
Operating expenses

5,131

4,473

3,668

15

40

13,579

10,872
Business division operating profit / (loss) before tax

922

720

974

28

(5)

2,577

3,267
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(5.4)

(34.3)

(32.1)

(21.1)

(15.1)
Cost / income ratio (%)
3

84.7

86.2

78.9

84.0

76.7
Financial advisor compensation
4

1,335

1,291

1,150

3

16

3,892

3,372
Invested assets (USD bn)
3

4,259

4,038

2,986

5

43

4,259

2,986
Loans, gross (USD bn)
5

313.5

307.4

215.4

2

46

313.5

215.4
Customer deposits (USD bn)
5

482.2

477.0

339.3

1

42

482.2

339.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,6

0.4

0.4

0.3

0.4

0.3
Advisors (full-time equivalents)

9,897

10,068

8,916

(2)

11

9,897

8,916
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.

Consists of cash and

deferred compensation awards

and is based on

compensable revenues and firm

tenure using a formulaic

approach. Also includes expenses

related to compensation
commitments with financial advisors entered

into at the time of

recruitment that are subject to

vesting requirements. Recruitment loans

to financial advisors were USD

1,749m as of 30 September

2024.

5 Loans
and Customer deposits in this table include customer brokerage receivables and payables, respectively,

which are presented in a separate reporting line on the balance sheet.

6 Refer to the “Risk management and
control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 3Q24 vs 3Q23
Profit before tax

decreased by USD 52m,

or 5%, to

USD 922m, mainly driven

by higher operating

expenses, almost
entirely

offset by

higher

total

revenues,

and

included a

positive

impact
from the

merger

of

UBS AG

and

Credit
Suisse AG.
Total revenues
Total

revenues

increased

by

USD 1,406m,

or

30%,

to

USD 6,056m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues. The remaining

increase largely reflected increases

in recurring net fee

income and transaction-
based income, partly offset by decreases in net interest income.
Net interest income

increased by USD 393m,

or 31%, to USD 1,662m,

mainly driven by

the consolidation of

Credit
Suisse AG net interest income. The remaining variance was due to lower deposit margins, including the effects of
shifts to

lower-margin deposit

products and

the effects

of liquidity

and funding

costs, partly

offset by

higher deposit
volumes. The remaining variance was also due

to lower loan revenues, reflecting lower

average volumes.
Recurring net fee income increased by USD 634m, or 24%, to USD 3,235m, mainly driven by the consolidation of
Credit Suisse AG recurring net fee income

and positive market performance.
Transaction-based income increased

by USD 378m, or 49%,

to USD 1,143m, mainly driven

by the consolidation of
Credit

Suisse AG transaction-based

income and

higher levels

of

client activity,

particularly in

the Americas,

Asia
Pacific and Switzerland regions.
Credit loss expense / release
Net credit loss expenses decreased by USD 5m to USD 3m.
Operating expenses
Operating expenses

increased

by

USD 1,463m, or

40%, to

USD 5,131m, mostly

driven

by

the

consolidation of
Credit

Suisse AG

operating

expenses.

The

remaining

variance

was

due

to

higher

personnel

expenses,

primarily
reflecting

an

increase

in

financial

advisor

compensation

reflecting

higher

compensable

revenues.

Operating
expenses also included higher integration-related expenses.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Global Wealth Management

15
Invested assets: 3Q24 vs 2Q24
Invested assets increased

by USD 221bn, or

5%, to USD 4,259bn,

mainly driven by

positive market performance

of
USD 146.7bn, positive foreign currency effects

of USD 53.7bn and net new asset inflows.
Loans: 3Q24 vs 2Q24
Loans increased

by USD 6.1bn

to USD 313.5bn,

driven by positive

foreign currency

effects, partly offset

by negative
net new loans.

Customer deposits: 3Q24 vs 2Q24
Customer

deposits increased

by

USD 5.2bn to

USD 482.2bn, mainly

driven

by

positive

foreign

currency effects,
partly offset by net new deposit outflows.

Results: 9M24 vs 9M23
Profit before tax

decreased by USD 690m,

or 21%, to

USD 2,577m, mainly driven by

higher operating expenses,
partly

offset

by

higher

total

revenues,

and

included

a

positive

impact

from

the

merger

of

UBS AG

and

Credit
Suisse AG.
Total

revenues increased

by

USD 1,999m, or

14%, to

USD 16,166m, mainly

due

to

the

consolidation of

Credit
Suisse AG revenues. The remaining

increase largely reflected

increases in recurring

net fee income and transaction-
based income, partly offset by decreases in net

interest income.
Net interest income

decreased by USD 9m

to USD 4,183m, mainly

driven by lower

deposit revenues, mainly

as a
result

of

lower

margins

and

including

the

effects

of

shifts

to

lower-margin

deposit

products.

In

addition,

the
decrease was

due to

higher liquidity

and funding

costs, as

well as

lower loan

revenues, reflecting lower

average
volumes. These effects were partly offset by

the consolidation of Credit Suisse AG net interest

income.
Recurring net

fee income

increased by

USD 1,231m, or

16%, to

USD 8,821m, mainly

driven by

positive market
performance and the consolidation of Credit

Suisse AG recurring net fee income.
Transaction-based income

increased by

USD 732m, or

31%, to

USD 3,088m, mainly

driven by

higher levels

of client
activity,

particularly

in

the

Americas

and

Asia

Pacific

regions,

and

due

to

the

consolidation of

Credit

Suisse AG
transaction-based income.
Other income increased

by USD 45m to

USD 74m, mainly due

to an

increase in shared

services costs charged

to
other subsidiaries of UBS Group AG, mainly related

to secondments, as well as due to dividends

received.
Net credit loss expenses decreased by USD 19m

to USD 10m.
Operating expenses

increased by

USD 2,707m, or

25%, to

USD 13,579m, mostly

driven by

the consolidation

of
Credit

Suisse AG

operating

expenses.

The

remaining

variance

was

due

to

higher

personnel

expenses,

primarily
reflecting

an

increase

in

financial

advisor

compensation

reflecting

higher

compensable

revenues.

Operating
expenses also included higher integration-related

expenses.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Personal & Corporate Banking

16
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net interest income

1,059

781

690

36

53

2,522

2,077
Recurring net fee income
3

340

271

215

25

58

833

638
Transaction-based income
3

422

353

296

20

42

1,075

910
Other income

56

11

40

396

38

81

64
Total revenues

1,877

1,417

1,242

32

51

4,510

3,689
Credit loss expense / (release)

72

98

2

(26)

180

25
Operating expenses

1,244

905

657

37

89

2,864

1,915
Business division operating profit / (loss) before tax

561

413

583

36

(4)

1,467

1,749
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(3.8)

(32.9)

37.1

(16.2)

45.0
Cost / income ratio (%)
3

66.3

63.9

53.0

63.5

51.9
Net interest margin (bps)
3

169

156

188

168

191
Loans, gross (CHF bn)

247.4

253.2

147.8

(2)

67

247.4

147.8
Customer deposits (CHF bn)

253.5

256.4

168.7

(1)

50

253.5

168.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,4

1.4

1.3

0.8

1.4

0.8
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Refer to “Alternative performance measures” in the

appendix to this report for the definition and calculation method.

4 Refer to the “Risk management and control” section of this report for more
information about (credit-)impaired exposures.
Results : 3Q24 vs 3Q23
Profit before tax decreased by CHF 22m, or 4%, to CHF 561m, as higher total revenues were more than offset by higher operating expenses and net credit loss expenses.
Total revenues
Total

revenues

increased

by

CHF 635m,

or

51%,

to

CHF 1,877m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues, with the remaining variance largely reflecting increases across almost all revenue lines.

Net interest income increased by

CHF 369m to CHF 1,059m, largely due to

the consolidation of Credit Suisse AG
net interest income, with the

remaining variance mainly attributable to higher

liquidity and funding costs, as well
as lower deposit

margins resulting

from both lower

reinvestment rates

and shifts to

lower-margin deposit

products.
Recurring net

fee income

increased by

CHF 125m to

CHF 340m,

mainly due

to the

consolidation of

Credit Suisse

AG
recurring net

fee income,

with the

remaining increase

including higher

revenues from

increased custody

asset levels.
Transaction-based

income

increased

by

CHF 126m

to

CHF 422m,

largely

due

to

the

consolidation

of

Credit
Suisse AG transaction-based income.
Other income increased by CHF 16m to CHF

56m.
Credit loss expense / release
Net credit loss expenses

were CHF 72m, mainly

reflecting net credit

loss expenses on

credit-impaired positions with
a small number

of corporate counterparties,

partly offset by

net credit loss releases

related to performing

positions.
These compared with net credit loss expenses of CHF 2m

in the third quarter of 2023.
Operating expenses
Operating expenses increased

by CHF 587m, or

89%, to CHF 1,244m,

largely due to

the consolidation of

Credit
Suisse AG expenses, and included higher integration-related

expenses.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Personal & Corporate Banking

17
Results: 9M24 vs 9M23
Profit before tax

decreased by CHF 282m,

or 16%, to CHF 1,467m,

as higher total

revenues were more

than offset
by higher operating expenses and net credit

loss expenses.

Total

revenues

increased

by

CHF 821m,

or

22%,

to

CHF 4,510m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues, with the remaining variance

largely reflecting increases

in all revenue lines.

Net interest income increased by

CHF 445m to CHF 2,522m, largely due to

the consolidation of Credit Suisse AG
net interest income.
Recurring net

fee income

increased by

CHF 195m to

CHF 833m,

mainly due

to the

consolidation of

Credit Suisse

AG
recurring net

fee income,

with the

remaining increase

including higher

revenues from

increased custody

asset levels.
Transaction-based

income

increased

by

CHF 165m

to

CHF 1,075m,

largely

due

to

the

consolidation

of

Credit
Suisse AG transaction-based income.
Other income increased by CHF 17m to CHF

81m.
Net credit

loss expenses

were CHF 180m,

mainly reflecting

net credit

loss expenses

on credit-impaired

positions
with

a

small

number of

corporate

counterparties, partly

offset

by

net credit

loss

releases

related

to

performing
positions. These compared with net credit loss

expenses of CHF 25m in the first nine months

of 2023.
Operating expenses increased by

CHF 949m, or 50%,

to CHF 2,864m, largely

due to the

consolidation of Credit
Suisse AG expenses, and included higher integration-related

expenses.
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net interest income

1,233

863

775

43

59

2,868

2,298
Recurring net fee income
3

396

300

241

32

64

946

705
Transaction-based income
3

492

389

333

26

48

1,220

1,007
Other income

64

12

45

423

45

93

70
Total revenues

2,185

1,564

1,394

40

57

5,127

4,080
Credit loss expense / (release)

84

110

1

(24)

203

27
Operating expenses

1,449

999

739

45

96

3,257

2,118
Business division operating profit / (loss) before tax

653

455

654

44

0

1,667

1,935
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(0.2)

(33.5)

49.8

(13.9)

52.9
Cost / income ratio (%)
3

66.3

63.9

53.0

63.5

51.9
Net interest margin (bps)
3

172

155

191

169

192
Loans, gross (USD bn)

292.2

281.8

161.3

4

81

292.2

161.3
Customer deposits (USD bn)

299.4

285.3

184.1

5

63

299.4

184.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,4

1.4

1.3

0.8

1.4

0.8
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Refer to “Alternative performance measures” in the

appendix to this report for the definition and calculation method.

4 Refer to the “Risk management and control” section of this report for more
information about (credit-)impaired exposures.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Asset Management

18
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net management fees
3

758

582

500

30

52

1,827

1,471
Performance fees

46

23

11

98

313

91

42
Net gain from disposals

84

28

196

113
Total revenues

888

634

511

40

74

2,031

1,513
Credit loss expense / (release)

0

0

0

0

(1)
Operating expenses

720

513

425

40

69

1,691

1,243
Business division operating profit / (loss) before tax

168

121

86

39

96

340

271
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

95.6

35.0

(38.1)

25.6

(78.8)
Cost / income ratio (%)
4

81.1

80.8

83.2

83.3

82.2
Gross margin on invested assets (bps)
4

20

17

17

18

18
Information by business line / asset

class
Invested assets (USD bn)
4
Equities

747

691

494

8

51

747

494
Fixed Income

471

448

324

5

45

471

324
of which: money market

153

146

143

5

7

153

143
Multi-asset & Solutions

285

277

164

3

73

285

164
Hedge Fund Businesses

60

59

55

2

10

60

55
Real Estate & Private Markets

152

147

98

4

55

152

98
Total invested assets excluding associates

1,714

1,622

1,134

6

51

1,714

1,134
of which: passive strategies

806

756

487

7

66

806

487
Associates
5

83

77

23

8

265

83

23
Total invested assets

1,797

1,699

1,157

6

55

1,797

1,157
Information by region
Invested assets (USD bn)
4
Americas

438

426

333

3

32

438

333
Asia Pacific
6

229

213

168

7

36

229

168
EMEA (excluding Switzerland)

403

378

291

7

39

403

291
Switzerland

728

682

366

7

99

728

366
Total invested assets

1,797

1,699

1,157

6

55

1,797

1,157
Information by channel
Invested assets (USD bn)
4
Third-party institutional

1,010

957

638

6

58

1,010

638
Third-party wholesale

182

181

115

0

58

182

115
UBS’s wealth management businesses

522

484

382

8

37

522

382
Associates
5

83

77

23

8

265

83

23
Total invested assets

1,797

1,699

1,157

6

55

1,797

1,157
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Net management fees

include transaction

fees, fund

administration revenues

(including net interest

and trading

income from lending

activities and foreign-exchange

hedging as part

of the fund
services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other
items that are not Asset Management’s

performance fees.

4 Refer to “Alternative

performance measures” in the appendix to this report for

the definition and calculation method.

5 The invested assets amounts
reported for associates are prepared in accordance with their local regulatory requirements and practices.

6 Includes invested assets from associates.
Results: 3Q24 vs 3Q23
Profit before

tax increased

by USD 82m,

or 96%,

to USD 168m,

mainly reflecting

the impact

from the

consolidation
of Credit Suisse AG, which included an

USD 84m gain from the closing of the

remaining portion of the sale of our
Brazilian real estate fund management business.
Total revenues
Total revenues increased by

USD 377m, or

74%, to

USD 888m, mainly

due to

the consolidation

of Credit

Suisse AG
revenues,

and included the USD 84m gain from the aforementioned

sale.
Net management

fees increased

by USD 258m,

or 52%,

to USD 758m,

largely driven

by the consolidation

of Credit
Suisse AG net management fees. The remaining

increase

largely

reflected

positive market performance and foreign
currency effects,

partly

offset by

continued margin

compression. In

addition, net

management fees

in

the third
quarter of 2024 included a revaluation of USD

19m related to a real estate fund

co-investment.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Asset Management

19
Performance

fees

increased by

USD 35m,

or

313%, to

USD 46m,

mostly

due

to

increases

in

Fixed

Income

and
Hedge Fund Businesses,

and included Credit Suisse AG performance

fees.
Operating expenses
Operating expenses

increased by

USD 295m, or

69%, to

USD 720m, largely

due

to the

consolidation of

Credit
Suisse AG operating expenses,

and included higher integration-related expenses.
Invested assets: 3Q24 vs 2Q24

Invested assets

increased by

USD 98bn, or

6%, to

USD 1,797bn,

mainly reflecting

favorable foreign

currency effects
of

USD 53bn,

positive

market

performance

of

USD 45bn

and

net

new

money

of

USD 2bn.

There

was

also

a
USD 2bn

decrease

in

invested

assets

mainly

related

to

the

sale

of

our

Brazilian

real

estate

fund

management
business. Excluding money market flows

and associates, net new money was negative

USD 5bn.
Results: 9M24 vs 9M23
Profit before

tax increased

by USD 69m,

or 26%,

to USD 340m,

mainly reflecting

the impact

from the

consolidation
of Credit Suisse AG, which included a USD 113m gain from

the sale of our Brazilian real estate fund management
business.
Total revenues

increased by

USD 518m, or

34%, to

USD 2,031m, primarily reflecting

the consolidation of

Credit
Suisse AG revenues, and included the USD 113m

gain from the aforementioned sale.
Net management fees increased by USD 356m, or 24%, to USD 1,827m, largely attributable to the consolidation
of Credit Suisse

AG net management

fees, positive

market performance

and foreign

currency effects,

as well as

the
revaluation of a

real estate

fund co-investment,

partly offset

by continued

margin compression.

In addition, the

first
nine months of 2023 included the fee income of the former UBS Hana Asset Management Co., Ltd. and negative pass-through fees, with the corresponding offset

in performance fees.
Performance fees

increased by

USD 49m, or

119%, to

USD 91m, mainly

due to increases

in Hedge Fund

Businesses
and Fixed

Income, and

included Credit

Suisse AG performance

fees. These

increases were

partly offset

by lower
performance fees related to the aforementioned

pass-through fees in 2023.
Operating expenses increased by

USD 448m, or 36%, to

USD 1,691m, largely due

to the consolidation of

Credit
Suisse AG operating expenses,

and included higher integration-related expenses.

UBS AG third quarter 2024 report |
Business divisions and Group Items | Investment

Bank

20
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Advisory

220

226

106

(3)

107

611

437
Capital Markets

339

399

259

(15)

31

1,087

684
Global Banking

558

625

365

(11)

53

1,698

1,122
Execution Services
3

440

405

312

9

41

1,243

992
Derivatives & Solutions
3

949

880

628

8

51

2,762

2,379
Financing

506

526

466

(4)

9

1,574

1,538
Global Markets

1,895

1,811

1,406

5

35

5,579

4,909
of which: Equities

1,417

1,337

1,039

6

36

4,114

3,483
of which: Foreign Exchange, Rates and Credit

477

474

367

1

30

1,465

1,426
Total revenues

2,453

2,436

1,770

1

39

7,277

6,030
Credit loss expense / (release)

4

(1)

17

35

25
Operating expenses

2,240

2,200

1,840

2

22

6,523

5,480
Business division operating profit / (loss) before tax

209

237

(87)

(12)

718

526
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4
n.m.

67.2
n.m.

36.6

(69.6)
Cost / income ratio (%)
4

91.3

90.3

103.9

89.6

90.9
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Comparative figures for the quarter ended

30
September 2023 and for the nine-month period

ended 30
September 2023 have been restated as a

result of the shift of the foreign exchange products
that are traded over electronic platforms from

Execution Services to Derivatives & Solutions.

The restatement had no effect on

total Global Markets revenues.

4 Refer to “Alternative

performance measures” in the
appendix to this report for the definition and calculation method.
Results: 3Q24 vs 3Q23
Profit before

tax increased

by

USD 296m

to USD 209m,

mainly reflecting

higher total

revenues, partly

offset by
higher operating expenses.
Total revenues
Total revenues increased by USD 683m, or

39%, to USD 2,453m,

reflecting increases in

Global Markets

and Global
Banking.
Global Banking
Global Banking revenues

increased by USD 193m,

or 53%, to

USD 558m, with increases

in Advisory and

Capital
Markets.

Advisory revenues increased by USD 114m, or 107%, to USD 220m, mostly due to higher merger and acquisition
transaction revenues, which increased by

USD 115m, or 132%.

Capital Markets

revenues increased

by USD 80m,

or 31%,

to USD 339m,

mainly due

to higher

Debt Capital

Markets
revenues,

which

increased

by

USD 21m,

or

27%,

Leveraged

Capital

Markets

revenues,

which

increased

by
USD 13m, or 16%, and Equity Capital Markets

revenues, which increased by USD 10m, or 24%.

Global Markets
Global Markets revenues increased by USD 489m, or

35%, to USD 1,895m, primarily driven by higher Derivatives
& Solutions and Execution Services revenues.
Execution

Services

revenues

increased

by

USD 128m,

or

41%,

to

USD 440m,

mainly

due

to

increases

in

Cash
Equities across all regions.
Derivatives &

Solutions revenues

increased by

USD 321m, or

51%, to

USD 949m, with

increases across

all products,
led by Equity Derivatives,

Foreign Exchange and Rates.
Financing revenues increased

by USD 40m, or

9%, to USD 506m

and included a

USD 51m gain from

the sale of
our investment in an associate.
Equities
Global Markets Equities revenues increased by USD 378m, or 36%,

to USD 1,417m, mostly driven by increases in
Equity Derivatives and Cash Equities, as well

as by the aforementioned gain from sale.

UBS AG third quarter 2024 report |
Business divisions and Group Items | Investment

Bank

21
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 110m,

or

30%,

to

USD 477m,
primarily driven by increases in Foreign Exchange and Rates.
Credit loss expense / release
Net credit loss expenses decreased by USD 13m to USD 4m.
Operating expenses
Operating expenses increased by

USD 400m, or 22%, to

USD 2,240m, mainly due to

the consolidation of Credit
Suisse AG expenses, with

the remaining increase

including higher variable

compensation and

increased technology
expenses.
Results: 9M24 vs 9M23
Profit before tax increased

by USD 192m, or 37%, to

USD 718m, mainly due to

higher total revenues, partly

offset
by higher operating expenses.
Total

revenues

increased

by

USD 1,247m,

or

21%,

to

USD 7,277m,

reflecting

increases

in

Global

Markets

and
Global Banking.
Global Banking revenues increased by USD 576m, or 51%, to USD 1,698m, reflecting higher Capital Markets and
Advisory revenues.

Advisory revenues increased

by USD 174m, or

40%, to

USD 611m, mostly due

to higher

merger and acquisition
transaction revenues, which increased by

USD 157m, or 41%.
Capital Markets

revenues increased

by USD 403m,

or 59%,

to USD 1,087m,

mainly due

to higher

Leveraged Capital
Markets revenues, which

increased by USD 229m,

or 155%,

Debt Capital

Markets revenues, which

increased by
USD 94m, or 46%, and Equity Capital Markets

revenues, which increased by USD 78m, or 51%.
Global Markets revenues increased by USD 670m, or 14%, to

USD 5,579m, primarily driven by higher Derivatives
& Solutions and Execution Services revenues.
Execution Services revenues increased by USD 251m, or 25%, to USD 1,243m, mainly driven by increases in

Cash
Equities across all regions.
Derivatives & Solutions

revenues increased by USD 383m,

or 16%, to

USD 2,762m, mainly driven

by increases in
Equity Derivatives and Foreign Exchange

revenues.
Financing

revenues

increased

by

USD 36m,

or

2%,

to

USD 1,574m

and

included

a

USD 51m

gain

from

the
aforementioned sale of our investment in an

associate.
Equities
Global Markets Equities revenues increased by USD 631m, or 18%,

to USD 4,114m, mainly driven by increases in
Equity Derivatives and Cash Equities, as well

as by the aforementioned gain from sale.
Foreign Exchange, Rates and Credit
Global Markets Foreign Exchange, Rates and Credit revenues increased by

USD 39m, or 3%, to USD 1,465m.
Net credit loss expenses increased by USD 10m to

USD 35m.
Operating

expenses

increased

by

USD 1,043m,

or

19%,

to

USD 6,523m,

mainly

driven

by

integration-related
expenses,

with

the

remaining

increase

including

the

consolidation

of

Credit

Suisse AG

expenses

and

expenses
related to secondment of Credit Suisse employees

prior to the merger of UBS AG and Credit Suisse

AG.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Non-core and Legacy

22
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23 2Q24 3Q23 30.9.24 30.9.23
Results
Total revenues

225

165

35

37

537

411

87
Credit loss expense / (release)

76

(23)

(1)

53

(1)
Operating expenses

851

1,552

142

(45)

499

2,542

861
Operating profit / (loss) before tax

(701)

(1,365)

(106)

(49)

561

(2,184)

(774)
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.
Results: 3Q24 vs 3Q23
Loss before

tax was

USD 701m, primarily

driven by

the impact

of the

merger of

UBS AG and

Credit Suisse AG,
compared with a loss before tax of USD 106m.
Total revenues
Total

revenues were

USD 225m, which

was USD 190m

higher than

the amount recorded

in the

third quarter

of
2023,

mainly

due

to

the

consolidation

of

Credit

Suisse AG

revenues.

Total

revenues

reflected

net

gains

from
position exits, along with net interest income from securitized products and credit products. Total

revenues in the
third quarter of 2024 also included a USD 67m gain from the sale of our investment in an associate.
Credit loss expense / release
Net

credit loss

expenses were

USD 76m, almost

entirely

driven by

credit-impaired

positions,

compared with

net
credit loss releases of USD 1m in the third quarter of 2023.
Operating expenses
Operating

expenses

were

USD 851m,

compared

with

operating

expenses

of

USD 142m

recorded

in

the

third
quarter of 2023,

largely due to

the consolidation of

Credit Suisse AG

expenses, and included

integration-related
expenses of

USD 268m. Operating

expenses also

included litigation

releases of

USD 71m, largely

reflecting UBS
agreeing in the second

quarter of 2024

to fund an

offer by the

Credit Suisse supply

chain finance funds

(the SCFFs)
to redeem all of the outstanding units of the respective

funds.
Results: 9M24 vs 9M23
Loss before tax

was USD 2,184m, primarily driven

by the impact

of the merger of

UBS AG and Credit

Suisse AG,
compared with a loss before tax of USD 774m.
Total revenues
Total

revenues were USD 411m, which was USD 324m higher than

the amount recorded in the first

nine months
of 2023,

mainly due

to the

consolidation of

Credit Suisse AG

revenues. Total

revenues reflected

net gains

from
position exits,

along with

net interest

income from

securitized products

and credit

products. Total

revenues also
included the aforementioned USD 67m gain from the sale of

our investment in an associate.
Credit loss expense / release
Net

credit loss

expenses were

USD 53m, almost

entirely

driven by

credit-impaired

positions,

compared with

net
credit loss releases of USD 1m.

Operating expenses
Operating expenses were

USD 2,542m, compared with

operating expenses of

USD 861m recorded in the first

nine
months of 2023,

largely due to

the consolidation of Credit

Suisse AG expenses, and

included integration-related
expenses of

USD 515m. Operating

expenses also

included litigation

expenses of

USD 1,074m, largely

reflecting UBS
agreeing in the second quarter

of 2024 to fund an

offer by the SCFFs to redeem

all of the outstanding

units of the
respective

funds.

The

first

nine

months

of

2023

included

a

USD 665m

increase

in

provisions

related

to

the

US
residential mortgage-backed securities litigation

matter, which was settled in the third quarter of 2023.

UBS AG third quarter 2024 report |
Business divisions and Group Items |

Group Items

23
Group Items
Group Items
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Total revenues

190

(90)

(13)

(6)

(216)
Credit loss expense / (release)

0

0

1

1

1
Operating expenses

250

275

233

(9)

7

737

819
Operating profit / (loss) before tax

(61)

(365)

(246)

(83)

(75)

(744)

(1,036)
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.
Results: 3Q24 vs 3Q23
Loss before

tax decreased by

USD 185m to

USD 61m, mostly driven

by higher

gains in

Group hedging

and own
debt,

including

hedge

accounting ineffectiveness,

reflecting

mark-to-market effects

on

portfolio-level

economic
hedges, mainly due to decreasing interest rates.
Results: 9M24 vs 9M23
Loss before

tax decreased

by USD 292m

to USD 744m,

mainly due

to lower

integration-related expenses, partly
offset by higher shared services costs charged

by other subsidiaries of UBS Group AG.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet

24
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
25
Risk management and control
25
Credit risk
27
Market risk
29
Country risk
29
Non-financial risk
31
Capital management
32
Total

loss-absorbing capacity
35
Risk-weighted assets
37
Leverage ratio denominator
38
Liquidity and funding management
38
Strategy, objectives and governance
38
Liquidity coverage ratio
38
Net stable funding ratio
39
Balance sheet and off-balance sheet
39
Balance sheet assets
40
Balance sheet liabilities
41
Equity

Off-balance sheet

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

25
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk

management and control”

section of the UBS AG Annual

Report 2023, available under
“Annual

reporting”

at
ubs.com/investors
,

and

the

“Recent

developments”

section

of

this

report

for

more
information about the integration of Credit Suisse.
Following the merger of UBS AG and Credit Suisse AG in May 2024, the risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG.
Credit risk

Overall banking products exposure
Overall banking

products exposure

increased by

USD 11bn to

USD 1,075bn as

of 30 September

2024, primarily
reflecting currency

effects, partly

offset by

negative net

new loans

in Personal

& Corporate

Banking and

Global
Wealth Management and a decrease in balances at central

banks.
Total

net credit

loss

expenses in

the

third quarter

of 2024

were USD 167m,

reflecting net

releases of

USD 15m
related to performing positions and net expenses

of USD 182m on credit-impaired positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “UBS AG consolidated performance” section and “Note 9 Expected credit loss measurement” in the
“Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD 1.5bn

to
USD 4.3bn as of

30 September 2024,

driven by new

mandates, partly offset

by deal syndications

and cancellations.
As of 30 September 2024, USD 0.1bn of

these commitments had not been

distributed as originally planned.

As of
30 September 2024, Non-core and Legacy had

no loan underwriting commitments.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

26
Banking and traded products exposure in the business divisions and Group Items
30.9.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

473,574

453,535

1,676

88,252

34,389

23,098

1,074,524
of which: loans and advances to customers (on-balance sheet)

308,796

292,153

14

18,536

2,321

6,304

628,124
of which: guarantees and loan commitments (off-balance sheet)

19,348

47,158

10

34,539

2,922

17,977

121,955
Traded products
2,3
Gross exposure

14,834

4,258

0

40,420

59,512
of which: over-the-counter derivatives

10,877

3,681

0

9,585

24,143
of which: securities financing transactions

205

0

0

18,696

18,901
of which: exchange-traded derivatives

3,752

577

0

12,139

16,468
Other credit lines, gross
4

73,445

76,634

0

3,018

4

1,512

154,613
Total credit-impaired exposure, gross

1,501

4,251

0

396

1,509

0

7,658
Total allowances and provisions for expected credit losses

362

1,877

0

332

1,069

7

3,646
of which: stage 1

126

319

0

122

6

7

579
of which: stage 2

69

265

0

99

189

0

623
of which: stage 3

167

1,292

0

111

873

0

2,445
30.6.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

471,272

439,621

1,436

100,219

32,673

18,174

1,063,396
of which: loans and advances to customers (on-balance sheet)

302,690

281,758

11

17,517

5,763

3,866

611,606
of which: guarantees and loan commitments (off-balance sheet)

19,663

48,474

10

34,702

3,020

16,789

122,657
Traded products
2,3
Gross exposure

13,459

3,937

0

42,155

59,551
of which: over-the-counter derivatives

9,718

3,415

0

10,897

24,029
of which: securities financing transactions

343

0

0

21,079

21,422
of which: exchange-traded derivatives

3,398

522

0

10,180

14,099
Other credit lines, gross
4

69,061

77,501

0

2,294

3

1,591

150,450
Total credit-impaired exposure, gross

1,416

3,887

0

492

1,575

0

7,371
Total allowances and provisions for expected credit losses

370

1,762

0

338

1,000

7

3,478
of which: stage 1

136

327

0

121

6

7

597
of which: stage 2

68

235

0

96

207

0

606
of which: stage 3

166

1,200

0

122

787

0

2,275
1 IFRS 9 gross exposure

for banking products includes

the following financial instruments

in scope of expected

credit loss requirements: balances

at central banks,

amounts due from banks,

loans and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from

IFRS Accounting Standards.

3 As
counterparty risk for traded products is

managed at counterparty level, no further

split between exposures in the Investment

Bank, Non-core and Legacy,

and Group Items is provided.

4 Unconditionally revocable
committed credit lines.
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.9.24 30.6.24 30.9.24 30.6.24
Secured by collateral

302,941

294,290

252,097

240,669
Residential real estate

114,161

109,196

200,931

189,385
Commercial / industrial real estate

9,980

10,165

40,955

39,608
Cash

29,646

30,182

2,836

2,913
Equity and debt instruments

121,758

119,365

2,993

3,209
Other collateral
2

27,396

25,383

4,382

5,553
Subject to guarantees

663

724

7,428

7,595
Uncollateralized and not subject to guarantees

5,191

7,676

32,628

33,494
Total loans and advances to customers, gross

308,796

302,690

292,153

281,758
Allowances

(278)

(290)

(1,582)

(1,471)
Total loans and advances to customers, net of allowances

308,518

302,400

290,572

280,287
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

98.1

97.2

86.3

85.4
1 Collateral arrangements generally incorporate

a range of collateral, including

cash, securities, real estate and

other collateral. UBS applies a

risk-based approach that generally prioritizes collateral

according to its
liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is first allocated to the funded element. For legacy Credit Suisse exposure, a risk-based approach is applied that generally
prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionately

allocated.

2 Includes
but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

27
Market risk
UBS AG

excluding

certain

legacy

Credit

Suisse

components

continued

to

maintain

generally

low

levels

of
management value-at-risk (VaR). Average management VaR

(1-day, 95% confidence level) increased

to USD 12m
from USD 9m in the third quarter of

2024, mainly driven by the Investment Bank’s Rates business.

There were no
new

VaR

negative

backtesting

exceptions

in

the

third

quarter

of

2024.

The

number

of

negative

backtesting
exceptions within the most recent 250-business-day

window remained at zero.
Average

management VaR

(1-day,

98%

confidence level)

of

the

legacy

Credit

Suisse

components decreased

to
USD 11m from USD 15m in the third quarter of 2024, driven by continued strategic migration of positions to UBS
from the

former Investment

Bank (Credit

Suisse) and

reductions in

Non-core and

Legacy.

In the

third quarter

of
2024, the aforementioned legacy

Credit Suisse components had three

new negative backtesting exceptions

driven
by Non-core and

Legacy. Two backtesting

exceptions were caused

by market moves

and one backtesting

exception
was

due

to

valuation

adjustments

related

to

additional

exit

cost

reserves.

The

number

of

negative

backtesting
exceptions within the most recent 250-business-day

window increased to four from one.
As the number

of negative backtesting exceptions

for the legacy

Credit Suisse components

also remained below
five,

the Swiss

Financial Market

Supervisory Authority

(FINMA) VaR

multiplier derived

from negative

backtesting
exceptions for market risk

risk-weighted assets was unchanged

compared with the prior

quarter, at 3.0,

for both
UBS AG

excluding

certain

legacy

Credit

Suisse

components

and

the

aforementioned

legacy

Credit

Suisse
components.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

2

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

17

13

10

3

15

8

3

5
Non-core and Legacy

1

3

1

1

0

1

1

0

0
Group Items

4

6

6

5

1

4

3

1

0
Diversification effect
3,4

(6)

(6)

(1)

(5)

(4)

(1)

0
Total as of 30.9.24

7

19

15

12

3

16

10

4

5
Total as of 30.6.24

6

15

8

9

4

13

9

4

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

2

1

0

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

2

3

2

2

1

1

1

0

0
Non-core and Legacy

8

11

8

9

3

3

8

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(2)

(2)

(1)

0

(2)

(1)

0
Total as of 30.9.24

9

14

9

11

4

4

9

1

0
Total as of 30.6.24

13

17

15

15

7

8

10

1

1
1 Legacy Credit

Suisse components not

included in

the UBS AG

management VaR

predominantly reflect

the portfolio in

Non-core and

Legacy and the

transition portfolio

in the Investment

Bank. These

positions
continue to

be managed

on legacy

Credit Suisse

infrastructure based

on legacy

Credit Suisse

management VaR

methodology until

full migration

of these

positions to

the UBS

infrastructure or

liquidation of

the
positions. This process is ongoing, and the management VaR

of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding
distribution of simulated profits and losses for

that business line or risk type, may well be

driven by different days in the historical time

series, rendering invalid the simple summation of figures to arrive at the aggregate
total.

3 The difference between the sum

of the standalone VaR for the business

divisions and Group Items and the total VaR.

4 As the minima and maxima for different business divisions

and Group Items occur
on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic

value of

equity (EVE)

sensitivity in

UBS AG’s banking

book to

a parallel

shift in

yield curves

of +1 basis
point was negative

USD 37.2m as

of 30 September

2024, compared with

negative USD 32.1m

as of 30

June 2024.
This excluded

the sensitivity

of USD 6.2m

from additional

tier 1 (AT1)

capital instruments

(as per

specific FINMA
requirements) in

contrast to

general Basel

Committee on

Banking Supervision

(BCBS) guidance.

Exposure in

the
banking book

of UBS AG

increased during

the third

quarter of

2024, driven

by net

interest income

stabilization
initiatives.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

28
The majority of

UBS AG’s interest rate

risk in the banking

book was a

reflection of the

net asset duration that

it ran
to offset its modeled sensitivity of net USD 28.0m

(30 June 2024: USD 24.6m) assigned to its equity,

goodwill and
real estate,

with the

aim of

generating a

stable net

interest income

contribution. Of

this, USD 17.2m

and USD 9.0m
were

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively,

(30 June

2024:

USD 16.1m

and
USD 7.5m, respectively).
In addition to the aforementioned sensitivity, UBS AG calculates the six interest rate shock scenarios prescribed by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted in

a change in

EVE of

negative USD 6.8bn, or

6.7%, of

UBS AG’s tier 1

capital (30 June 2024:

negative
USD 6.0bn, or 6.1%),

which is well

below the 15%

threshold set in

the BCBS supervisory

outlier test for

high levels
of interest rate risk in the banking book.
The immediate effect

on UBS AG’s tier 1

capital in the

“Parallel up” scenario

as of 30 September

2024 would have
been a

decrease of

approximately USD 0.7bn, or

0.7%, (30 June

2024: USD 0.8bn, or

0.9%), reflecting the

fact
that the vast

majority of UBS AG’s

banking book is

accrual accounted

or subject to

hedge accounting.

The “Parallel
up” scenario would

subsequently have

a positive effect

on net interest

income, assuming

a constant balance

sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing, the “Parallel

down“ scenario was the

most beneficial and would

have resulted in

a change in
EVE of positive USD 7.3bn (30 June 2024: positive USD 6.2bn) and a small positive immediate effect on UBS AG’s tier 1 capital.
UBS AG also

applies granular

internal interest

rate shock

scenarios to

its banking

book positions

to monitor

the
book’s specific risk profile.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control” section of the UBS AG
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “UBS AG consolidated performance” section of this report for more information about the effects of increases in interest rates on the net interest income of UBS AG’s banking book
Interest rate risk – banking book
30.9.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(8.8)

(1.3)

(0.3)

(26.4)

(0.4)

(37.2)

6.2

(31.0)
Parallel up
2

(1,263.3)

(247.3)

(58.9)

(5,110.1)

(103.0)

(6,782.7)

1,111.4

(5,671.3)
Parallel down
2

1,383.9

257.2

81.8

5,434.1

95.0

7,252.0

(1,307.1)

5,944.9
Steepener
3

(548.4)

(5.8)

(11.2)

(1,326.8)

(15.0)

(1,907.2)

197.9

(1,709.4)
Flattener
4

303.0

(35.0)

0.1

156.5

(8.1)

416.6

55.9

472.5
Short-term up
5

(189.7)

(107.3)

(22.6)

(1,967.6)

(44.3)

(2,331.4)

528.1

(1,803.4)
Short-term down
6

187.6

105.7

22.5

2,081.0

45.3

2,442.1

(549.7)

1,892.4
30.6.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(6.3)

(0.4)

0.0

(25.0)

(0.3)

(32.1)

5.4

(26.7)
Parallel up
2

(901.1)

(88.6)

(4.1)

(4,870.1)

(89.1)

(5,953.1)

979.7

(4,973.5)
Parallel down
2

984.3

82.0

(1.7)

5,036.6

86.1

6,187.3

(1,119.7)

5,067.5
Steepener
3

(402.3)

(38.4)

(3.7)

(1,145.1)

(23.8)

(1,613.2)

170.4

(1,442.8)
Flattener
4

224.5

24.7

1.8

21.0

3.7

275.8

53.5

329.3
Short-term up
5

(128.3)

(0.4)

0.3

(1,972.2)

(30.3)

(2,131.0)

467.7

(1,663.3)
Short-term down
6

123.6

0.6

(1.5)

2,087.4

31.5

2,241.6

(476.2)

1,765.3
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

29
Country risk

UBS AG remains watchful of a range of geopolitical developments and political changes in a number of countries,
as well as international

tensions arising from the Russia–Ukraine

war, the escalation of conflicts in the Middle East,
and global trade relations. As of 30 September 2024, UBS AG’s direct exposure to Israel was less than USD 0.5bn
and

its

direct

exposure

to Gulf

Cooperation Council

countries was

less

than USD 5bn,

while direct

exposure to
Egypt and

Jordan was

limited, and

there was

no direct

exposure to

Iran, Iraq,

Lebanon or Syria.

UBS AG’s direct
exposure

to

Russia

as

of

30 September

2024

was

less

than

USD 0.5bn,

and

its

direct

exposure

to

Belarus

and
Ukraine remained

immaterial.

Potential second-order

impacts, such

as European

energy security,

continue to

be
monitored.
Inflation has abated

to some extent

in major Western

economies, although there

are still concerns

regarding future
developments, and central banks’ monetary

policies are in the spotlight. In

China, stress in the property sector

and
strained local

government finances

continue to

have an

adverse impact

on economic

growth, raising

the risk

of
financial instability. This

combination of factors

translates into

a more

uncertain and volatile

environment, which
increases the risk of financial market disruption.
UBS AG continues

to monitor

potential trade

policy disputes,

as well

as economic

and political

developments in
addition to those mentioned

above. It is closely

watching elections and

their aftermath in

a number of key

markets
in 2024.

As of

30 September 2024,

UBS AG’s exposure

to emerging

market countries

was less

than 10%

of its
total country exposure and mainly to certain countries

in Asia.
›
Refer to the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors
, for more information

Non-financial risk
We continue to actively manage the non-financial risks emerging from the acquisition of the Credit Suisse Group.
Progress continues to be made regarding the legal entity mergers,

client account migrations to UBS platforms, the
integration of policies, systems and controls, and operational integration.

These activities continue to be managed
via the program run by our Group Integration

Office.

Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and continue to cooperate with regulators in relation to the submission and execution of implementation plans to
meet regulatory requirements, including remediation requirements applicable to Credit Suisse

AG. In addition, the
Group is closely monitoring

non-financial risk indicators, to detect

any potential for adverse impacts

on the control
environment.
The integration of Credit Suisse requires data to

be migrated to the UBS environment,

and we aim to ensure that
we have robust controls to preserve

data integrity, quality and availability,

to mitigate data migration risks,

and to
meet regulatory expectations.
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers

due to operating

an enlarged

group of entities.

This is combined

with the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication

of

cyberattacks

against

financial

institutions

globally.

We

continue

to

invest

in

improving

our
technology

infrastructure

and

information

security

governance

in

order

to

improve

our

cyberattack

defense,
detection and response capabilities.
Cyberattacks on

third-party vendors

have affected

our operations

in the

past and

continue to

be a

source of

residual
risk to our business.

No cyber events occurred

in the third quarter

of 2024 related to

our own infrastructure,

or the
infrastructure of any third party, that

had material financial or operational

effects on us. We remain on heightened
alert to respond

to and mitigate

elevated cybersecurity

and information-security

threats. We maintain

a program to
advance

our

frameworks

for

managing

third

parties

that

support

our

important

business

services,

and

we

are
continuing with actions to enhance our cyber-risk

assessments and controls over third-party vendors.

In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through

2026. We have implemented

a global framework designed

to drive enhancements in
operational

resilience

across

all

business

divisions

and

relevant

jurisdictions,

and

we

are

working

with

the

third
parties, including

vendors, that

are of

critical importance

to our

operations, to

assess their

operational resilience
against our standards.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

30
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and security, and

records management. In

addition, new risks

continue to emerge,

such as those that

result
from the demand from

our clients for distributed

ledger technology, blockchain-based

assets and cryptocurrencies;
however, we currently have limited exposure to such risks, and relevant control frameworks are implemented and
reviewed on a regular basis as these risks

evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
remain areas of heightened focus for UBS and

for the industry as a whole.
Evolving regulations, such

as those relating to

environmental, social and

governance matters

and the upcoming EU
Markets in Financial Instruments Directive III (MiFID III), as well as the EU Artificial Intelligence Act, are expected to have significant impacts on the financial sector and to

require ongoing adjustments to policies, processes,

controls
and surveillance.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for
global

financial

institutions,

including

a

focus

on

market

access,

such

as

third-country

market

access

into

the
European Economic Area, and taxation of US persons. We maintain a series of controls designed to address these
risks, and we are increasing the number of controls

that are automated.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened regulatory

attention continues.

Money laundering

and financial

fraud
techniques are becoming increasingly sophisticated, including growing use of

AI, and geopolitical volatility makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require

constant attention to

prevent circumvention risks, while

the conflicts in

the Middle East may
increase terrorist financing

risks. An effective

financial crime prevention

program therefore remains

essential for us.
We are

focused on

strategic enhancements

to our

global anti-money-laundering

(AML), know-your-client

(KYC)
and

sanctions programs

to respond

to new

and existing

regulatory requirements

and

to respond

to developing
threats,

as

well

as

alignment

of

standards

and

processes

as

Credit

Suisse

client

accounts

are

migrated

to

UBS
platforms.
In the

US, UBS AG has

been subject to

a Consent Order

with the

Office of the

Comptroller of the

Currency (the
OCC)

since

May 2018

relating

to

our

US

branch

AML

and

KYC

programs.

In

response,

we

have

introduced
significant improvements

to our

framework for

the purpose

of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across relevant

US legal entities.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct are of critical importance to

us. We maintain a conduct risk

framework, which we continue to
refine, across our activities, and which is designed

to align our standards and conduct

with these objectives and to
retain momentum on fostering a strong culture.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

31
Capital management
The disclosures

in this

section are

provided for

UBS AG on

a consolidated

basis and

focus on

key developments
during

the

reporting period

and

information in

accordance with

the

Basel III

framework, as

applicable to

Swiss
systemically relevant

banks (SRBs). They

should be read

in conjunction with

“Capital management”

in the “Capital,
liquidity and

funding, and

balance sheet”

section of

the UBS AG

Annual Report

2023, available

under “Annual
reporting” at
ubs.com/investors
, which provides more information about relevant capital management objectives, planning

and

activities, as

well

as

the

Swiss

SRB

total

loss-absorbing capacity

(TLAC) framework,

on

a

UBS AG
consolidated basis.
UBS AG contributes

a significant portion

of capital to,

and provides substantial

liquidity to, its

subsidiaries. Many of
these

subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.
›
Refer to the 30 September 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
Swiss SRB going and gone concern requirements and information
As of 30.9.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.92
1

76,926

5.02
1

80,896
Common equity tier 1 capital

10.62

54,759

3.52
2

56,728
of which: minimum capital

4.50

23,198

1.50

24,167
of which: buffer capital

5.50

28,354

2.00

32,223
of which: countercyclical buffer

0.56

2,869
Maximum additional tier 1 capital

4.30

22,167

1.50

24,167
of which: additional tier 1 capital

3.50

18,043

1.50

24,167
of which: additional tier 1 buffer capital

0.80

4,124
Eligible going concern capital
Total going concern capital

19.53

100,673

6.25

100,673
Common equity tier 1 capital

16.38

84,423

5.24

84,423
Total loss-absorbing additional tier 1 capital

3.15

16,250

1.01

16,250
of which: high-trigger loss-absorbing additional tier 1 capital

2.91

15,012

0.93

15,012
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.24

1,239

0.08

1,239
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

55,290

3.75

60,418
of which: base requirement including add-ons for market share and LRD

10.73
7

55,290

3.75
7

60,418
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.71

96,473

5.99

96,473
Total tier 2 capital

0.06

289

0.02

289
of which: non-Basel III-compliant tier 2 capital

0.06

289

0.02

289
TLAC-eligible unsecured debt

18.66

96,184

5.97

96,184
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.65

132,216

8.77

141,314
Eligible total loss-absorbing capacity

38.24

197,146

12.24

197,146
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

515,520
Leverage ratio denominator

1,611,151
1 Includes applicable add-ons of 1.51% for risk-weighted assets (RWA) and 0.52% for leverage ratio denominator (LRD), of which 7 basis points for RWA and 2 basis points for LRD reflect the FINMA Pillar 2 capital
add-on of USD 338m related to the supply chain

finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of

3.52% consists of a 1.5% base requirement, a

1.5% base buffer capital
requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.02% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Existing outstanding low-trigger additional

tier 1 capital instruments qualify as

going concern capital at the UBS

AG consolidated level, as agreed

with FINMA, until their first

call date. As of their
first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between
one and two

years. Once at

least 75% of

the minimum gone

concern requirement has

been met with

instruments that have

a remaining maturity

of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain eligible

to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability

discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical

buffer requirements).

6 As of
July 2024, FINMA

has the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

should obstacles to

an SIB’s

resolvability be identified

in future resolvability

assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

32
UBS AG,

on

a

consolidated basis,

is

subject

to

the

going

and

gone

concern requirements

of

the

Swiss

Capital
Adequacy Ordinance, which include the too-big-to-fail (TBTF) provisions applicable to Swiss SRBs. The table above provides the

risk-weighted asset

(RWA)- and leverage

ratio denominator

(LRD)-based requirements

and information
as of 30 September 2024.
UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS AG Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 30.9.24 30.6.24 31.12.23
Eligible going concern capital
Total going concern capital

100,673

98,133

56,628
Total tier 1 capital

100,673

98,133

56,628
Common equity tier 1 capital

84,423

83,001

44,130
Total loss-absorbing additional tier 1 capital

16,250

15,132

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

15,012

13,907

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,239

1,225

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

96,473

98,833

54,458
Total tier 2 capital

289

536

538
of which: non-Basel III-compliant tier 2 capital

289

536

538
TLAC-eligible unsecured debt

96,184

98,297

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

197,146

196,966

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

515,520

509,953

333,979
Leverage ratio denominator

1,611,151

1,564,001

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

19.5

19.2

17.0
of which: common equity tier 1 capital ratio

16.4

16.3

13.2
Gone concern loss-absorbing capacity ratio

18.7

19.4

16.3
Total loss-absorbing capacity ratio

38.2

38.6

33.3
Leverage ratios (%)
Going concern leverage ratio

6.2

6.3

5.1
of which: common equity tier 1 leverage ratio

5.2

5.3

4.0
Gone concern leverage ratio

6.0

6.3

4.9
Total loss-absorbing capacity leverage ratio

12.2

12.6

10.1

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

33
Total loss-absorbing capacity and movement

TLAC increased by USD 0.2bn to USD 197.1bn

in the third quarter of 2024.
Going concern capital and movement
Going concern capital increased by USD 2.5bn

to USD 100.7bn. Common equity tier 1 (CET1) capital

increased by
USD 1.4bn to USD 84.4bn, primarily due to operating profit before tax of USD 1.2bn, foreign currency translation gains

of

USD 1.5bn

and

an

increase

in

eligible

deferred

tax

assets

recognized

for

temporary

differences

of
USD 0.3bn, partly offset by dividend accruals

of USD 1.0bn and current tax expenses of

USD 0.3bn.
Loss-absorbing additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG increased by

USD 1.1bn
to USD 16.3bn,

reflecting the

issuance of

new AT1

capital instruments

equivalent

to USD 1.6bn

and positive

impacts
from interest rate risk hedge, foreign currency translation and other effects, partly offset by the call of AT1 capital instruments equivalent to USD 1.0bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued by

UBS Group AG

from the

beginning of

the fourth

quarter
of 2023 are, upon the occurrence of a trigger event or

a viability event, subject to conversion into UBS Group AG
ordinary shares

rather than

a write-down.

AT1 capital

instruments issued

prior to the

fourth quarter

of 2023

remain
subject to

a write-down.

The corresponding

AT1 capital

instruments on

lent to

UBS AG contain

the same

provisions.
Gone concern loss-absorbing capacity and movement
Total

gone concern loss-absorbing capacity decreased by

USD 2.4bn to USD 96.5bn and

included USD 96.2bn of
TLAC-eligible unsecured debt instruments that were issued by the Group and on lent to UBS AG.

The decrease of
USD 2.4bn mainly reflected the call of USD 6.4bn equivalent of TLAC-eligible unsecured debt instruments, as well as USD 3.1bn equivalent of TLAC-eligible

unsecured debt instruments and a

USD 0.3bn tier 2 instrument ceasing
to be

eligible as

gone concern

capital, as

they entered

the final

year before

maturity.

These effects

were partly
offset by

new issuances

of TLAC-eligible unsecured

debt instruments totaling

USD 1.8bn equivalent and

positive
impacts from interest rate risk hedge, foreign currency translation and other effects.
›
Refer to “Bondholder information” at ubs.com/investors

for more information about the eligibility and key features
and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
The CET1

capital ratio

increased to

16.4% from

16.3%, reflecting

a USD 1.4bn

increase

in CET1

capital, partly
offset by a USD 5.6bn increase in RWA.

The CET1 leverage ratio decreased to 5.2% from 5.3%, driven

by a USD 47.2bn increase in the LRD, partly offset
by the aforementioned increase in CET1 capital.
The gone concern loss-absorbing

capacity ratio decreased to

18.7% from 19.4%, reflecting a

USD 2.4bn decrease
in gone concern loss-absorbing capacity and

the aforementioned increase in RWA.

The gone concern leverage

ratio decreased to 6.0%

from 6.3%, reflecting the

aforementioned increase in

the LRD
and the aforementioned decrease in gone concern

loss-absorbing capacity.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

34
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital as of 30.6.24

83,001
Operating profit / (loss) before tax

1,191
Current tax (expense) / benefit

(343)
Foreign currency translation effects, before tax

1,453
Eligible deferred tax assets on temporary differences

266
Other
1

(1,144)
Common equity tier 1 capital as of 30.9.24

84,423
Loss-absorbing additional tier 1 capital as of 30.6.24

15,132
Issuance of high-trigger loss-absorbing additional tier 1 capital

1,631
Call of high-trigger loss-absorbing additional tier 1 capital

(1,015)
Interest rate risk hedge, foreign currency translation and other effects

503
Loss-absorbing additional tier 1 capital as of 30.9.24

16,250
Total going concern capital as of 30.6.24

98,133
Total going concern capital as of 30.9.24

100,673
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.24

536
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(251)
Interest rate risk hedge, foreign currency translation and other effects

5
Tier 2 capital as of 30.9.24

289
TLAC-eligible unsecured debt as of 30.6.24

98,297
Issuance of TLAC-eligible unsecured debt

1,787
Call of TLAC-eligible unsecured debt

(6,367)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(3,052)
Interest rate risk hedge, foreign currency translation and other effects

5,519
TLAC-eligible unsecured debt as of 30.9.24

96,184
Total gone concern loss-absorbing capacity as of 30.6.24

98,833
Total gone concern loss-absorbing capacity as of 30.9.24

96,473
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.24

196,966
Total loss-absorbing capacity as of 30.9.24

197,146
1 Includes dividend accruals for 2024 (negative USD 1.0bn) and movements related to other items.
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.9.24 30.6.24 31.12.23
Total equity under IFRS Accounting Standards

97,822

94,247

55,569
Equity attributable to non-controlling interests

(879)

(855)

(335)
Defined benefit plans, net of tax

(872)

(940)

(336)
Deferred tax assets recognized for tax loss carry-forwards

(2,682)

(2,819)

(3,004)
Deferred tax assets for unused tax credits

(238)

(181)

(97)
Deferred tax assets on temporary differences, excess over threshold

(1,233)
Goodwill, net of tax
1

(6,257)

(6,235)

(5,750)
Intangible assets, net of tax

(125)

(129)

(146)
Expected losses on advanced internal ratings-based portfolio less provisions

(665)

(652)

(532)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,830

3,373

2,961
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet
date, net of tax

1,359

1,058

313
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(72)

(76)

(63)
Prudential valuation adjustments

(217)

(231)

(177)
Accruals for dividends to shareholders for 2023

(3,000)
Other

(4,580)
2

(3,560)
2

(39)
Total common equity tier 1 capital

84,423

83,001

44,130
1 Includes goodwill related to significant investments in financial institutions of USD 20m as of 30 September 2024 (USD 19m as of 30 June 2024, USD 20m as of 31 December 2023) presented on the balance sheet line Investments in associates.

2 Includes dividend accruals for 2024 and other items.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

35
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 23bn and our

CET1 capital

by USD 2.7bn as

of 30 September

2024 (30 June

2024: USD 22bn and

USD 2.6bn,
respectively) and decreased our CET1

capital ratio by 19

basis points (30 June 2024:

18 basis points). Conversely, a
10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 21bn and our
CET1 capital by USD 2.5bn

(30 June 2024: USD 20bn and USD

2.4bn, respectively) and increased our CET1

capital
ratio by 19 basis points (30 June 2024: 18

basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 109bn as

of 30

September 2024 (30

June 2024: USD 101bn)

and decreased

our CET1

leverage ratio by

17
basis

points

(30

June

2024:

16

basis

points).

Conversely,

a

10%

appreciation

of

the

US

dollar

against

other
currencies would

have decreased

our LRD

by USD 99bn

(30 June

2024: USD 91bn)

and increased

our CET1

leverage
ratio by 18 basis points (30 June 2024: 17

basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS AG Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Risk-weighted assets

During the third quarter of 2024, RWA increased by USD

5.6bn to USD 515.5bn, driven by a USD 10.8bn

increase
in currency effects, partly offset

by decreases of USD 3.6bn resulting

from asset size and other movements,

as well
as USD 1.6bn resulting from model updates and

methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
30.6.24
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
30.9.24
Credit and counterparty credit risk
2

312.8

10.3

(3.0)

(4.6)

315.6
Non-counterparty-related risk
3

29.1

0.5

(0.1)

29.6
Market risk

22.5

1.4

1.0

25.0
Operational risk

145.4

145.4
Total

510.0

10.8

(1.6)

(3.6)

515.5
1 Includes the Pillar 3 categories “Asset

size”, “Credit quality of counterparties”, “Acquisitions

and disposals” and “Other”. For

more information, refer to the 30 September 2024

Pillar 3 Report, available under
“Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation

adjustments, equity and

investments in funds exposures in

the banking book, and

securitization exposures in the

banking
book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty

credit risk RWA

increased by USD

2.7bn USD 315.6bn as

of 30 September

2024, including
currency effects of USD 10.3bn.
Asset size and other movements resulted in

a USD 4.6bn decrease in RWA:
–
Non-core and

Legacy RWA

decreased by

USD 3.9bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off.

–
Personal & Corporate Banking RWA decreased

by USD 1.5bn, mainly driven by negative

net new loans.
–
Global Wealth Management RWA decreased by

USD 0.6bn, mainly driven by negative net new

loans.

–
Asset Management RWA decreased by USD 0.3bn,

mainly due to lower RWA from equity

investments in funds.
–
Investment Bank RWA increased by USD 1.2bn,

mainly due to higher RWA from loans and loan

commitments.

– Group Items RWA increased by USD 0.4bn.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

36
Model updates and

methodology changes resulted in

an RWA decrease

of USD 3.0bn,

mainly reflecting an RWA
decrease of USD 2.3bn related

to the recalibration of certain

multipliers as a result

of improvements to models

and
an RWA

reduction of

USD 0.7bn related

to model

updates

and harmonizations

for structured

margin loans

and
similar products in Global Wealth Management.
›
Refer to the 30 September 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information on a UBS Group AG consolidated basis

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk RWA increased

by USD 2.4bn to USD

25.0bn in the third quarter

of 2024, mainly driven

by an increase
of USD 1.4bn from a capital buffer newly introduced by the Swiss Financial Market Supervisory Authority (FINMA)
to capitalize potential maturity

mismatches between positions

and hedges in the

incremental risk charge (IRC).

The
IRC,

including

the

capital

buffer,

will

no

longer

be

applicable

with

the

adoption

of

the

final

Basel III

standards
(including the Fundamental

Review of the

Trading Book) in

January 2025. Additionally,

in the third

quarter of

2024,
we

observed

an

increase

of

USD 1.0bn

from

asset

size

and

other

movements

that

reflected

updates

from

the
monthly

risks-not-in-value-at-risk assessment,

which

was

partially

offset

by

the

de-risking

within

Non-core

and
Legacy.

›
Refer to the 30 September 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information on a UBS Group AG consolidated basis
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
Operational risk
Operational risk RWA were unchanged at USD

145.4bn.

›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for information about the advanced measurement approach model

Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
30.9.24
Credit and counterparty credit risk
1

95.2

129.9

7.1

63.8

13.7

5.8

315.6
Non-counterparty-related risk
2

5.6

2.3

0.6

3.3

0.9

16.9

29.6
Market risk

1.9

0.4

0.0

20.2

2.5

0.0

25.0
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.9

151.9

14.9

111.7

44.2

26.9

515.5
30.6.24
Credit and counterparty credit risk
1

94.5

125.0

7.2

63.7

17.5

5.0

312.8
Non-counterparty-related risk
2

5.5

2.4

0.6

3.2

0.8

16.6

29.1
Market risk

1.9

0.5

0.0

16.6

3.5

0.0

22.5
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.2

147.1

15.0

108.0

48.9

25.8

510.0
30.9.24 vs 30.6.24
Credit and counterparty credit risk
1

0.7

5.0

(0.1)

0.2

(3.8)

0.8

2.7
Non-counterparty-related risk
2

0.1

0.0

0.0

0.0

0.0

0.3

0.4
Market risk

0.0

(0.1)

0.0

3.6

(1.0)

0.0

2.4
Operational risk

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Total

0.7

4.8

(0.1)

3.8

(4.7)

1.1

5.6
1

Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.

2 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences (30 September 2024:

USD 16.2bn; 30 June 2024: USD 15.8bn), as well as property,

equipment, software and other items (30 September 2024: USD

13.3bn;
30 June 2024: USD 13.4bn).

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

37
Leverage ratio denominator
During the third quarter of 2024, the LRD

increased by USD 47.2bn to USD 1,611.2bn, driven by currency effects of USD 54.2bn, partly offset by asset size and other

movements of USD 7.1bn.

Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

30.6.24
Currency

effects
Asset size and

other
LRD as of

30.9.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

1,208.8

45.6

(10.5)

1,243.9
Derivatives

125.2

2.4

6.2

133.9
Securities financing transactions

168.4

4.2

(1.0)

171.7
Off-balance sheet items

72.5

2.1

(2.0)

72.5
Deduction items

(11.0)

(0.1)

0.2

(10.8)
Total

1,564.0

54.2

(7.1)

1,611.2
1 The exposures exclude derivative financial

instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as

well as prime brokerage receivables
and financial assets at fair value not held for trading, both related to securities financing transactions.

These exposures are presented separately under Derivatives

and Securities financing transactions in this table.
The LRD movements described below exclude

currency effects.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by USD 10.5bn,
mainly reflecting a decrease in cash and balances at central banks, as well as decreases in lending balances due to negative net new loans mainly in Personal & Corporate Banking and

Global Wealth Management. There was also
a decrease in

trading portfolio assets

in Non-core and

Legacy driven by

our actions to

actively unwind the

portfolio,
in addition to the natural roll-off. These decreases were

partly offset by increases in other financial assets

in Group
Treasury and

trading portfolio

assets, primarily

driven by

an increase

in positions

held in

the Investment

Bank to
hedge client positions, as well as market-driven

increases.

Derivative exposures increased by USD 6.2bn,

mainly due to client-driven increases in the

Investment Bank.
Securities financing transactions decreased

by USD 1.0bn.

Off-balance sheet exposures decreased by USD

2.0bn, primarily driven by lower commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

30.9.24
On-balance sheet exposures

505.6

431.6

5.3

238.5

44.3

18.7

1,243.9
Derivatives

10.9

3.3

0.0

105.9

13.4

0.4

133.9
Securities financing transactions

66.0

45.1

0.0

52.6

8.1

(0.2)

171.7
Off-balance sheet items

18.6

32.3

0.1

18.6

2.5

0.4

72.5
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.8)

(1.2)

(0.4)

(0.5)

(2.6)

(10.8)
Total

595.7

511.5

4.2

415.2

67.8

16.6

1,611.2
30.6.24
On-balance sheet exposures

494.0

411.4

4.9

234.0

48.5

16.0

1,208.8
Derivatives

9.0

2.4

0.0

97.1

16.6

0.2

125.2
Securities financing transactions

59.3

42.9

0.1

53.4

12.7

0.1

168.4
Off-balance sheet items

18.0

33.8

0.2

18.3

1.8

0.5

72.5
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.8)

(1.2)

(0.4)

(0.6)

(2.7)

(11.0)
Total

575.0

489.7

3.9

402.4

79.0

14.0

1,564.0
30.9.24 vs 30.6.24
On-balance sheet exposures

11.6

20.2

0.4

4.6

(4.3)

2.7

35.1
Derivatives

1.9

0.9

0.0

8.8

(3.2)

0.2

8.6
Securities financing transactions

6.8

2.2

0.0

(0.8)

(4.6)

(0.3)

3.3
Off-balance sheet items

0.6

(1.5)

0.0

0.2

0.8

(0.1)

0.0
Items deducted from Swiss SRB tier 1 capital

0.0

0.0

0.0

0.0

0.1

0.1

0.1
Total

20.8

21.9

0.3

12.8

(11.2)

2.6

47.2

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

38
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

UBS AG’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The quarterly average

liquidity coverage ratio

(the LCR) of

UBS AG consolidated increased

2.2 percentage points to
196.3%. The

movement in

the quarterly

average LCR

was primarily

driven by

an

increase in

high-quality liquid
assets

(HQLA)

of

USD 80.3bn

to

USD 360.6bn.

This

increase

was

substantially attributable

to

the

effect

of

the
merger of

UBS AG and

Credit Suisse AG, with

only 21

days of

post-merger effect being

included in

the average
LCR for the second quarter of 2024.

The increase

in HQLA

was partly

offset by

a USD 40.1bn

increase in

net cash

outflows to

USD 183.7bn, substantially
attributable to the effect of the merger of UBS AG

and Credit Suisse AG, with only 21 days of post-merger effect being included in the average

LCR for the second quarter of 2024.
›
Refer to “Liquidity coverage ratio” in the “Liquidity and funding management” section of the UBS AG second quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors , for more information about the basis of calculation for the average LCR for the second quarter of 2024
›
Refer to the 30 September 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the LCR on a UBS AG consolidated basis

Liquidity coverage ratio
USD bn, except where indicated Average 3Q24
1
Average 2Q24
1
High-quality liquid assets

360.6

280.3
Net cash outflows
2

183.7

143.6
Liquidity coverage ratio (%)
3

196.3

194.1
1 Calculated based on an average of 65

data points in the third quarter of 2024

and 61 data points in the second

quarter of 2024, of which 40 data

points were before the merger of UBS AG

and Credit Suisse AG
(i.e. from

2 April 2024

until 30 May

2024), and

21 data

points were after

the merger (i.e.

from 31

May 2024

until 30 June

2024). The

post-merger,

21-day average

LCR of UBS

AG consolidated

was 203.6%.

2 Represents the net cash outflows

expected over a stress period

of 30 calendar days.

3 Calculated after the application

of haircuts, inflow and

outflow rates, as well

as, where applicable,

caps on Level 2 assets
and cash inflows.
Net stable funding ratio

As of 30 September 2024, the net stable funding

ratio (the NSFR) decreased 0.9 percentage

points to 126.8%.

Available

stable

funding increased

by

USD 20.6bn to

USD 903.4bn, mainly

driven

by

higher customer

deposits,
largely due to currency effects. Required stable funding increased by USD 21.3bn to USD 712.7bn, predominantly reflecting increases in trading assets and lending

assets, with the latter increase mainly driven by

currency effects.

›
Refer to the 30 September 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the NSFR on a UBS AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 30.9.24 30.6.24
Available stable funding 903.4 882.8
Required stable funding 712.7 691.5
Net stable funding ratio (%) 126.8 127.7

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

39
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information about the balance sheet and off-balance

sheet positions.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 September

2024 vs 30 June 2024)
Total assets

were USD 1,626.9bn

as of

30 September 2024,

an increase

of USD 62.2bn

compared with

30 June
2024, largely reflecting currency effects as

a result of the depreciation of the US dollar.
Derivatives and

cash collateral

receivables on

derivative instruments

increased by

USD 22.8bn, predominantly

in
Derivatives

&

Solutions

and

Financing

in

the

Investment

Bank,

primarily

reflecting

increases

in

foreign

currency
contracts, where the contracts in

place at the end

of September 2024 had a

higher fair value compared with the
contracts in

place at

the end

of June

2024, and

in equity

contracts, reflecting

market-driven increases.

Lending
assets increased by USD 16.0bn,

primarily reflecting currency

effects of approximately USD

26.3bn, partly offset

by
negative net

new loans

in Personal

&

Corporate Banking

and

Global Wealth

Management. Securities

financing
transactions at

amortized cost

increased by

USD 10.1bn, mainly

reflecting net

new

excess cash

reinvestment in
Group

Treasury. Trading

assets increased

by

USD 9.8bn, primarily

driven by

an

increase

in

inventory

held in

the
Investment Bank to

hedge client positions,

as well as

market-driven increases,

partly offset by

the unwinding of

the
Credit Suisse

business in

Non-core and

Legacy. Other

financial assets

measured at

fair value

increased by

USD 6.1bn,
mainly reflecting currency effects and increases

in securities financing transactions

measured at fair value.
These increases were partly offset by

a USD 5.0bn decrease in Cash

and balances at central banks,

mainly due to
net redemptions

of debt

issued, net

increases in

securities financing

transactions and

net new

customer deposit
outflows,

partly

offset

by

inflows

reflecting

negative

net

new

loans

and

by

currency

effects

of

approximately
USD 10.6bn.
›
Refer to the “Consolidated financial statements” section of this report for more information
Assets
As of % change from
USD bn 30.9.24 30.6.24 30.6.24
Cash and balances at central banks

243.3

248.3

(2)
Lending
1

645.4

629.4

3
Securities financing transactions at amortized cost

92.1

82.0

12
Trading assets

172.2

162.4

6
Derivatives and cash collateral receivables on derivative instruments

206.9

184.1

12
Brokerage receivables

24.7

25.3

(2)
Other financial assets measured at amortized cost

61.6

60.8

1
Other financial assets measured at fair value
2

131.3

125.2

5
Non-financial assets

49.5

47.2

5
Total assets

1,626.9

1,564.7

4
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

40
Balance sheet liabilities (30 September

2024 vs 30 June 2024)
Total liabilities were USD 1,529.1bn as of 30 September 2024, an increase of USD 58.7bn compared with 30 June
2024, largely reflecting currency effects as

a result of the depreciation of the US dollar.
Derivatives and cash collateral payables

on derivative instruments increased by

USD 25.9bn, predominantly in the
Investment

Bank,

primarily

reflecting

the

same

drivers

as

on

the

asset

side.

Customer

deposits

increased

by
USD 18.9bn, primarily

driven by

currency effects

of approximately

USD 24.8bn, partly

offset by

net new

deposit
outflows. Brokerage payables increased by

USD 6.2bn, mainly reflecting increases in client activity

levels.

These increases were partly offset by a

USD 3.9bn decrease in Debt issued designated at

fair value and long-term
debt issued measured at amortized cost,

mainly driven by net redemptions of

debt issued measured at amortized
cost in Group Treasury, which were partly offset

by currency effects of approximately USD 4.8bn.
The “Liabilities,

by product and currency” table in this section

provides more information about funding

sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 30.9.24 30.6.24 30.6.24
Short-term borrowings
1,2

61.9

61.7

0
Securities financing transactions at amortized cost

16.4

14.8

10
Customer deposits

779.6

760.7

2
Funding from UBS Group AG measured at amortized cost

112.3

111.7

0
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

182.1

186.0

(2)
Trading liabilities

36.4

33.5

9
Derivatives and cash collateral payables on derivative instruments

208.7

182.8

14
Brokerage payables

52.4

46.2

13
Other financial liabilities measured at amortized cost

21.9

22.1

(1)
Other financial liabilities designated at fair value

41.1

36.8

11
Non-financial liabilities

16.3

14.0

16
Total liabilities

1,529.1

1,470.4

4
Share capital

0.4

0.4

0
Share premium

84.8

84.8

0
Retained earnings

8.0

7.4

8
Other comprehensive income
3

3.8

0.8

393
Total equity attributable to shareholders

96.9

93.4

4
Equity attributable to non-controlling interests

0.9

0.9

3
Total equity

97.8

94.2

4
Total liabilities and equity

1,626.9

1,564.7

4
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

UBS AG third quarter 2024 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

41
Equity (30 September 2024 vs 30 June 2024)
Equity attributable to shareholders increased

by USD 3,551m to USD 96,943m as of

30 September 2024.
The

increase

of

USD 3,551m

was

mainly

driven

by

total

comprehensive income

attributable

to

shareholders

of
USD 3,602m, reflecting

a

net

profit of

USD 996m and

other comprehensive

income

(OCI) of

USD 2,606m. OCI
mainly included cash flow hedge OCI

of USD 1,593m,

OCI related to foreign currency

translation of USD 1,461m
and negative own credit on financial liabilities

designated at fair value of USD 323m.
›
Refer to the “UBS AG consolidated performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24
Short-term borrowings 61.9 61.7 28.9 32.0 7.9 8.0 11.2 8.6
of which: amounts due to banks 28.1 26.8 10.0 10.0 7.4 7.5 3.5 3.2 of which: short-term debt issued
1,2
33.9 34.9 18.9 22.0 0.5 0.5 7.7 5.4
Securities financing transactions at amortized cost
16.4 14.8 8.8 8.5 3.3 2.7 3.6 2.5
Customer deposits 779.6 760.7 311.4 308.3 320.9 303.4 76.9 77.8 of which: demand deposits 231.6 223.5 56.6 55.7 109.9 102.5 35.9 36.3 of which: retail savings / deposits 189.1 177.8 33.7 31.0 151.2 142.7 4.2 4.0 of which: sweep deposits 34.5 35.7 34.5 35.7 0.0 0.0 0.0 0.0 of which: time deposits 324.4 323.7 186.6 185.9 59.8 58.1 36.8 37.5
Funding from UBS Group AG measured at amortized cost 112.3 111.7 76.4 74.8 2.8 2.6 29.5 29.3
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
182.1 186.0 86.0 95.6 43.9 41.7 33.6 31.2
Trading liabilities 36.4 33.5 14.5 12.7 1.7 1.1 10.4 9.7
Derivatives and cash collateral payables on derivative instruments 208.7 182.8 167.4 145.3 4.2 3.5 22.3 21.3
Brokerage payables 52.4 46.2 41.7 35.4 0.7 0.7 2.6 2.9
Other financial liabilities measured at amortized cost

21.9 22.1 12.4 13.1 3.5 3.5 2.0 1.4
Other financial liabilities designated at fair value 41.1 36.8 10.1 9.2 0.1 0.2 8.2 6.0
Non-financial liabilities 16.3 14.0 8.1 6.5 3.0 2.9 2.6 2.4
Total liabilities 1,529.1 1,470.4 765.6 741.4 392.0 370.2 203.0 193.0
1 Short-term debt issued consists of certificates of deposit, commercial paper,

acceptances and promissory notes, and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time to

maturity of less than

one year.

This classification does not

consider any
early redemption features.
Off-balance sheet (30 September 2024

vs 30 June 2024)
Committed

unconditionally

revocable

credit

lines

increased

by

USD 4.1bn,

driven

by

currency

effects.

Forward
starting reverse repurchase and securities borrowing agreements increased by USD

6.4bn, reflecting an increase in
levels of business division activity in short-dated

securities financing transactions.
Off-balance sheet
As of % change from
USD bn
30.9.24 30.6.24 30.6.24
Guarantees
1,2

39.6

38.8

2
Irrevocable loan commitments
1

80.5

81.9

(2)
Committed unconditionally revocable credit lines

154.6

150.5

3
Forward starting reverse repurchase and securities borrowing agreements

16.1

9.7

65
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS AG third quarter 2024 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
43
Income statement
44
Statement of comprehensive income
45
Balance sheet
46
Statement of changes in equity
47
Statement of cash flows
48
1

Basis of accounting
51
2
Accounting for the merger of UBS AG and Credit Suisse AG
53
3
Segment reporting
54
4
Net interest income
54
5
Net fee and commission income
54
6
Other income
55
7

Personnel expenses
55
8

General and administrative expenses
56
9

Expected credit loss measurement
63
10
Fair value measurement
69
11
Derivative instruments
70
12

Other assets and liabilities
71
13
Funding from UBS Group AG measured at amortized cost
71
14
Debt issued designated at fair value
71
15
Debt issued measured at amortized cost
72
16

Provisions and contingent liabilities
81
17
Events after the reporting period

Comparison between UBS AG consolidated and
UBS Group AG consolidated

UBS AG third quarter 2024 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

43
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4

8,335

6,892

5,974

21,467

16,272
Interest expense from financial instruments measured at

amortized cost
4

(8,820)

(7,080)

(5,357)

(21,952)

(13,818)
Net interest income from financial instruments measured

at fair value through profit or loss
and other 4

2,045

910

368

3,573

1,224
Net interest income 4

1,560

722

984

3,088

3,678
Other net income from financial instruments measured

at fair value through profit or loss

3,592

3,271

2,467

9,809

7,476
Fee and commission income 5

6,986

6,190

5,097

18,783

15,180
Fee and commission expense 5

(652)

(589)

(431)

(1,699)

(1,297)
Net fee and commission income 5

6,334

5,601

4,666

17,084

13,883
Other income 6

510

306

231

1,025

624
Total revenues

11,997

9,900

8,348

31,006

25,661
Credit loss expense / (release) 9

167

84

27

303

80
Personnel expenses 7

5,788

4,797

3,951

14,746

11,697
General and administrative expenses 8

4,014

4,584

2,585

11,584

8,011
Depreciation, amortization and impairment of non-financial

assets

838

631

510

2,000

1,686
Operating expenses

10,640

10,012

7,047

28,329

21,393
Operating profit / (loss) before tax

1,191

(196)

1,275

2,374

4,188
Tax expense / (benefit)

194

28

339

587

1,115
Net profit / (loss)

997

(224)

936

1,787

3,072
Net profit / (loss) attributable to non-controlling interests

1

40

5

49

17
Net profit / (loss) attributable to shareholders

996

(264)

932

1,738

3,055

UBS AG third quarter 2024 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

44
Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Comprehensive income attributable to shareholders
1
Net profit / (loss)

996

(264)

932

1,738

3,055
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

2,460

(109)

(646)

787

(114)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

(1,008)

78

292

(123)

18
Foreign currency translation differences on foreign operations reclassified to the income statement

2

2

2

4

(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to

the income statement

0

0

0

1

(3)
Income tax relating to foreign currency translations, including the effect of net investment hedges

8

2

4

22

(1)
Subtotal foreign currency translation, net of tax

1,461

(27)

(348)

690

(102)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

2

0

(1)

1

0
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

0

1
Income tax relating to net unrealized gains / (losses)

0

0

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

2

0

(1)

1

1
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

1,579

(335)

(940)

169

(1,635)
Net (gains) / losses reclassified to the income statement from equity

388

626

479

1,506

1,241
Income tax relating to cash flow hedges

(374)

2

89

(255)

86
Subtotal cash flow hedges, net of tax

1,593

294

(372)

1,420

(308)
Cost of hedging
Cost of hedging, before tax

(8)

(20)

(1)

(34)

5
Income tax relating to cost of hedging

0

0

0

0

0
Subtotal cost of hedging, net of tax

(8)

(20)

(1)

(34)

5
Total other comprehensive income that may be reclassified to the income statement, net of tax

3,048

247

(722)

2,077

(405)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

(127)

42

6

(50)

26
Income tax relating to defined benefit plans

8

0

(17)

0

(49)
Subtotal defined benefit plans, net of tax

(119)

41

(12)

(49)

(23)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(317)

228

(312)

(70)

(455)
Income tax relating to own credit on financial liabilities designated at fair value

(6)

(2)

27

(8)

71
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(323)

226

(284)

(78)

(384)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(442)

267

(296)

(128)

(408)
Total other comprehensive income

2,606

514

(1,018)

1,949

(812)
Total comprehensive income attributable to shareholders

3,602

251

(86)

3,687

2,243
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

1

40

5

49

17
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

20

(20)

(11)

(11)

(9)
Total comprehensive income attributable to non-controlling interests

21

20

(6)

37

8
Total comprehensive income

Net profit / (loss)

997

(224)

936

1,787

3,072
Other comprehensive income

2,626

494

(1,029)

1,937

(822)
of which: other comprehensive income that may be reclassified to the income statement

3,048

247

(722)

2,077

(405)
of which: other comprehensive income that will not be reclassified to the income statement

(422)

247

(307)

(139)

(417)
Total comprehensive income

3,623

271

(93)

3,724

2,251
1 Refer to the “UBS AG consolidated performance” section of this report for more information.

UBS AG third quarter 2024 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

45
Balance sheet
USD m Note 30.9.24 30.6.24 31.12.23
Assets
Cash and balances at central banks

243,261

248,335

171,806
Amounts due from banks

20,162

20,457

28,206
Receivables from securities financing transactions measured at amortized cost

92,104

82,028

74,128
Cash collateral receivables on derivative instruments 11

47,209

43,637

32,300
Loans and advances to customers 9

625,249

608,910

405,633
Other financial assets measured at amortized cost 12

61,566

60,826

54,334
Total financial assets measured at amortized cost

1,089,553

1,064,192

766,407
Financial assets at fair value held for trading 10

172,190

162,358

135,098
of which: assets pledged as collateral that may be sold or repledged by counterparties

46,601

43,452

44,524
Derivative financial instruments 10, 11

159,720

140,415

131,728
Brokerage receivables 10

24,656

25,273

20,883
Financial assets at fair value not held for trading 10

129,141

123,020

63,754
Total financial assets measured at fair value through profit or loss

485,706

451,065

351,463
Financial assets measured at fair value through other comprehensive income 10

2,179

2,167

2,233
Investments in associates

2,483

2,233

983
Property, equipment and software

12,848

12,990

11,044
Goodwill and intangible assets

6,739

7,023

6,265
Deferred tax assets

9,678

9,877

9,244
Other non-financial assets 12

17,707

15,117

8,377
Total assets

1,626,893

1,564,664

1,156,016
Liabilities
Amounts due to banks

28,058

26,750

16,720
Payables from securities financing transactions measured at amortized cost

16,358

14,847

5,782
Cash collateral payables on derivative instruments 11

34,267

33,691

34,886
Customer deposits

779,604

760,693

555,673
Funding from UBS Group AG measured at amortized cost 13

112,262

111,725

67,282
Debt issued measured at amortized cost 15

109,460

112,520

69,784
Other financial liabilities measured at amortized cost 12

21,923

22,125

12,713
Total financial liabilities measured at amortized cost

1,101,933

1,082,350

762,840
Financial liabilities at fair value held for trading 10

36,441

33,493

31,712
Derivative financial instruments 10, 11

174,449

149,089

140,707
Brokerage payables designated at fair value 10

52,403

46,198

42,275
Debt issued designated at fair value 10, 14

106,527

108,405

86,341
Other financial liabilities designated at fair value 10, 12

41,055

36,834

27,366
Total financial liabilities measured at fair value through profit or loss

410,875

374,019

328,401
Provisions 16

5,009

4,763

2,524
Other non-financial liabilities 12

11,253

9,285

6,682
Total liabilities

1,529,071

1,470,417

1,100,448
Equity
Share capital

386

386

386
Share premium

84,776

84,825

24,638
Retained earnings

8,019

7,417

28,235
Other comprehensive income recognized directly in equity, net of tax

3,762

764

1,974
Equity attributable to shareholders

96,943

93,392

55,234
Equity attributable to non-controlling interests

879

855

335
Total equity

97,822

94,247

55,569
Total liabilities and equity

1,626,893

1,564,664

1,156,016

UBS AG third quarter 2024 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

46
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2024
2

25,024

28,235

1,974

4,947

(2,961)

55,234
Equity recognized due to the merger of UBS AG and Credit Suisse

AG
3

60,571

(18,848)

(291)

(291)

41,432
Premium on shares issued and warrants exercised

0

0
Tax (expense) / benefit

8

8
Dividends

(3,000)

(3,000)
Translation effects recognized directly in retained earnings

(3)

3

3

0
Share of changes in retained earnings of associates and

joint ventures

(3)

(3)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(441)
4

26

(414)
Total comprehensive income for the period

1,610

2,077

690

1,420

3,687
of which: net profit / (loss)

1,738

1,738
of which: OCI, net of tax

(128)

2,077

690

1,420

1,949
Balance as of 30 September 2024
2

85,162

8,019

3,762

5,637

(1,830)

96,943
Non-controlling interests as of 30 September 2024

879
5
Total equity as of 30 September 2024

97,822
Balance as of 1 January 2023
2

24,985

31,746

(133)

4,098

(4,234)

56,598
Premium on shares issued and warrants exercised

(5)
6

(5)
Tax (expense) / benefit

0

0
Dividends

(6,000)

(6,000)
Translation effects recognized directly in retained earnings

18

(18)

(18)

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

0

0
Total comprehensive income for the period

2,648

(405)

(102)

(308)

2,243
of which: net profit / (loss)

3,055

3,055
of which: OCI, net of tax

(408)

(405)

(102)

(308)

(812)
Balance as of 30 September 2023
2

24,981

28,410

(556)

3,996

(4,560)

52,836
Non-controlling interests as of 30 September 2023

345
Total equity as of 30 September 2023

53,181
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Refer to Note 2 for more information.

4 Mainly reflecting

effects from transactions

between Credit Suisse

AG and its

subsidiaries and UBS

AG and its

subsidiaries prior to

the merger in

May 2024.

5 Includes an increase

of USD 490m

in the second
quarter of 2024

due to the

merger of UBS

AG and

Credit Suisse AG.

6 Includes decreases

related to recharges

by UBS Group

AG for share-based

compensation awards

granted to employees

of UBS AG

or its
subsidiaries.

UBS AG third quarter 2024 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

47
Statement of cash flows
Year-to-date
USD m 30.9.24 30.9.23
Cash flow from / (used in) operating activities
Net profit / (loss)

1,787

3,072
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets

2,000

1,686
Credit loss expense / (release)

303

80
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(107)

(79)
Deferred tax expense / (benefit)

(477)

(208)
Net loss / (gain) from investing activities

(98)

33
Net loss / (gain) from financing activities

5,574

(423)
Other net adjustments
1

(5,705)

1,333
Net change in operating assets and liabilities
1,2
Amounts due from banks and amounts due to banks

2,968

(3,255)
Receivables from securities financing transactions measured at amortized cost

10,729

5,747
Payables from securities financing transactions measured at amortized cost

1,189

2,061
Cash collateral on derivative instruments

(11,320)

(5,375)
Loans and advances to customers

14,141

3,255
Customer deposits

(13,449)

(6,322)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

(11,213)

(15,217)
Brokerage receivables and payables

6,159

(10,726)
Financial assets at fair value not held for trading and other financial assets and liabilities

(15,823)

178
Provisions and other non-financial assets and liabilities

738

370
Income taxes paid, net of refunds

(1,275)

(1,321)
Net cash flow from / (used in) operating activities

(13,879)
3

(25,111)
Cash flow from / (used in) investing activities
Cash and cash equivalents obtained due to the merger of UBS

AG and Credit Suisse AG
4

121,258
Purchase of subsidiaries, associates and intangible assets

(1)
Disposal of subsidiaries, associates and intangible assets

166

35
Purchase of property, equipment and software

(1,066)

(947)
Disposal of property, equipment and software

9

33
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income

28

25
Purchase of debt securities measured at amortized cost

(3,841)

(11,632)
Disposal and redemption of debt securities measured at amortized cost

6,857

7,227
Net cash flow from / (used in) investing activities

123,412

(5,260)
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding

(10,304)
Net issuance (repayment) of short-term debt measured at amortized cost

(3,882)

6,658
Distributions paid on UBS AG shares

(3,000)

(6,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
5

82,921

84,278
Repayment of debt designated at fair value and long-term debt measured at amortized cost
5

(98,381)

(65,547)
Inflows from securities financing transactions measured at amortized cost
6

4,979
Outflows from securities financing transactions measured at amortized cost
6

(1,113)
Net cash flows from other financing activities

(457)

(369)
Net cash flow from / (used in) financing activities

(29,238)

19,020
Total cash flow
Cash and cash equivalents at the beginning of the period

190,469

195,200
Net cash flow from / (used in) operating, investing and financing activities

80,296

(11,350)
Effects of exchange rate differences on cash and cash equivalents
1

3,153

(713)
Cash and cash equivalents at the end of the period
7

273,918
8

183,136
of which: cash and balances at central banks
7

243,261

161,640
of which: amounts due from banks
7

18,540

10,950
of which: money market paper
7,9

11,915

10,545
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

34,522

23,579
Interest paid in cash

30,623

18,052
Dividends on equity investments, investment funds and associates received in cash
10

2,234

1,812
1 Foreign currency translation and foreign exchange effects on operating assets and liabilities and on cash and cash equivalents are presented within the Other net adjustments line. Does not include foreign currency hedge effects related to foreign

exchange swaps.

2 Excludes non-cash items

arising from the accounting

for the merger of UBS

AG and Credit Suisse

AG. Refer to

Note 2 for more information.

3 Includes cash
receipts from the sale of loans and loan commitments of USD 2,980m within Non-core and Legacy for the nine-month period ended 30 September 2024.

4 Refer to Note 2 for more information about the merger of
UBS AG and Credit Suisse AG.

5 Includes funding from UBS Group AG measured at amortized cost (recognized on the balance sheet in Funding from UBS Group AG) and

measured at fair value (recognized on the
balance sheet in Debt issued designated at fair value and Other financial liabilities designated at fair value).

6 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

7 Includes only balances with an original maturity of

three months or less.

8 The balance includes USD 0.2bn related to cash held

in Assets of disposal groups held for

sale, recognized
within Other

non-financial assets.

9 Money

market paper

is included

in the

balance sheet

under Financial

assets at

fair value

not held

for trading

(30 September

2024: USD 11,130m;

30 September

2023:
USD 10,158m), Other financial assets measured at

amortized cost (30 September 2024: USD 455m; 30

September 2023: USD 187m) and Financial assets at fair

value held for trading (30 September 2024: USD 331m;
30 September 2023: USD 199m).

10 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

48
Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with IFRS Accounting Standards,

as issued by

the International Accounting Standards
Board (the IASB),

and are

presented in

US dollars. These

interim financial statements

are prepared in

accordance
with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2023,
except for the changes described in this

Note and changes in segment reporting as set

out in Note 3. Note 2 sets
out

the

accounting

for

the

merger

of

UBS AG

and

Credit

Suisse AG.

These

interim

financial

statements

are
unaudited

and

should

be

read

in

conjunction

with

UBS AG’s

audited

consolidated

financial

statements

in

the
UBS AG Annual

Report 2023

and the

“Management report”

sections of

this report,

including the

disclosures in
“Integration of Credit

Suisse” in the “Recent

developments” section of

this report. In

the opinion of management,
all

necessary

adjustments

have

been

made

for

a

fair

presentation

of

UBS AG’s

financial

position,

results

of
operations and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation uncertainty

that are

considered to

require critical

judgment, refer

to this

Note and

Note 2, as

well as
“Note 1a Material accounting policies” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2023.
Amendments to IAS 12, Income Taxes
UBS AG

has

applied

for

the

purposes

of

these

financial

statements

the

exception

that

was

introduced

by

the
amendments to

IAS 12,
Income Taxes
, issued in

May 2023

in relation to

top-up taxes

on income

under Global

Anti-
Base Erosion

Rules that

have been

imposed under

legislation that

has been

enacted or

substantively enacted

to
implement the Pillar

Two model rules published by the

Organisation for Economic

Co-operation and Development.
The exception

requires that

deferred tax

assets and

deferred tax

liabilities be

neither recognized

nor disclosed

in
respect of such top-up taxes.
Other amendments to IFRS Accounting Standards
A number of minor amendments

to IFRS Accounting Standards became

effective from 1 January 2024 or

later and
have had no material effect on UBS AG.
IFRS 18,
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued a new standard,

IFRS 18,
Presentation and Disclosure in Financial Statements,

which
replaces IAS 1,
Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management

performance measures; and
–
enhanced guidance on aggregation and disaggregation of

information on the face of

financial statements and
in the notes thereto.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

49
Note 1

Basis of accounting (continued)
IFRS 18 is

effective from

1 January 2027

and will

also apply

to comparative

information. UBS AG

will first

apply
these new

requirements in

the Annual

Report 2027

and, for

interim reporting,

in the

first quarter

2027 interim
report. UBS AG

is assessing

the impact

of the

new requirements

on its

reporting but

expects it

to be

limited. UBS AG
will take

the opportunity

to refine

the grouping

of items

in the

primary financial

statements and

in the

notes thereto
based on new principles of aggregation and

disaggregation in IFRS 18.
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued

Amendments

to

the
Classification

and

Measurement

of

Financial

Instruments

–
Amendments to IFRS 9 and IFRS 7

(Amendments).

The Amendments relate to:
–
derecognition of financial liabilities settled

through electronic transfer systems;
–
assessment

of

contractual

cash

flow

characteristics

in

classifying

financial

assets,

including

those

with
environmental, social and

corporate governance and

similar features, non-recourse

features, and

contractually
linked instruments; and
–
disclosure of information about

financial instruments with contingent features

that can change

the amount of
contractual

cash

flows,

as

well

as

equity

instruments

designated

at

fair

value

through

other

comprehensive
income.
The Amendments

are effective

from 1 January 2026,

with early

application permitted either

for the

entire set

of
amendments or

for only

those that

relate to

classification of

financial instruments. UBS AG

is currently

assessing
the impact of the new requirements on its

financial statements.
Incremental accounting policies related

to the transactions and activities associated

with the merger of
UBS AG and Credit Suisse AG
Business combinations under common control
UBS AG’s

material

accounting

policies

in

respect

of

business

combinations

are

set

out

in

“Note 1a

Material
accounting

policies,

item

1

Consolidation”

in

the

“Consolidated

financial

statements”

section

of

the

UBS AG
Annual

Report

2023.

The

merger

of

UBS AG

and

Credit

Suisse AG

on

31 May

2024

constitutes

a

business
combination under

common control

as defined

in IFRS

3,
Business Combinations
, i.e.

a business

combination in
which the combining entities or businesses are ultimately

controlled by the same entity both

before and after the
business combination and where

that control is

not transitory.

Business combinations under common control

are
outside

the

scope

of

IFRS 3.

In

the

absence

of

specific

accounting

requirements

in

IFRS

Accounting Standards,
UBS AG has

adopted an

accounting policy

that provides

relevant information

for the

economic decision-making
needs of users and is reflective of the economic substance

of the transaction.
UBS AG accounts for business

combinations under common

control using the historic

carrying values of

assets and
liabilities of

the transferred

entity

or business

as of

the date

of

the transfer,

determined under

IFRS Accounting
Standards.

The

balances

of

each

of

the

equity

reserves

of

the

transferred

entity,

accumulated

after

that

entity
becomes part of the

UBS Group, are combined with

the corresponding equity reserves (
Share premium
,
Retained
earnings

and
Other

comprehensive income

recognized directly

in

equity,

net

of

tax
)

of

UBS AG.

The

difference
between the

aggregate carrying

value of

the assets

and liabilities

and equity

reserves is

recognized as

an adjustment
to
Share premium
, net

of any

consideration that

may be

payable. Comparative

periods prior

to the

dates of

business
combinations under common control are not restated,

because such transactions

are accounted for prospectively.

Allowances and provisions for expected credit

losses
UBS AG’s material accounting

policies in respect of

allowances and provisions for

expected credit losses are

set out
in

“Note 1a

Material

accounting policies,

item 2g

Allowances and

provisions

for

expected

credit

losses”

in

the
“Consolidated financial

statements” section

of the

UBS AG Annual

Report 2023.

Financial instruments

acquired
through

a business

combination under

common control

that are

not classified

by UBS AG

at fair

value through
profit or loss are subject to IFRS 9 expected credit loss requirements.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

50
Note 1

Basis of accounting (continued)
Goodwill and other intangible assets
UBS AG’s

material

accounting policies

regarding

goodwill

are

set

out

in

“Note 1a

Material

accounting policies,
item 9 Goodwill”

in the “Consolidated

financial statements”

section of the

UBS AG Annual Report

2023. Goodwill
recognized

in

the

transferred

entity

prior

to

the

date

of

the

business

combination

under

common

control

is
recognized in

these financial statements

at the

historic carrying value,

subsequently allocated to

respective cash-
generating units and tested for impairment.

Business

combinations

under

common

control

do

not

result

in

a

recognition

of

incremental

goodwill

or

other
intangible assets,

in addition

to those

already recognized

by the

transferred entity

prior to

the date

of business
combination under common control.

Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.24 30.6.24 31.12.23 30.9.23 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
1 CHF

1.18

1.11

1.19

1.09

1.17

1.10

1.12

1.14

1.11
1 EUR

1.11

1.07

1.10

1.06

1.10

1.07

1.08

1.09

1.08
1 GBP

1.34

1.26

1.28

1.22

1.31

1.26

1.26

1.28

1.24
100 JPY

0.69

0.62

0.71

0.67

0.69

0.63

0.69

0.66

0.72
1 Monthly income statement items of operations

with a functional currency other than the

US dollar are translated into US dollars

using month-end rates.

Disclosed average rates for a quarter

represent an average
of three month-end

rates, weighted

according to the

income and expense

volumes of all

operations of

UBS AG with

the same functional

currency for each

month. Weighted average

rates for individual

business
divisions may deviate from the weighted average rates for UBS AG.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

51
Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG
Merger of UBS AG and Credit Suisse AG
The merger of UBS AG and Credit Suisse AG effected on 31 May 2024 with no consideration payable by UBS AG
constitutes a business combination under

common control accounted for based

on the accounting policies set out
in Note 1 to these financial statements.

Assets and liabilities
UBS AG accounted

for the

merger with

Credit Suisse AG

using the

historic carrying

values of

the assets

and liabilities
of Credit Suisse AG as

at the date

of the transaction

(31 May 2024), determined

under IFRS Accounting

Standards.
–
No fair

value adjustments

were made

to assets

and liabilities

(which is

different to

the UBS

Group AG consolidated
financial statements where

acquisition method accounting

was required under

IFRS 3,
Business Combinations
,
on 31 May 2023 for the acquisition of Credit

Suisse Group AG).

–
UBS AG has elected

to retain historic

accumulated depreciation and impairment

of non-financial assets

arising
since

31 May 2023, i.e.

the

date

on

which

Credit

Suisse AG

came

to

be

under

the

common

control

of

UBS
Group AG.

–
Expected credit

loss allowances

and provisions

for performing

and credit-impaired

exposures were

recognized
under IFRS 9.
–
No new

goodwill, intangible

assets or

contingent liabilities

have been

recognized as

a result

of the

merger of
UBS AG and Credit Suisse AG.

–
Uniform accounting policies for like transactions and events have been applied throughout UBS AG

and Credit
Suisse AG as of 31 May 2023 (the date of the

acquisition of Credit Suisse Group AG by

UBS Group AG).
Equity reserves
The equity

reserve balances

of Credit

Suisse AG recorded

from 31 May

2023 to

31 May 2024

have been

added
across

to the

corresponding equity

reserves

of UBS AG,

except for

the foreign

currency

translation reserve

that
UBS AG

has

elected

to

reset

and

has

been

added

to
Share

premium
.

As

a

result,

the

net

investment

hedge
accounting reserve

has been

added to
Retained earnings

as if

no net

investment hedge

accounting had

been applied
by Credit Suisse. The results of Credit Suisse AG from 31

May 2023

to 31 May 2024 have been added

to
Retained
earnings
. Equity reserve balances

of Credit Suisse AG recorded prior

to 31 May 2023 (i.e.

the date on which

Credit
Suisse AG came under the common control of UBS

Group AG) have not been retained.
The

difference between

the aggregated

carrying value

of the

assets and

liabilities and

equity reserves

has been
recognized as

an adjustment

to
Share premium

(reflecting the

contribution of

the Credit

Suisse AG business

to
UBS AG from the common parent, UBS Group

AG).

Comparability
Profit and loss

information for

the third quarter

of 2024

is based

entirely on consolidated

data following

the merger
of UBS AG and Credit

Suisse AG. Profit and loss

information for the second

quarter of 2024 includes one

month
(June 2024)

of post-merger

consolidated data

and two

months of

pre-merger UBS AG

data only

(April and

May
2024). Profit

and loss

information for

the third

quarter of

2023 includes pre

-merger UBS AG data

only.

Year-to-
date information for 2024 includes four months (June to September

2024) of post-merger consolidated data and
five

months of

pre-merger UBS AG

data only

(January to

May 2024).

Comparative year-to-date

information for
2023 includes pre-merger UBS AG data only.
Balance

sheet

information

as

at

30 September

2024

and

30 June

2024

includes

post-merger

consolidated
information. Balance sheet dates prior to 30 June

2024 reflect pre-merger UBS AG information

only.
The comparative periods prior to the

merger date have not been restated,

as the transaction has been accounted
for

prospectively

since

31 May

2024,

i.e.

the

date

on

which

the

merger

of

UBS AG

and

Credit

Suisse AG

was
effected.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

52
Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG (continued)
The table below presents the assets, liabilities and equity of Credit Suisse AG that were recognized by UBS AG on
31 May 2024 as a result of the merger.

Credit Suisse AG assets, liabilities and equity

transferred to UBS AG on the merger date
USD m
Assets
Cash and balances at central banks

114,759
Amounts due from banks

6,861
Receivables from securities financing transactions measured at amortized cost

28,380
Cash collateral receivables on derivative instruments

10,373
Loans and advances to customers

222,937
Other financial assets measured at amortized cost

10,852
Total financial assets measured at amortized cost

394,162
Financial assets at fair value held for trading

15,504
Derivative financial instruments

31,975
Brokerage receivables

130
Financial assets at fair value not held for trading

36,592
Total financial assets measured at fair value through profit or loss

84,201
Financial assets measured at fair value through other comprehensive income

0
Investments in associates

1,330
Property, equipment and software

2,627
Goodwill and intangible assets

819
Deferred tax assets

224
Other non-financial assets

5,943
Total assets

489,306
Liabilities
Amounts due to banks

20,715
Payables from securities financing transactions measured at amortized cost

6,077
Cash collateral payables on derivative instruments

6,459
Customer deposits

224,627
Funding from UBS Group AG measured at amortized cost

45,298
Debt issued measured at amortized cost

44,521
Other financial liabilities measured at amortized cost

8,984
Total financial liabilities measured at amortized cost

356,681
Financial liabilities at fair value held for trading

1,870
Derivative financial instruments

33,200
Brokerage payables designated at fair value

339
Debt issued designated at fair value

25,947
Other financial liabilities designated at fair value

5,494
Total financial liabilities measured at fair value through profit or loss

66,850
Provisions

2,817
Other non-financial liabilities

3,381
Total liabilities

429,729
Equity
Equity attributable to shareholders
1

41,432
Equity attributable to non-controlling interests

490
Total equity

41,922
1 Refer to the Statement of changes in equity in this report for more information.
Transactions between UBS AG and

Credit Suisse AG

have been

eliminated from the

balances presented

in the

table
above. They amounted to USD 7.1bn of assets

and USD 24.8bn of liabilities of Credit Suisse AG.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

53
Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG (continued)
Agreement to sell Select Portfolio Servicing
On 13 August 2024,

UBS entered into

an agreement to

sell Select Portfolio

Servicing, the US

mortgage servicing
business of Credit

Suisse, which is

managed in Non-core

and Legacy. Completion

of the

transaction is subject

to
regulatory

approvals

and

other

customary

closing

conditions.

The

associated

assets

and

liabilities

are

disclosed
in
Assets of disposal

groups held

for sale

and
Liabilities of

disposal groups

held for

sale
, respectively,

within Note 12
to these

financial statements. The

transaction is expected

to close in

the first quarter

of 2025.

UBS AG

does not
expect to recognize a material profit or loss upon

completion of the transaction.

Note 3

Segment reporting
As part of the continued refinement of UBS AG’s reporting structure and organizational setup, in the first quarter
of

2024

certain

changes

to

Group

Treasury

allocations

were

made

with

an

impact

on

segment

reporting

for
UBS AG’s business divisions and Group Items.

Prior-period information has been adjusted

for comparability.

UBS AG has

allocated to the

business divisions nearly

all Group

Treasury costs that

historically were retained

and
reported in Group

Items. Costs that continue

to be retained

in Group Items

include costs related

to hedging and
own debt,

and deferred

tax asset

funding costs.

In parallel with

these changes,

UBS AG has

increased the

allocation
of balance sheet resources from Group Treasury

to the business divisions.
Following the

changes outlined

above, prior-period

information for

the nine-month

period ended

30 September
2023 has been restated,

resulting in decreases in

Operating profit / (loss) before

tax of USD 42m for

Global Wealth
Management and USD 30m for Personal & Corporate

Banking, and increases in Operating profit / (loss)

before tax
of USD

46m for

Group Items,

USD 26m

for the

Investment Bank

and USD 1m

for Asset

Management, with

no
change to Non-core and Legacy.
Prior-period information as

of 31 December

2023 has also

been restated, resulting

in increases

of Total

assets of
USD 35.6bn in Global Wealth Management,

USD 26.9bn in Personal & Corporate Banking and

USD 21.4bn in the
Investment Bank, with a corresponding decrease

of assets of USD 83.9bn in Group Items.
These changes had no effect on the reported

results or financial position of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2023 for more information about UBS AG’s business divisions
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the nine months ended 30 September 2024
1
Net interest income

4,183

2,868

(38)

(2,667)

(17)

(1,243)

3,088
Non-interest income

11,982

2,259

2,069

9,944

427

1,237

27,918
Total revenues

16,166

5,127

2,031

7,277

411

(6)

31,006
Credit loss expense / (release)

10

203

0

35

53

1

303
Operating expenses

13,579

3,257

1,691

6,523

2,542

737

28,329
Operating profit / (loss) before tax

2,577

1,667

340

718

(2,184)

(744)

2,374
Tax expense / (benefit)

587
Net profit / (loss)

1,787
As of 30 September 2024
Total assets

578,624

477,040

23,655

448,284

83,715

15,576

1,626,893
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Functions UBS AG
For the nine months ended 30 September 2023
1, 2
Net interest income

4,192

2,298

(26)

(1,818)

23

(991)

3,678
Non-interest income

9,975

1,782

1,539

7,848

64

775

21,983
Total revenues

14,167

4,080

1,513

6,030

87

(216)

25,661
Credit loss expense / (release)

29

27

(1)

25

(1)

1

80
Operating expenses

10,872

2,118

1,243

5,480

861

819

21,393
Operating profit / (loss) before tax

3,267

1,935

271

526

(774)

(1,036)

4,188
Tax expense / (benefit)

1,115
Net profit / (loss)

3,072
As of 31 December 2023
2
Total assets

404,747

283,980

19,662

402,415

13,845

31,368

1,156,016
1 Refer to

“Note 3 Segment

reporting” in the

“Consolidated financial statements”

section of the

UBS AG Annual

Report 2023 for

more information about

UBS AG’s

reporting segments.

2 Comparative-period
information has been restated for changes

in business division perimeters,

Group Treasury allocations

and Non-core and Legacy cost allocations.

Refer to “Note 3 Segment reporting”

in the “Consolidated financial
statements” section of this report.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

54
Note 4

Net interest income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Interest income from loans and deposits
1

7,620

6,070

5,279

19,128

14,228
Interest income from securities financing transactions measured at amortized cost
2

898

1,008

894

2,894

2,492
Interest income from other financial instruments measured

at amortized cost

346

320

291

989

826
Interest income from debt instruments measured at fair

value through other comprehensive income

26

26

27

80

75
Interest income from derivative instruments designated as cash flow hedges

(556)

(532)

(517)

(1,625)

(1,350)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

8,335

6,892

5,974

21,467

16,272
Interest expense on loans and deposits
3

6,634

5,453

4,090

16,923

10,451
Interest expense on securities financing transactions measured at amortized cost
4

569

499

454

1,476

1,293
Interest expense on debt issued

1,575

1,099

788

3,461

2,000
Interest expense on lease liabilities

41

29

24

93

74
Total interest expense from financial instruments measured at amortized cost

8,820

7,080

5,357

21,952

13,818
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

(485)

(188)

617

(486)

2,454
Net interest income from financial instruments measured at fair value through profit or loss and other

2,045

910

368

3,573

1,224
Total net interest income

1,560

722

984

3,088

3,678
1 Consists of

interest income from

cash and balances

at central banks,

amounts due from

banks, and

cash collateral receivable

s

on derivative

instruments, as

well as negative

interest on amounts

due to banks,
customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and negative

interest, including fees,

on payables from
securities financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG, as well as negative interest on cash and balances at central banks, amounts due from banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 5

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Underwriting fees

174

235

143

632

424
M&A and corporate finance fees

243

262

139

739

474
Brokerage fees

1,122

1,095

784

3,237

2,464
Investment fund fees

1,552

1,358

1,193

4,111

3,550
Portfolio management and related services

3,111

2,678

2,323

8,245

6,787
Other

785

562

515

1,819

1,482
Total fee and commission income
1

6,986

6,190

5,097

18,783

15,180
of which: recurring 4,693

4,076

3,573
12,437

10,483
of which: transaction-based 2,249

2,089

1,512
6,253

4,655
of which: performance-based 44

25

11
93

42
Fee and commission expense

652

589

431

1,699

1,297
Net fee and commission income

6,334

5,601

4,666

17,084

13,883
1 Reflects third-party fee and commission income for the third quarter of 2024 of USD 4,148m for Global Wealth Management (second quarter of 2024: USD 3,697m; third quarter of 2023: USD 3,197m), USD 761m for Personal & Corporate Banking (second quarter of 2024: USD 589m; third quarter of 2023: USD 471m), USD 926m for Asset Management (second quarter of 2024: USD 774m;

third quarter of 2023: USD 670m),
USD 1,041m for the Investment Bank (second quarter of 2024: USD 1,110m; third quarter of 2023: USD 760m), USD 13m for

Group Items (second quarter of 2024: negative USD 22m; third quarter of 2023: negative
USD 5m) and USD 97m for Non-core

and Legacy (second quarter of 2024:

USD 42m; third quarter of

2023: USD 5m). Comparative-period information has

been restated for changes in business

division perimeters,
Group Treasury allocations and Non-core and Legacy cost allocations.

Refer to Note 3 for more information.

Note 6

Other income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

(2)

(2)

(2)

(4)

4
Net gains / (losses) from disposals of investments in associates and joint ventures

116
2

0

0

116
2

0
Share of net profits of associates and joint ventures

67

24

55

107

79
Total

182

22

53

219

84
Income from properties
3

13

7

4

24

13
Net gains / (losses) from properties held for sale

(16)

0

8

(17)

8
Income from shared services provided to UBS Group AG or its subsidiaries

169

215

145

552

428
Other

163
4

63

21

247
4

92
Total other income

510

306

231

1,025

624
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

2 Includes a gain of USD 119m related to the sale of our investment in an associate.

3 Includes rent received

from third parties.

4 Includes an

USD 84m gain in

Asset Management from

the sale of our

Brazilian real estate

fund management business (nine

-month period ended
30 September 2024: USD 113m).

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

55
Note 7

Personnel expenses
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Salaries and variable compensation
1

4,999

4,205

3,431

12,824

10,151
of which: variable compensation – financial advisors
2

1,335

1,291

1,150

3,893

3,372
Contractors

33

24

24

78

74
Social security

315

251

216

774

612
Post-employment benefit plans

242

159

133

587

446
Other personnel expenses

200

158

147

482

413
Total personnel expenses

5,788

4,797

3,951

14,746

11,697
1 Includes role-based

allowances.

2 Consists of

cash and deferred

compensation awards

and is based

on compensable revenues

and firm tenure

using a

formulaic approach. Also

includes expenses related

to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 8

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Outsourcing costs

255

191

117

567

362
Technology costs

257

206

142

625

403
Consulting, legal and audit fees

315

240

162

756

430
Real estate and logistics costs

267

190

210

587

462
Market data services

177

126

97

409

297
Marketing and communication

90

70

46

226

124
Travel and entertainment

60

72

44

186

145
Litigation, regulatory and similar matters
1

(47)

1,161

8

1,121

784
Other

2,640

2,329

1,760

7,106

5,004
of which: shared services costs charged by UBS Group AG or its subsidiaries

2,330

2,097

1,563

6,360

4,408
Total general and administrative expenses

4,014

4,584

2,585

11,584

8,011
1 Reflects the net increase in provisions for Litigation, regulatory and similar matters recognized in the income statement, as well as recoveries from third parties or other UBS Group entities. Refer to Note 16b for
more information.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

56
Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss

expenses in the

third quarter of 2024

were USD 167m, reflecting

USD 15m net releases

related
to performing positions and USD 182m net

expenses on credit-impaired positions.
Stage 1 and 2 net releases of USD 15m

included scenario-update-related net

releases of USD 8m, mainly from real
estate lending,

and portfolio changes.
Credit

loss

expenses of

USD 182m for

credit-impaired positions

almost entirely

related

to Personal

&

Corporate
Banking and Non-core and Legacy exposures with a small number of corporate counterparties.

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.9.24
Global Wealth Management

(11)

14

3
Personal & Corporate Banking

(10)

94

84
Asset Management

0

0

0
Investment Bank

9

(4)

4
Non-core and Legacy

(2)

77

76
Group Items

0

0

0
Total

(15)

182

167
For the quarter ended 30.6.24
Global Wealth Management

(14)

12

(2)
Personal & Corporate Banking

(15)

125

110
Asset Management

0

0

0
Investment Bank

1

(2)

(1)
Non-core and Legacy

(1)

(22)

(23)
Group Items

0

0

0
Total

(29)

113

84
For the quarter ended 30.9.23
Global Wealth Management

(7)

15

8
Personal & Corporate Banking

16

(15)

1
Asset Management

0

0

0
Investment Bank

10

7

17
Non-core and Legacy

0

(1)

(1)
Group Items

1

0

1
Total

20

6

27

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

57
Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political conditions prevailing

in the third quarter

of 2024 through a

series
of

governance

meetings,

with

input

and

feedback

from

UBS AG

Risk

and

Finance

experts

across

the

business
divisions

and

regions.

ECLs

for

former

Credit

Suisse positions

were

calculated based

on

Credit

Suisse’s models,
including the same scenarios and scenario weight

inputs as for UBS.
UBS AG kept

the scenarios

and scenario

weights in

line with

those applied

in the

UBS AG second

quarter 2024
report. The baseline scenario

was updated with the latest

macroeconomic forecasts as of

30 September 2024. The
assumptions on a calendar-year basis are included

in the table below.

The mild

debt crisis

scenario and

the stagflationary

geopolitical crisis

scenario were

updated based

on the

latest
market data, but the assumptions remained

broadly unchanged.

The scenario-update-related

ECL releases

in the

third quarter

of 2024

mainly stemmed

from real

estate lending,
driven by the upward revision of Swiss house

price and rental income levels, as well as

interest rate assumptions in
the stagflation scenario.
Post-model adjustments
Total

stage 1 and

2

allowances and

provisions

were

USD 1,202m as

of 30 September

2024 and

included post-
model

adjustments

of

USD 281m

(30 June

2024:

USD 300m).

Post-model

adjustments

are

intended

to

cover
uncertainty levels, including the geopolitical

situation, and to align

outputs from Credit

Suisse models with those
from UBS AG models for dedicated segments.
›
Refer to Note 2 for more information
Comparison of shock factors
Baseline
Key parameters 2023 2024 2025
Real GDP growth (annual percentage change)
US

2.9

2.6

1.6
Eurozone

0.5

0.6

1.2
Switzerland

0.7

1.4

1.5
Unemployment rate (%, annual average)
US

3.6

4.1

4.3
Eurozone

6.6

6.5

6.9
Switzerland

2.0

2.4

2.6
Fixed income: 10-year government bonds (%, Q4)
USD

3.9

3.8

3.8
EUR

2.0

2.1

2.1
CHF

0.7

0.4

0.5
Real estate (annual percentage change, Q4)
US

5.3

2.4

2.9
Eurozone

(1.1)

0.6

3.1
Switzerland

0.1

3.0

4.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.9.24 30.6.24 30.9.23
Baseline

60.0

60.0

60.0
Mild debt crisis

15.0

15.0

15.0
Stagflationary geopolitical crisis

25.0

25.0

25.0

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

58
Note 9

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
No

purchased

credit-impaired

financial

assets

were

recognized

in

the

third

quarter

of

2024.

Originated

credit-
impaired financial assets were not material

and are not presented in the table below.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
USD m 30.9.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

243,261

243,130

131

0

(212)

0

(212)

0
Amounts due from banks

20,162

19,949

201

13

(76)

(5)

(2)

(68)
Receivables from securities financing transactions measured at amortized cost

92,104

92,105

0

0

(1)

(1)

0

0
Cash collateral receivables on derivative instruments

47,209

47,209

0

0

0

0

0

0
Loans and advances to customers

625,249

594,453

26,049

4,748

(2,874)

(331)

(321)

(2,222)
of which: Private clients with mortgages

268,774

256,960

10,407

1,408

(232)

(54)

(82)

(96)
of which: Real estate financing

91,028

85,545

5,201

281

(110)

(25)

(31)

(54)
of which: Large corporate clients

29,724

24,682

3,988

1,055

(798)

(79)

(101)

(619)
of which: SME clients

23,880

19,485

2,960

1,435

(787)

(56)

(49)

(681)
of which: Lombard

150,202

149,734

353

115

(121)

(7)

(1)

(114)
of which: Credit cards

2,145

1,658

446

42

(44)

(7)

(11)

(26)
of which: Commodity trade finance

3,761

3,596

153

12

(113)

(13)

(1)

(98)
of which: Ship / aircraft financing

8,300

7,782

518

0

(54)

(36)

(8)

(10)
of which: Consumer financing

2,977

2,741

142

93

(132)

(21)

(26)

(85)
Other financial assets measured at amortized cost

61,566

60,853

531

182

(146)

(33)

(8)

(106)
of which: Loans to financial advisors

2,677

2,494

82

101

(46)

(4)

(1)

(41)
Total financial assets measured at amortized cost

1,089,553

1,057,699

26,912

4,942

(3,309)

(371)

(543)

(2,395)
Financial assets measured at fair value through other comprehensive income

2,179

2,179

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements
2

1,091,732

1,059,878

26,912

4,942

(3,309)

(371)

(543)

(2,395)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

41,450

40,019

1,279

151

(62)

(24)

(18)

(20)
of which: Large corporate clients

8,120

7,470

620

30

(26)

(8)

(9)

(9)
of which: SME clients

2,616

2,214

301

101

(12)

(4)

(4)

(4)
of which: Financial intermediaries and hedge funds

22,810

22,737

73

0

(12)

(8)

(4)

0
of which: Lombard

4,197

3,985

206

6

(3)

0

0

(3)
of which: Commodity trade finance

1,773

1,771

1

0

(1)

(1)

0

0
Irrevocable loan commitments

80,506

76,601

3,736

169

(187)

(113)

(45)

(29)
of which: Large corporate clients

48,794

45,464

3,208

123

(119)

(77)

(34)

(7)
Forward starting reverse repurchase and securities borrowing agreements

16,063

16,063

0

0

0

0

0

0
Unconditionally revocable loan commitments

154,613

151,814

2,543

255

(86)

(68)

(17)

0
of which: Real estate financing

11,547

11,249

297

1

(7)

(6)

0

0
of which: Large corporate clients

16,378

15,853

523

3

(24)

(16)

(6)

(2)
of which: SME clients

11,099

10,381

509

209

(36)

(29)

(6)

0
of which: Lombard

62,624

62,562

61

1

0

0

0

0
of which: Credit cards

10,400

9,910

487

3

(9)

(7)

(2)

0
Irrevocable committed prolongation of existing loans

3,701

3,691

5

5

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines
2

296,333

288,188

7,564

581

(337)

(208)

(80)

(49)
Total allowances and provisions
2

(3,646)

(579)

(623)

(2,445)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

59
Note 9

Expected credit loss measurement (continued)
USD m 30.6.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

248,335

248,241

94

0

(230)

(1)

(228)

0
Amounts due from banks

20,457

20,125

319

13

(73)

(5)

0

(67)
Receivables from securities financing transactions measured at amortized cost

82,027

82,028

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

43,637

43,637

0

0

0

0

0

0
Loans and advances to customers

608,910

578,841

25,506

4,563

(2,696)

(354)

(299)

(2,044)
of which: Private clients with mortgages

255,281

244,008

10,104

1,169

(181)

(56)

(77)

(48)
of which: Real estate financing

88,141

83,214

4,580

347

(104)

(28)

(31)

(46)
of which: Large corporate clients

28,619

23,612

3,867

1,140

(741)

(93)

(95)

(553)
of which: SME clients

23,698

19,766

2,591

1,341

(871)

(60)

(40)

(771)
of which: Lombard

148,546

147,529

880

137

(101)

(7)

(2)

(92)
of which: Credit cards

1,927

1,479

408

40

(41)

(6)

(11)

(25)
of which: Commodity trade finance

5,795

5,558

222

16

(149)

(18)

(2)

(129)
of which: Ship / aircraft financing

8,549

8,096

427

25

(42)

(38)

(4)

0
of which: Consumer financing

2,886

2,689

120

78

(112)

(20)

(21)

(71)
Other financial assets measured at amortized cost

60,826

60,098

537

191

(148)

(34)

(8)

(106)
of which: Loans to financial advisors

2,601

2,408

83

110

(47)

(4)

(1)

(41)
Total financial assets measured at amortized cost

1,064,192

1,032,970

26,456

4,766

(3,148)

(396)

(535)

(2,217)
Financial assets measured at fair value through other comprehensive income

2,167

2,167

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements
2

1,066,359

1,035,137

26,456

4,766

(3,148)

(396)

(535)

(2,217)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

40,791

39,207

1,382

203

(69)

(26)

(15)

(28)
of which: Large corporate clients

8,323

7,421

820

82

(26)

(9)

(7)

(9)
of which: SME clients

2,539

2,153

287

99

(12)

(4)

(4)

(4)
of which: Financial intermediaries and hedge funds

21,270

21,080

190

0

(11)

(8)

(3)

0
of which: Lombard

3,895

3,872

10

13

(4)

0

0

(4)
of which: Commodity trade finance

1,642

1,629

13

0

(1)

(1)

0

0
Irrevocable loan commitments

81,866

77,446

4,236

184

(178)

(104)

(44)

(30)
of which: Large corporate clients

46,696

42,890

3,699

107

(128)

(85)

(37)

(6)
Forward starting reverse repurchase and securities borrowing agreements

9,724

9,724

0

0

0

0

0

0
Unconditionally revocable loan commitments

150,450

148,053

2,154

244

(81)

(69)

(13)

0
of which: Real estate financing

11,706

11,154

552

0

(7)

(7)

0

0
of which: Large corporate clients

16,000

15,677

314

9

(22)

(16)

(4)

(2)
of which: SME clients

11,001

10,575

346

80

(34)

(28)

(5)

0
of which: Lombard

60,961

60,934

26

1

0

0

0

0
of which: Credit cards

10,056

9,576

477

4

(8)

(6)

(2)

0
Irrevocable committed prolongation of existing loans

3,328

3,319

7

2

(2)

(2)

0

0
Total off-balance sheet financial instruments and other credit lines
2

286,160

277,748

7,779

633

(330)

(201)

(71)

(58)
Total allowances and provisions
2

(3,478)

(597)

(606)

(2,275)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

60
Note 9

Expected credit loss measurement (continued)
USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

171,806

171,788

18

0

(26)

0

(26)

0
Amounts due from banks
2

28,206

28,191

14

0

(7)

(6)

(1)

0
Receivables from securities financing transactions measured at amortized cost

74,128

74,128

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

32,300

32,300

0

0

0

0

0

0
Loans and advances to customers

405,633

385,493

18,131

2,009

(935)

(173)

(185)

(577)
of which: Private clients with mortgages

174,400

163,617

9,955

828

(156)

(39)

(89)

(28)
of which: Real estate financing

54,305

50,252

4,038

15

(46)

(20)

(25)

(1)
of which: Large corporate clients

14,431

12,594

1,331

506

(241)

(34)

(32)

(174)
of which: SME clients

12,694

10,662

1,524

508

(262)

(34)

(24)

(204)
of which: Lombard

117,924

117,874

0

50

(22)

(5)

0

(17)
of which: Credit cards

2,041

1,564

438

39

(42)

(6)

(11)

(24)
of which: Commodity trade finance

2,889

2,873

12

4

(119)

(7)

0

(111)
Other financial assets measured at amortized cost

54,334

53,882

312

141

(87)

(16)

(5)

(66)
of which: Loans to financial advisors

2,615

2,422

79

114

(49)

(4)

(1)

(44)
Total financial assets measured at amortized cost

766,407

745,782

18,475

2,150

(1,057)

(197)

(217)

(643)
Financial assets measured at fair value through other comprehensive income

2,233

2,233

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

768,640

748,015

18,475

2,150

(1,057)

(197)

(217)

(643)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

33,211

32,332

761

118

(40)

(14)

(7)

(19)
of which: Large corporate clients

3,624

3,051

486

87

(10)

(3)

(2)

(6)
of which: SME clients

1,506

1,299

177

31

(7)

(1)

(1)

(5)
of which: Financial intermediaries and hedge funds

22,549

22,504

46

0

(12)

(8)

(3)

0
of which: Lombard

3,009

3,009

0

0

(1)

0

0

(1)
of which: Commodity trade finance

1,811

1,803

8

0

(1)

(1)

0

0
Irrevocable loan commitments

44,018

42,085

1,878

56

(95)

(55)

(38)

(2)
of which: Large corporate clients

26,096

24,444

1,622

30

(76)

(45)

(28)

(2)
Forward starting reverse repurchase and securities borrowing agreements

10,373

10,373

0

0

0

0

0

0
Committed unconditionally revocable credit lines

47,421

45,452

1,913

56

(49)

(39)

(10)

0
of which: Real estate financing

9,439

8,854

585

0

(4)

(3)

(1)

0
of which: Large corporate clients

5,110

4,951

151

8

(6)

(4)

(3)

0
of which: SME clients

5,408

5,188

191

29

(21)

(17)

(3)

0
of which: Lombard

8,964

8,964

0

1

0

0

0

0
of which: Credit cards

10,458

9,932

522

4

(10)

(8)

(2)

0
Irrevocable committed prolongation of existing loans

4,183

4,169

11

4

(4)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines

139,206

134,410

4,562

234

(188)

(111)

(56)

(21)
Total allowances and provisions

(1,244)

(308)

(272)

(664)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes USD 14.8bn against Credit Suisse AG.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

61
Note 9

Expected credit loss measurement (continued)
The table

below provides

information about

the ECL gross

exposure and

the ECL

coverage ratio

for UBS AG’s core
loan portfolios (i.e.
Loans and advances to customers

and

Loans to financial

advisors
) and relevant

off-balance

sheet
exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables

from

securities

financing
transactions
,
Cash collateral receivables on derivative instruments

and
Financial assets measured at fair value

through
other comprehensive income

are not

included

in the table

below, due

to their

lower sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The overall coverage ratio for

performing positions decreased by 1 basis

point to 10 basis points. Compared

with
30 June 2024, coverage ratios for performing positions

related to real estate lending (on-balance sheet) decreased
by 1 basis

point to 5 basis

points, and coverage

ratios for performing

positions related to

corporate lending (on-
balance sheet) increased by 2 basis points

to 56 basis points.
Coverage ratios for core loan portfolio
30.9.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

269,006

257,013

10,489

1,504

9

2

79

5

636
Real estate financing

91,138

85,570

5,233

336

12

3

60

6

1,613
Total real estate lending

360,144

342,583

15,722

1,839

9

2

72

5

814
Large corporate clients

30,522

24,760

4,088

1,673

262

32

246

62

3,697
SME clients

24,666

19,541

3,009

2,116

319

29

163

47

3,218
Total corporate lending

55,189

44,301

7,097

3,790

287

31

211

56

3,429
Lombard

150,323

149,741

354

229

8

0

21

1

4,967
Credit cards

2,189

1,664

457

68

203

40

251

85

3,879
Commodity trade finance

3,874

3,609

155

110

291

37

89

39

8,917
Ship / aircraft financing

8,354

7,818

526

11

65

46

146

52

9,831
Consumer financing

3,109

2,762

168

179

425

75

1,538

159

4,781
Other loans and advances to customers

44,942

42,306

1,891

745

107

8

55

10

5,886
Loans to financial advisors

2,723

2,497

83

142

169

15

135

18

2,892
Total other lending

215,514

210,397

3,634

1,483

46

6

162

8

5,485
Total
1

630,847

597,282

26,453

7,112

46

6

122

11

3,182
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

7,687

7,428

221

38

5

5

32

5

39
Real estate financing

12,680

12,341

338

1

6

6

1

6

0
Total real estate lending

20,366

19,769

559

39

6

5

14

5

39
Large corporate clients

73,307

68,801

4,350

155

23

15

115

21

1,164
SME clients

15,639

14,318

996

325

48

28

165

37

554
Total corporate lending

88,946

83,119

5,346

481

27

17

124

23

751
Lombard

70,232

69,957

268

7

1

0

2

0

12,815
Credit cards

10,400

9,910

487

3

8

7

38

8

0
Commodity trade finance

3,128

3,124

4

0

9

8

289

9

0
Ship / aircraft financing

2,239

2,233

6

0

31

28

1,006

31

0
Consumer financing

150

150

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

39,035

38,597

438

0

4

3

87

4

0
Other off-balance sheet commitments

45,772

45,265

456

52

9

6

146

8

865
Total other lending

170,957

169,237

1,659

61

5

3

79

4

2,123
Total
2

280,269

272,125

7,564

581

12

8

106

10

849
Total on- and off-balance sheet
3

911,116

869,406

34,017

7,693

36

6

118

10

3,006
1 Includes Loans and advances to customers

and Loans to financial advisors,

which are presented on the balance

sheet line Other financial assets measured

at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

62
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
30.6.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

255,462

244,063

10,181

1,217

7

2

76

5

397
Real estate financing

88,246

83,242

4,611

393

12

3

66

7

1,167
Total real estate lending

343,708

327,305

14,792

1,610

8

3

73

6

585
Large corporate clients

29,360

23,705

3,962

1,693

253

39

240

68

3,268
SME clients

24,569

19,827

2,631

2,112

354

31

151

45

3,649
Total corporate lending

53,929

43,532

6,593

3,804

299

35

205

58

3,480
Lombard

148,647

147,536

882

229

7

0

18

1

4,024
Credit cards

1,968

1,485

419

64

208

39

252

86

3,826
Commodity trade finance

5,945

5,576

224

144

251

33

97

35

8,910
Ship / aircraft financing

8,591

8,134

432

25

49

47

103

50

0
Consumer financing

2,998

2,709

141

149

374

74

1,506

144

4,771
Other loans and advances to customers

45,821

42,918

2,322

581

77

7

68

10

5,328
Loans to financial advisors

2,647

2,412

84

151

176

18

146

22

2,736
Total other lending

216,617

210,770

4,504

1,343

39

6

127

8

4,967
Total
1

614,254

581,607

25,889

6,758

45

6

116

11

3,086
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

8,090

7,833

226

31

5

4

32

5

11
Real estate financing

12,715

12,143

572

0

5

6

0

5

0
Total real estate lending

20,805

19,975

799

31

5

5

0

5

11
Large corporate clients

71,091

66,060

4,833

198

25

17

100

22

904
SME clients

15,520

14,590

719

210

51

27

207

35

1,206
Total corporate lending

86,611

80,650

5,553

408

30

19

114

25

1,060
Lombard

68,071

68,017

40

14

1

0

16

0

2,706
Credit cards

10,056

9,576

477

4

8

7

35

8

0
Commodity trade finance

3,701

3,681

20

0

9

8

53

9

0
Ship / aircraft financing

1,836

1,817

19

0

11

12

0

11

0
Consumer financing

152

152

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

47,842

47,381

461

0

3

2

76

3

0
Other off-balance sheet commitments

37,362

36,774

411

177

8

5

67

5

611
Total other lending

169,020

167,398

1,427

195

4

2

57

3

751
Total
2

276,436

268,023

7,779

633

12

7

92

10

914
Total on- and off-balance sheet
3

890,690

849,630

33,668

7,391

35

7

110

11

2,900
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).
Coverage ratios for core loan portfolio 31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

174,555

163,656

10,044

856

9

2

88

7

326
Real estate financing

54,351

50,272

4,063

16

9

4

61

8

594
Total real estate lending

228,906

213,928

14,107

872

9

3

81

8

331
Large corporate clients

14,671

12,628

1,363

680

164

27

237

48

2,558
SME clients

12,956

10,696

1,548

712

202

32

155

47

2,861
Total corporate lending

27,627

23,324

2,911

1,392

182

29

193

48

2,714
Lombard

117,946

117,879

0

67

2

0

0

0

2,487
Credit cards

2,083

1,571

449

63

200

40

253

87

3,801
Commodity trade finance

3,008

2,881

12

115

394

25

62

25

9,676
Other loans and advances to customers

26,997

26,083

837

77

18

10

44

11

2,379
Loans to financial advisors

2,665

2,426

80

159

185

17

122

20

2,793
Total other lending

152,699

150,840

1,378

481

18

3

117

4

4,462
Total
1

409,232

388,092

18,396

2,744

24

5

101

9

2,263
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

6,801

6,560

226

15

8

7

29

8

40
Real estate financing

10,662

10,064

599

0

6

5

22

6

0
Total real estate lending

17,463

16,624

824

15

6

6

24

6

40
Large corporate clients

34,829

32,446

2,259

125

27

16

147

25

628
SME clients

7,872

7,337

456

80

47

29

230

41

626
Total corporate lending

42,702

39,782

2,715

205

30

18

161

28

627
Lombard

13,609

13,609

0

1

1

1

0

1

0
Credit cards

10,458

9,932

522

4

10

8

35

10

0
Commodity trade finance

2,354

2,346

8

0

4

4

36

4

0
Financial intermediaries and hedge funds

25,378

25,148

230

0

5

4

157

5

0
Other off-balance sheet commitments

16,869

16,596

264

9

12

5

170

8

0
Total other lending

68,668

67,630

1,024

14

7

4

97

6

5,921
Total
2

128,833

124,037

4,562

234

15

9

122

13

908
Total on- and off-balance sheet
3

538,065

512,129

22,958

2,978

22

6

105

10

2,157
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

63
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the first nine months of 2024, and

with regard to assets and liabilities now accounted for

by UBS AG as a
result of the merger of UBS AG and

Credit Suisse AG for the period between the date of

the merger (i.e. 31 May
2024) and 30 September 2024, assets and liabilities that were transferred from Level 2 to

Level 1, or from Level 1
to Level 2, and were held for the entire reporting

period were not material.
Determination of fair values from quoted market

prices or valuation techniques
1
30.9.24 30.6.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading

136,786

30,256

5,148

172,190

124,627

29,689

8,042

162,358

115,345

17,936

1,817

135,098
of which: Equity instruments

124,897

1,049

172

126,117

112,441

830

185

113,456

99,510

721

140

100,372
of which: Government bills / bonds

4,005

4,642

18

8,665

5,603

5,319

75

10,997

6,843

2,195

14

9,052
of which: Investment fund units

6,649

1,003

176

7,827

5,677

1,222

240

7,139

8,008

1,082

9

9,098
of which: Corporate and municipal bonds

1,232

19,213

863

21,307

896

16,875

900

18,671

982

11,956

648

13,586
of which: Loans

0

4,118

3,712

7,830

0

5,246

6,420

11,666

0

1,870

904

2,775
of which: Asset-backed securities

4

225

163

393

10

192

169

370

3

111

101

215
Derivative financial instruments

1,484

155,670

2,566

159,720

836

137,254

2,325

140,415

593

129,871

1,264

131,728
of which: Foreign exchange

829

60,641

177

61,646

331

50,576

121

51,029

317

65,070

0

65,387
of which: Interest rate

0

47,143

640

47,783

0

49,199

403

49,602

0

35,028

284

35,311
of which: Equity / index

0

40,818

996

41,815

0

32,239

1,154

33,393

0

26,649

667

27,317
of which: Credit

0

2,694

608

3,302

0

2,553

478

3,031

0

1,452

301

1,752
of which: Commodities

6

4,027

18

4,051

3

2,563

16

2,582

0

1,627

12

1,639
Brokerage receivables

0

24,656

0

24,656

0

25,273

0

25,273

0

20,883

0

20,883
Financial assets at fair value not held for trading

45,903

75,172

8,066

129,141

34,765

80,293

7,961

123,020

29,529

30,124

4,101

63,754
of which: Financial assets for unit-linked
investment contracts

18,274

6

0

18,280

16,957

6

0

16,963

15,814

0

0

15,814
of which: Corporate and municipal bonds

85

15,701

152

15,937

61

14,338

210

14,609

62

16,716

215

16,994
of which: Government bills / bonds

27,043

8,036

0

35,079

17,262

7,817

0

25,079

13,262

3,332

0

16,594
of which: Loans

0

4,464

2,545

7,010

0

3,699

2,553

6,252

0

4,172

1,254

5,426
of which: Securities financing transactions

0

45,665

484

46,149

0

53,069

268

53,337

0

5,541

4

5,545
of which: Asset-backed securities

0

1,058

553

1,611

0

1,108

500

1,608

0

18

0

18
of which: Auction rate securities

0

0

190

190

0

0

191

191

0

0

1,208

1,208
of which: Investment fund units

409

147

645

1,201

395

160

670

1,225

367

233

205

804
of which: Equity instruments

92

0

3,022

3,114

91

5

2,913

3,009

24

0

1,088

1,112
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income

65

2,114

0

2,179

62

2,105

0

2,167

68

2,165

0

2,233
of which: Commercial paper and certificates of
deposit

0

1,935

0

1,935

0

1,891

0

1,891

0

1,948

0

1,948
of which: Corporate and municipal bonds

65

178

0

243

62

205

0

267

68

207

0

276
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities

6,965

0

0

6,965

6,445

0

0

6,445

4,426

0

0

4,426
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

110

110

0

0

43

43

0

0

17

17
Total assets measured at fair value

191,203

287,867

15,890

494,960

166,735

274,615

18,371

459,721

149,962

200,979

7,198

358,139

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

64
Note 10

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.9.24 30.6.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading 26,201 10,041 199 36,441 24,476 8,906 111 33,493 25,451 6,110 151 31,712
of which: Equity instruments

19,379

552

58

19,990

16,956

417

66

17,438

16,310

236

87

16,632
of which: Corporate and municipal bonds

29

8,054

135

8,218

33

7,118

35

7,186

28

4,893

58

4,979
of which: Government bills / bonds

4,390

1,069

0

5,458

6,171

1,260

5

7,437

8,320

806

0

9,126
of which: Investment fund units

2,403

285

4

2,691

1,315

38

4

1,357

794

117

4

915
Derivative financial instruments 1,633 167,462 5,354 174,449 877 143,764 4,448 149,089 716 136,833 3,158 140,707
of which: Foreign exchange

881

68,571

36

69,488

326

51,660

48

52,034

400

71,322

21

71,743
of which: Interest rate

0

43,065

298

43,363

0

47,021

243

47,264

0

32,656

107

32,763
of which: Equity / index

0

48,901

4,299

53,200

0

38,001

3,379

41,380

0

30,209

2,717

32,926
of which: Credit

0

3,426

422

3,848

0

3,456

371

3,827

0

1,341

273

1,614
of which: Commodities

5

3,303

38

3,345

2

1,951

14

1,967

0

1,271

20

1,291
of which: Loan commitments measured at FVTPL

0

73

188

260

0

1,547

288

1,835

0

3

17

21
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0 52,403 0 52,403 0 46,198 0 46,198 0 42,275 0 42,275
Debt issued designated at fair value 0 95,641 10,886 106,527 0 96,915 11,490 108,405 0 78,509 7,832 86,341
Other financial liabilities designated at fair value 0 36,873 4,182 41,055 0 31,957 4,877 36,834 0 25,069 2,297 27,366
of which: Financial liabilities related to unit-linked
investment contracts

0

18,389

0

18,389

0

17,080

0

17,080

0

15,922

0

15,922
of which: Securities financing transactions

0

10,893

0

10,893

0

7,801

0

7,801

0

6,927

0

6,927
of which: Funding from UBS Group AG

0

4,035

1,656

5,691

0

3,370

1,487

4,857

0

1,327

1,623

2,950
of which: Over-the-counter debt instruments
and others

0

3,557

2,525

6,082

0

3,706

3,390

7,096

0

892

674

1,566
Total liabilities measured at fair value 27,835 362,420 20,621 410,875 25,352 327,740 20,927 374,019 26,167 288,796 13,438 328,401
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Reserve balance at the beginning of the period

388

379

396

397

422
Effect from merger of UBS AG and Credit Suisse AG
1

1

1
Profit / (loss) deferred on new transactions

85

59

34

187

196
(Profit) / loss recognized in the income statement

(54)

(50)

(39)

(164)

(227)
Foreign currency translation

(1)

(1)

(1)

(2)

(1)
Reserve balance at the end of the period

418

388

390

418

390
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.
The table below summarizes other valuation

adjustment reserves recognized on the balance sheet.
Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.9.24 30.6.24 31.12.23
Own credit adjustments on financial liabilities designated at fair value
1

(1,367)

(1,062)

(312)
of which: debt issued designated at fair value

(928)

(747)

(208)
of which: other financial liabilities designated at fair value

(439)

(315)

(105)
Credit valuation adjustments
2

(145)

(104)

(37)
Funding and debit valuation adjustments

(94)

(81)

(82)
Other valuation adjustments

(1,616)

(1,744)

(730)
of which: liquidity

(1,074)

(1,229)

(308)
of which: model uncertainty

(542)

(516)

(423)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

65
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 September 2024 and unobservable, and a

range of values for those unobservable

inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2023.
Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.9.24 31.12.23
USD bn 30.9.24 31.12.23 30.9.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.0

0.9

0.1

0.1
Relative value to
market comparable Bond price equivalent

17

126

98

9

114

93
points
Discounted expected
cash flows Discount margin

829

829

829

491

491
basis
points
Traded loans,

loans
designated at fair value
and guarantees

6.4

2.3

0.0

0.0
Relative value to
market comparable Loan price equivalent

1

258

81

6

101

98
points
Discounted expected
cash flows Credit spread

18

1,533

334

200

275

252
basis
points
Investment fund units
3

0.8

0.2

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
3

3.2

1.2

0.1

0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4

10.9

7.8
Other financial liabilities
designated at fair value

4.2

2.3
Discounted expected
cash flows Funding spread

106

201

51

201
basis
points
Derivative financial instruments
Interest rate

0.6

0.3

0.3

0.1
Option model Volatility of interest rates

47

156

84

112
basis
points
Volatility of inflation

1

6
%
IR-to-IR correlation

70

99
%
Discounted expected
cash flows Funding spread

5

20
basis
points
Credit

0.6

0.3

0.4

0.3
Discounted expected
cash flows
Credit spreads

2

1,270

1

306
basis
points
Credit correlation

50

66
%
Credit volatility

60

60
%
Recovery rates
5

0

100
%
Equity / index

1.0

0.7

4.3

2.7
Option model Equity dividend yields

0

11

0

14
%
Volatility of equity stocks,
equity and other indices

4

140

4

104
%
Equity-to-FX correlation

(40)

70

(40)

70
%
Equity-to-equity correlation

0

100

13

100
%
Loan commitments
measured at FVTPL

0.2

0.0
Relative value to
market comparable
Loan price equivalent

15

100
points
1 The ranges of significant unobservable

inputs are represented in points, percentages and

basis points. Points are

a percentage of par (e.g. 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which have embedded

derivative parameters that are considered to be unobservable.

The equivalent derivative instrument parameters

for debt issued or embedded derivatives for over-
the-counter debt instruments are presented in the respective derivative financial instruments lines in this table.

5 Recovery rates reflect the estimated recovery that will be realized given expected defaults; they may vary significantly depending upon the specific assets and terms of each transaction.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

66
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.9.24 30.6.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees

295

(271)

453

(433)

15

(19)
Securities financing transactions

32

(28)

34

(31)

24

(24)
Auction rate securities

9

(6)

8

(6)

67

(21)
Asset-backed securities

40

(44)

44

(48)

25

(22)
Equity instruments

353

(318)

428

(403)

189

(178)
Investment fund units

138

(139)

140

(141)

21

(23)
Loan commitments measured at FVTPL

88

(83)

85

(110)

7

(10)
Interest rate derivatives, net

145

(47)

139

(81)

27

(18)
Credit derivatives, net

119

(122)

124

(128)

2

(5)
Foreign exchange derivatives, net

4

(4)

3

(4)

5

(4)
Equity / index derivatives, net

690

(695)

651

(546)

358

(285)
Other

281

(134)

83

(90)

41

(39)
Total

2,194

(1,891)

2,192

(2,021)

781

(648)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2024.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

67
Note 10

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Effect from
merger of
UBS AG
and Credit
Suisse AG
1
Net gains /
losses
included in
compre-
hensive
income
2
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the end
of the
period
For the nine months ended 30 September 2024
3
Financial assets at fair value held for
trading

1.8

7.8

0.2

0.1

0.4

(3.3)

1.1

(2.6)

0.1

(0.4)

0.0

5.1
of which: Equity instruments

0.1

0.1

(0.0)

(0.0)

0.0

(0.1)

0.0

(0.0)

0.0

(0.0)

0.0

0.2
of which: Corporate and municipal
bonds

0.6

0.4

(0.1)

(0.1)

0.3

(0.3)
0.0 0.0

0.0

(0.0)

0.0

0.9
of which: Loans

0.9

7.0

0.3

0.2

0.0

(2.7)

1.1

(2.6)

0.0

(0.3)

(0.0)

3.7
Derivative financial instruments –
assets

1.3

0.7

(0.1)

(0.2)

0.0

(0.1)

0.9

(0.6)

0.7

(0.1)

(0.0)

2.6
of which: Interest rate

0.3

0.0

0.1

0.0

0.0

(0.1)

0.3

(0.1)

0.2

(0.0)

(0.0)

0.6
of which: Equity / index

0.7

0.2

(0.0)

(0.0)

0.0

(0.0)

0.5

(0.3)

0.1

(0.1)

(0.0)

1.0
of which: Credit

0.3

0.1

(0.1)

(0.0)
0.0

(0.0)

0.1

(0.1)

0.3

(0.0)

(0.0)

0.6
Financial assets at fair value not held
for trading

4.1

4.1

0.1

0.1

0.4

(0.3)

1.5

(1.9)

0.4

(0.3)

0.0

8.1
of which: Loans

1.3

0.8

0.1

0.1

0.1

0.0

0.9

(0.5)
0.0

(0.1)

(0.0)

2.5
of which: Auction rate securities

1.2
0.0

0.0

(0.0)
0.0 0.0 0.0

(1.1)
0.0 0.0 0.0

0.2
of which: Equity instruments

1.1

1.8

0.0

0.0

0.1

(0.1)

0.0
0.0

0.1
0.0

0.0

3.0
of which: Investment fund units

0.2

0.4

0.0

(0.0)

0.1

(0.1)
0.0 0.0

0.0

(0.0)

(0.0)

0.6
of which: Asset-backed securities

0.0

0.5

0.0

0.0

0.0

(0.1)

0.0

0.0

0.2

(0.1)

0.0

0.6
Derivative financial instruments –
liabilities

3.2

0.9

0.8

1.0

0.0

(0.0)

1.8

(1.6)

0.6

(0.3)

(0.0)

5.4
of which: Interest rate

0.1

0.1

0.1

0.3
0.0

(0.0)

0.0

(0.1)

0.1

(0.0)

(0.0)

0.3
of which: Equity / index

2.7

0.2

0.9

0.9
0.0

(0.0)

1.6

(1.3)

0.4

(0.3)

(0.0)

4.3
of which: Credit

0.3

0.2

(0.1)

(0.1)
0.0

(0.0)

0.1

(0.1)

0.0

(0.0)

(0.0)

0.4
of which: Loan commitments
measured at FVTPL

0.0

0.4

(0.2)

(0.1)

0.0

(0.0)

0.0

(0.0)

0.0

(0.0)

0.0

0.2
Debt issued designated at fair value

7.8

4.5

0.6

0.4
0.0

(0.0)

3.2

(2.7)

1.2

(3.8)

0.0

10.9
Other financial liabilities designated
at fair value

2.3

1.9

0.0

0.0
0.0 0.0

0.9

(0.9)

0.0

(0.1)

0.0

4.2
For the nine months ended 30 September 2023
Financial assets at fair value held for
trading

1.5

(0.0)

(0.1)

0.4

(0.7)

1.0
0.0

0.1

(0.3)

(0.0)

2.0
of which: Investment fund units

0.1

(0.0)

(0.0)

0.0

(0.0)
0.0 0.0

0.0

(0.0)

(0.0)

0.0
of which: Corporate and municipal
bonds

0.5

(0.0)

(0.0)

0.4

(0.2)
0.0 0.0

0.0

(0.0)

(0.0)

0.7
of which: Loans

0.6

0.0

(0.0)

0.0

(0.4)

1.0
0.0 0.0

(0.2)

(0.0)

1.1
Derivative financial instruments –
assets

1.5

(0.1)

(0.0)

0.0

(0.0)

0.5

(0.3)

0.1

(0.2)

0.0

1.5
of which: Interest rate

0.5

0.1

0.1

0.0
0.0

0.1

(0.0)
0.0

(0.0)

(0.0)

0.6
of which: Equity / index

0.7

(0.1)

(0.0)
0.0 0.0

0.3

(0.2)

0.0

(0.2)

(0.0)

0.5
of which: Credit

0.3

(0.1)

(0.1)
0.0 0.0

0.0

(0.0)

0.1

(0.0)

0.0

0.4
Financial assets at fair value not held
for trading

3.7

0.3

0.3

0.6

(0.6)
0.0

(0.0)

0.1

(0.1)

0.0

4.0
of which: Loans

0.7

0.3

0.3

0.2

(0.0)
0.0

(0.0)

0.1

(0.1)

(0.0)

1.1
of which: Auction rate securities

1.3

0.0

0.0
0.0

(0.1)
0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

0.8

0.0

(0.0)

0.4

(0.2)
0.0 0.0

0.0
0.0

(0.0)

1.0
Derivative financial instruments –
liabilities

1.7

(0.1)

(0.1)

0.0

(0.0)

1.1

(0.4)

0.1

(0.5)

(0.0)

1.8
of which: Interest rate

0.1

0.0

0.0

0.0
0.0

0.1

(0.1)

0.0

(0.0)

(0.0)

0.1
of which: Equity / index

1.2

(0.1)

(0.1)
0.0 0.0

0.6

(0.3)

0.0

(0.1)

(0.0)

1.3
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.3

0.0

0.0

(0.3)

(0.0)

0.2
Debt issued designated at fair value

9.2

0.1

0.0
0.0 0.0

4.5

(2.9)

0.4

(1.5)

(0.1)

9.8
Other financial liabilities designated at
fair value

2.0

(0.0)

(0.0)
0.0 0.0

0.1

(0.1)

0.0

(0.0)

(0.0)

2.1
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

2 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from
financial instruments measured at fair value

through profit or loss in the

Income statement, and also in Gains

/ (losses) from own credit on financial

liabilities designated at fair value,

before tax in the Statement of
comprehensive income.

3 Total Level 3 assets as of 30 September 2024 were USD 15.9bn (31 December 2023: USD 7.2bn). Total Level 3 liabilities as of 30 September 2024 were USD 20.6bn (31 December 2023:
USD 13.4bn).

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

68
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20

Fair value measurement” in the “Consolidated financial statements”
section of the UBS AG Annual Report 2023.
Financial instruments not measured at fair value
30.9.24 30.6.24 31.12.23
USD bn
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Assets
Cash and balances at central banks

243.3

243.3

248.3

248.3

171.8

171.8
Amounts due from banks

20.2

20.2

20.5

20.5

28.2

28.2
Receivables from securities financing transactions measured at amortized cost

92.1

92.1

82.0

82.0

74.1

74.1
Cash collateral receivables on derivative instruments

47.2

47.2

43.6

43.6

32.3

32.3
Loans and advances to customers

625.2

620.0

608.9

598.7

405.6

396.5
Other financial assets measured at amortized cost

61.6

60.2

60.8

58.6

54.3

54.1
Liabilities
Amounts due to banks

28.1

28.1

26.8

26.7

16.7

16.7
Payables from securities financing transactions measured at amortized cost

16.4

16.4

14.8

14.9

5.8

5.8
Cash collateral payables on derivative instruments

34.3

34.3

33.7

33.7

34.9

34.9
Customer deposits

779.6

780.8

760.7

761.1

555.7

556.6
Funding from UBS Group AG measured at amortized cost

112.3

116.6

111.7

115.9

67.3

67.7
Debt issued measured at amortized cost

109.5

110.6

112.5

112.7

69.8

69.8
Other financial liabilities measured at amortized cost
1

17.6

17.6

17.8

17.8

9.8

9.8
1 Excludes lease liabilities.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

69
Note 11

Derivative instruments
a) Derivative instruments
As of 30.9.24, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

47.8

43.4

4,058

19,927
Credit derivatives

3.3

3.8

166
Foreign exchange

61.6

69.5

7,860

270
Equity / index

41.8

53.2

1,545

99
Commodities

4.1

3.3

169

21
Other
3

1.1

1.2

172
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

159.7

174.4

13,970

20,317
Further netting potential not recognized on the balance

sheet
5

(145.1)

(155.3)
of which: netting of recognized financial liabilities / assets

(122.2)

(122.2)
of which: netting with collateral received / pledged

(22.9)

(33.1)
Total derivative financial instruments, after consideration of further netting potential

14.7

19.2
As of 30.6.24, USD bn
Derivative financial instruments
Interest rate

49.6

47.3

3,478

20,200
Credit derivatives

3.0

3.8

170
Foreign exchange

51.0

52.0

7,158

213
Equity / index

33.4

41.4

1,432

96
Commodities

2.6

2.0

153

18
Other
3

0.8

2.6

151
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

140.4

149.1

12,543

20,526
Further netting potential not recognized on the balance

sheet
5

(125.0)

(132.1)
of which: netting of recognized financial liabilities / assets

(101.1)

(101.1)
of which: netting with collateral received / pledged

(23.9)

(31.0)
Total derivative financial instruments, after consideration of further netting potential

15.4

17.0
As of 31.12.23, USD bn
Derivative financial instruments
Interest rate

35.3

32.8

2,472

13,749
Credit derivatives

1.8

1.6

93
Foreign exchange

65.4

71.7

6,367

180
Equity / index

27.3

32.9

1,191

84
Commodities

1.6

1.3

129

16
Other
3

0.3

0.4

86
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

131.7

140.7

10,338

14,028
Further netting potential not recognized on the balance

sheet
5

(122.7)

(123.8)
of which: netting of recognized financial liabilities / assets

(99.3)

(99.3)
of which: netting with collateral received / pledged

(23.4)

(24.5)
Total derivative financial instruments, after consideration of further netting potential

9.1

16.9
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty or an exchange and settled on a daily basis. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative

instruments and Cash collateral payables

on derivative instruments and

was not material for all

periods presented.

3 Includes Loan commitments measured at

FVTPL, as well as
unsettled purchases and sales of non-derivative

financial instruments for which the changes

in the fair value between trade

date and settlement date are recognized

as derivative financial instruments.

4 Financial
assets and liabilities

are presented net

on the balance sheet

if UBS has

the unconditional and

legally enforceable right to

offset the recognized

amounts, both in

the normal course

of business and

in the event of
default, bankruptcy or insolvency of UBS

or its counterparties, and intends

either to settle on a net

basis or to realize the asset

and settle the liability simultaneously.

5 Reflects the netting potential in accordance
with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the
“Consolidated financial statements” section of the UBS AG Annual Report 2023 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
30.9.24
Payables
30.9.24
Receivables
30.6.24
Payables
30.6.24
Receivables
31.12.23
Payables
31.12.23
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1

47.2

34.3

43.6

33.7

32.3

34.9
Further netting potential not recognized on the balance

sheet
2

(28.7)

(18.7)

(27.2)

(19.8)

(22.8)

(20.6)
of which: netting of recognized financial liabilities / assets

(26.4)

(16.4)

(24.6)

(17.3)

(20.4)

(17.2)
of which: netting with collateral received / pledged

(2.3)

(2.3)

(2.5)

(2.5)

(2.5)

(3.4)
Cash collateral on derivative instruments, after consideration of further netting potential

18.5

15.5

16.5

13.9

9.5

14.3
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties, and

intends either to

settle on a

net basis or

to realize the

asset and settle

the liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements where

not all criteria

for a net

presentation on the

balance sheet have

been met. Refer

to “Note 21

Offsetting financial assets

and financial
liabilities” in the “Consolidated

financial statements” section of the UBS AG Annual Report 2023 for more information.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

70
Note 12

Other assets and liabilities

a) Other financial assets measured at

amortized cost
USD m 30.9.24 30.6.24 31.12.23
Debt securities

42,175

41,487

43,245
Loans to financial advisors

2,677

2,601

2,615
Fee- and commission-related receivables

2,609

2,482

1,883
Finance lease receivables

6,425

6,068

1,427
Settlement and clearing accounts

461

534

311
Accrued interest income

2,319

2,648

2,004
Other
1

4,901

5,006

2,849
Total other financial assets measured at amortized cost

61,566

60,826

54,334
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

b) Other non-financial assets
USD m 30.9.24 30.6.24 31.12.23
Precious metals and other physical commodities

6,965

6,445

4,426
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,060

1,969

1,379
Prepaid expenses

1,382

1,420

1,062
Current tax assets

1,802

1,832

184
VAT,

withholding tax and other tax receivables

1,168

965

561
Properties and other non-current assets held for sale

234

151

105
Assets of disposal groups held for sale
2

1,841
Other

2,254

2,334

660
Total other non-financial assets

17,707

15,117

8,377
1 Refer to Note 16 for more information.

2 Refer to Note 2 for more information about the agreement to sell Select Portfolio Servicing.
c) Other financial liabilities measured at

amortized cost
USD m 30.9.24 30.6.24 31.12.23
Other accrued expenses

2,808

2,761

1,613
Accrued interest expenses

6,421

6,795

4,186
Settlement and clearing accounts

1,763

1,797

1,314
Lease liabilities

4,295

4,323

2,904
Other

6,636

6,449

2,695
Total other financial liabilities measured at amortized cost

21,923

22,125

12,713
d) Other financial liabilities designated at

fair value
USD m 30.9.24 30.6.24 31.12.23
Financial liabilities related to unit-linked investment contracts

18,389

17,080

15,922
Securities financing transactions

10,893

7,801

6,927
Over-the-counter debt instruments and other

6,082

7,096

1,566
Funding from UBS Group AG
1

5,691

4,857

2,950
Total other financial liabilities designated at fair value

41,055

36,834

27,366
1 Funding from UBS Group

AG consists of subordinated

debt of UBS AG

and its subsidiaries toward

UBS Group AG.

Subordinated debt consists of

unsecured debt obligations that are

contractually subordinated in
right of payment to all other present and future non-subordinated obligations of the respective issuing entity.

e) Other non-financial liabilities
USD m 30.9.24 30.6.24 31.12.23
Compensation-related liabilities

6,567

5,506

4,526
of which: net defined benefit liability

733

695

487
Current tax liabilities

1,119

1,219

932
Deferred tax liabilities

285

288

162
VAT,

withholding tax and other tax payables

972

949

712
Deferred income

717

841

276
Liabilities of disposal groups held for sale
1

1,291
Other

303

482

74
Total other non-financial liabilities

11,253

9,285

6,682
1

Refer to Note 2 for more information about the agreement to sell Select Portfolio Servicing.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

71
Note 13

Funding from UBS Group AG measured

at amortized cost
USD m 30.9.24 30.6.24 31.12.23
Debt contributing to total loss-absorbing capacity (TLAC)

90,959

93,711

51,102
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments

15,012

13,907

11,286
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,239

1,225

1,212
Other
1

5,053

2,882

3,682
Total funding from UBS Group AG measured at amortized cost
2,3

112,262

111,725

67,282
1 Includes debt no longer eligible as TLAC

having a residual maturity of less than

one year and high-trigger loss-absorbing additional

tier 1 capital instruments that ceased to

be eligible when UBS Group AG

issued
notice of redemption.

2 Consists of subordinated debt of UBS AG and its subsidiaries toward UBS Group AG. Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of
payment to all other present and future non-subordinated obligations of the respective issuing entity.

3 UBS AG has also recognized funding from UBS

Group AG that is designated at fair value.

Refer to Note 12d
for more information.

Note 14

Debt issued designated at fair value
USD m 30.9.24 30.6.24 31.12.23
Equity-linked
1

56,691

55,911

46,269
Rates-linked

22,466

25,811

16,880
Credit-linked

5,990

6,510

4,506
Fixed-rate

15,811

15,271

14,295
Commodity-linked

3,638

3,507

3,704
Other

1,930

1,396

687
Total debt issued designated at fair value
2

106,527

108,405

86,341
1 Includes investment fund unit-linked instruments issued.

2 As of 30 September 2024, 99% of Total debt issued designated at fair value was unsecured

(as of 30 June 2024: 99%).

Note 15

Debt issued measured at amortized cost
USD m 30.9.24 30.6.24 31.12.23
Short-term debt
1

33,851

34,944

37,285
Senior unsecured debt

35,348

39,685

18,450
Covered bonds

10,265

8,583

1,006
Subordinated debt

720

715

3,008
of which: eligible as non-Basel III-compliant tier 2 capital instruments

289

536

538
Debt issued through the Swiss central mortgage institutions

28,807

27,010

10,035
Other long-term debt

468

1,583
Long-term debt
2

75,609

77,576

32,499
Total debt issued measured at amortized cost
3,4

109,460

112,520

69,784
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to

one year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of

bifurcated embedded

derivatives,

the fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long

-term debt (88% secured), 100% of the balance was unsecured
as of 30 September 2024.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

72
Note 16

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
USD m 30.9.24 30.6.24 31.12.23
Provisions other than provisions for expected credit losses

4,672

4,433

2,336
Provisions for expected credit losses
1

337

330

188
Total provisions

5,009

4,763

2,524
1 Refer to Note 9c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

The table below presents additional information

for provisions other than provisions for

expected credit losses.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2023

1,810

209

135

181

2,336
Balance as of 30 June 2024

3,174

760

212

287

4,433
Increase in provisions recognized in the income statement

167

197

4

23

391
Release of provisions recognized in the income statement

(37)

(30)

(2)

(12)

(81)
Reclassifications

86
5

0

0

0

86
Provisions used in conformity with designated purpose

(70)

(186)

(3)

(12)

(271)
Foreign currency translation and other movements

60

34

12

8

114
Balance as of 30 September 2024

3,381

775

223

294

4,672
1 Consists of provisions

for losses resulting

from legal, liability

and compliance risks.

2 Consists of USD

482m of provisions

for onerous contracts

related to real

estate as of

30 September 2024 (30 June

2024:
USD 461m; 31 December

2023: USD 146m),

USD 272m of

personnel-related restructuring

provisions as

of 30 September

2024 (30 June

2024: USD 299m;

31 December 2023:

USD 64m) and

onerous contracts
related to technology.

3 Mainly includes provisions for reinstatement costs with respect to leased properties.

4 Mainly includes provisions related to employee benefits and operational risks.

5 Mainly includes a
reclassification from derivative liabilities to IAS 37 provisions reflecting the funding obligation relating to investors who did not accept the redemption offer for the Credit Suisse supply chain finance funds.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

16b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS”, “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid

the expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

73
Note 16

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 15a above. UBS provides

below an estimate of the aggregate liability for

our litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these estimates

require UBS

to make

speculative legal

assessments as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future

losses that could

arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing provisions are in the range of USD

0bn to USD 4.2bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
Provisions for litigation, regulatory and similar matters,

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy Group Items UBS AG
Balance as of 31 December 2023

1,220

156

12

286

4

132

1,810
Balance as of 30 June 2024

1,199

152

2

280

1,406

135

3,174
Increase in provisions recognized in the income statement

21

0

6

1

139

0

167
Release of provisions recognized in the income statement

(4)

0

0

(2)

(32)

0

(37)
Reclassifications
2

0

0

0

0

86

0

86
Provisions used in conformity with designated purpose

(14)

0

(6)

(3)

(46)

(1)

(70)
Foreign currency translation and other movements

43

6

0

7

4

0

60
Balance as of 30 September 2024

1,247

157

2

283

1,557

135

3,381
1 Provisions, if

any, for the

matters described in items

2 and 10 of

this Note are recorded

in Global Wealth

Management. Provisions,

if any, for

the matters described in

items 5, 6, 7,

8, 9 and 11

of this Note are
recorded in Non-core

and Legacy.

Provisions, if

any, for

the matters described

in item 1

of this Note

are allocated between

Global Wealth

Management, Personal

& Corporate

Banking and Non-core

and Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items.

Provisions, if any, for the matters described in item 4 of this Note are allocated between Global Wealth

Management and Personal &

Corporate Banking. Provisions,

if any, for the

matters described in item 12

of this Note are allocated

between the Investment Bank and

Non-core
and Legacy.

2 Mainly includes a reclassification from derivative liabilities to

IAS 37 provisions reflecting the funding obligation relating to investors who did not accept the redemption offer for the Credit

Suisse supply
chain finance funds.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

74
Note 16

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit Suisse’s

historical private

banking services

on a cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR

1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR

800m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal‘s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned the confiscation of EUR

1bn, the penalty of EUR 3.75m and the

EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.
In

May

2014,

Credit

Suisse

entered

into

settlement

agreements

with

the

SEC,

Federal

Reserve

and

New

York
Department of

Financial

Services and

plead

guilty

to conspiring

to

aid

and

abet US

taxpayers

in

filing

false

tax
returns. Credit Suisse continued to report

to and cooperate with US authorities in

accordance with its obligations
under the

plea and

agreements, including

by conducting

a review

of cross-border

services provided

by Credit

Suisse.
In this connection, Credit Suisse provided information to US authorities regarding potentially undeclared US assets
held by clients at

Credit Suisse since the

May 2014 plea. UBS

continues to cooperate with the

authorities in their
ongoing reviews. In

March 2023, the US

Senate Finance Committee

issued a report

criticizing Credit Suisse

AG’s
history regarding

US tax

compliance. The

report called

on the

DOJ to

investigate Credit

Suisse AG’s

compliance
with the 2014 plea.
In February 2021, a

qui tam complaint was filed

in the Eastern District of

Virginia, alleging that Credit Suisse had
violated the

False Claims Act

by failing

to disclose

all US

accounts at

the time

of the

2014 plea,

which allegedly
allowed Credit Suisse to pay a criminal fine

in 2014 that was purportedly lower

than it should have been. The DOJ
moved to dismiss

the case, and

the Court summarily

dismissed the suit.

On appeal,

the US Court

of Appeals for

the
Fourth Circuit affirmed the dismissal of the action.
Our balance sheet

at 30 September 2024

reflected a provision in

an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

75
Note 16

Provisions and contingent liabilities

(continued)
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD

2bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD

125m of

payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities and

most of

the Credit

Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of

the BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses. In December 2021, the European Commission issued a decision imposing a fine of EUR 83.3m
on

Credit

Suisse

entities based

on

findings of

anticompetitive practices

in

the foreign

exchange

market. Credit
Suisse has

appealed the

decision to

the European

General Court.

UBS received

leniency and

accordingly no

fine
was assessed.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in

other

jurisdictions

against

UBS,

Credit

Suisse

and

other

banks

on

behalf

of

putative

classes

of

persons

who
engaged in foreign

currency transactions with

any of the defendant

banks. UBS and

Credit Suisse have resolved

US
federal

court class

actions relating

to foreign

currency transactions

with the

defendant banks

and persons

who
transacted in

foreign exchange

futures contracts

and options

on such

futures. Certain

class members

have excluded
themselves from

that settlement

and filed individual

actions in

US and English

courts against

UBS, Credit Suisse

and
other banks, alleging

violations of US

and European competition

laws and unjust

enrichment. UBS, Credit

Suisse
and the other

banks have resolved

those individual matters. Credit

Suisse and UBS,

together with other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in the actions pursued in other jurisdictions. In April 2022,

Credit Suisse entered into an agreement to settle
all claims in

this action. In

February 2024, UBS

entered into

an agreement to

settle all

claims in

this action. Both
settlements remain subject to court approval.
A putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for
their own end use. In May 2024, the Second

Circuit upheld the district court’s dismissal of

the case.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

76
Note 16

Provisions and contingent liabilities

(continued)
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
GBP LIBOR and seek unspecified compensatory

and other damages under various

legal theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district

courts

(and

subsequently

consolidated

in

the

SDNY)

by

plaintiffs

who

engaged

in

over-the-counter
instruments,

exchange

traded

Eurodollar

futures

and

options,

bonds

or

loans

that

referenced

USD LIBOR.

The
complaints allege

violations of

antitrust law

and the

Commodities Exchange

Act, as

well breach

of contract

and
unjust enrichment. Following various rulings

by the district court

and the Second Circuit

dismissing certain of the
causes of action and allowing others to proceed, one class

action with respect to transactions in over-the-counter
instruments and several actions brought by

individual plaintiffs are proceeding in

the district court. UBS and Credit
Suisse

have

entered

into

settlement

agreements

in

respect

of

the

class

actions

relating

to

exchange

traded
instruments, bonds

and

loans.

These

settlements

have

received

final

court

approval

and

the

actions

have been
dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was filed

in the

Northern District

of California
against UBS, Credit

Suisse and numerous

other banks alleging

that the defendants

conspired to fix

the interest rate
used as the basis for

loans to consumers by jointly

setting the USD ICE LIBOR

rate and monopolized the

market for
LIBOR-based consumer

loans and

credit cards. The

court dismissed

the initial complaint

and subsequently

dismissed
an amended complaint with

prejudice. In January 2024,

plaintiffs appealed the dismissal

to the Ninth Circuit

Court
of Appeals.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed. Plaintiffs have appealed the

dismissals.
In November 2022, defendants have moved to dismiss the

complaint in the CHF LIBOR action. In

2023, the court
approved a settlement by Credit Suisse of the

claims against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS EUR

172m. UBS has

appealed the

amount of the

fine. Also in

2021, the

European
Commission

issued

a

decision

finding

that

Credit

Suisse

and

four

other

banks

had

breached

European

Union
antitrust

rules

relating

to

supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European
Commission fined

Credit Suisse

EUR 11.9m.

Credit Suisse

appealed the

decision. On

6 November

2024, the

EU
General Court issued its decision denying Credit

Suisse’s appeal.
Credit Suisse, together with other financial institutions, was named in two Canadian putative class actions, which allege that

defendants conspired to

fix the

prices of

supranational, sub-sovereign and

agency bonds sold

to and
purchased

from

investors

in

the

secondary market.

One

action

was

dismissed

against

Credit

Suisse

in

February
2020.

In

October

2022,

Credit

Suisse

entered

into

an

agreement

to

settle

all

claims

in

the

second

action.

The
settlement remains subject to court approval.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

77
Note 16

Provisions and contingent liabilities

(continued)
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class

action complaint

filed in

the US

District Court

for the

District of

New Mexico

alleging manipulation
of credit default swap (CDS) final auction prices. Defendants filed a motion to enforce a previous CDS class action settlement in the SDNY. In January 2024,

the SDNY ruled that, to the extent

claims in the New Mexico action arise
from conduct prior to 30 June 2014,

those claims are barred by the SDNY

settlement. The plaintiffs have appealed
the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

our

balance

sheet

at

30

September

2024

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to be

substantially greater (or may be less)
than the provision that we have recognized.
4. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who

have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme Court

decision has resulted,

and continues to

result, in a

number of client

requests to disclose

and
potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into
account when

assessing these

cases include,

among other

things, the

existence of

a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance sheet at

30 September 2024 reflected a

provision with respect to

matters described in this item

4 in
an amount that UBS

believes to be

appropriate under the applicable accounting standard.

The ultimate exposure
will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other

matters for which we have

established provisions, the

future outflow of resources

in respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.
5. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

UBS
continues

to

evaluate

its

approach

toward

satisfying

the

remaining

consumer

relief

obligations. The

aggregate
amount of the consumer relief obligation increased after 2021 by 5% per annum of the outstanding amount due until these obligations are settled. The monitor

publishes reports periodically on these consumer relief matters.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

78
Note 16

Provisions and contingent liabilities

(continued)
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New

York state court in five actions: An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than USD

436m. An

action by Home

Equity Asset Trust

2007-1 alleges

damages of not

less
than USD 420m.

A non-jury

trial in

this action

was held

between January

and February

2023, and

a decision

is
pending. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than USD 495m. An action by
CSMC Asset-Backed Trust 2007-NC1 does not

allege a damages amount.
6. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the United

States Court

of Appeals
for the Second Circuit affirmed a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first

filed

lawsuit.

In

October

2023,

the

United

States

Supreme

Court

denied

plaintiffs’

petition

for

a

writ

of
certiorari.

In February 2024, plaintiffs filed a

motion to vacate the judgment in the

first filed lawsuit. Of the other
seven cases, four

are stayed, including

one that was

dismissed as to

Credit Suisse and

most of the

bank defendants
prior to entry of the stay, and in three plaintiffs have filed amended complaints.
7. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of approximately

USD 130m. On

appeal, the Criminal

Court of Appeals

of Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD 742.73m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda)

Ltd., described below, and the

court ordered the parties to

ensure that there
shall be no double

recovery in relation to

this award and the

Bermuda proceedings.

On appeal from this

judgment,
in

July

2024,

the court

ordered some

changes to

the calculation

of

damages and

directed the

parties to

agree
adjustments to

the award.

The court ordered

a revised

award of USD

461m, including

interest and

costs, in

October
2024.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

79
Note 16

Provisions and contingent liabilities

(continued)
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a

judgment finding for

the plaintiff

and awarded damages

of USD

607.35m to the

plaintiff. Credit

Suisse
Life (Bermuda) Ltd.

appealed the decision

and in June

2023, the Bermuda

Court of Appeal

confirmed the award
issued by the

Supreme Court of Bermuda

and the finding that

Credit Suisse Life (Bermuda)

Ltd. had breached

its
contractual

and

fiduciary

duties,

but

overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made
fraudulent misrepresentations. In

March 2024,

the Bermuda

Court of

Appeal granted

a motion

by Credit

Suisse
Life (Bermuda) Ltd for leave to appeal the judgment to the Judicial Committee of the Privy Council and the notice of such appeal was filed.

The Court of Appeal also ordered

that the current stay continue pending determination
of the

appeal on

the condition

that the

damages awarded

remain within

the escrow

account plus

interest calculated
at the Bermuda statutory rate of

3.5%. In December 2023, USD 75m

was released from the escrow account and
paid to plaintiffs.

In

Switzerland,

civil

lawsuits

have

been

commenced

against

Credit

Suisse

AG

in

the

Court

of

First

Instance

of
Geneva, with statements of claim served in March

2023 and March 2024.
8. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal
wire fraud statute.

Under the terms

of the DPA, UBS

Group AG (as

successor to Credit

Suisse Group AG)

continued
compliance enhancement and remediation efforts agreed by

Credit Suisse, and undertake additional measures as
outlined in the DPA. If the DPA’s conditions are complied

with, the charges will be dismissed within six months of
the end of the DPA’s three-year term.

9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provision

s

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit issued an

order that reinstated a

portion of the

claims. In decisions

in March 2023 and

March 2024,
the court

denied class

certification for

two of

the three

classes proposed

by plaintiffs

and certified

the third

proposed
class.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

80
Note 16

Provisions and contingent liabilities

(continued)
10. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit

Suisse AG

accounts. In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money laundering framework

and ordered to pay a fine of

CHF 2m. In addition, the

court seized certain client
assets in the amount of approximately

CHF 12m and ordered Credit Suisse AG to pay a

compensatory claim in the
amount of approximately CHF

19m. Credit Suisse AG

appealed the decision to

the Swiss Federal Court

of Appeals.
Following the merger of UBS AG and Credit Suisse

AG, UBS AG confirmed the appeal.

The trial before the Federal
Court of Appeals occurred in October 2024.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and other

actions relating to

the supply chain finance

funds (SCFFs) matter by

FINMA, the FCA and
other regulatory and governmental agencies. The Luxembourg

Commission de Surveillance du Secteur Financier is
reviewing the

matter and

has commissioned

a report

from a

third party.

Credit Suisse

is cooperating

with these
authorities.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the

SCFFs matter. In

its order, FINMA reported

that Credit Suisse

had seriously breached

applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its
governance

and

control

processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a
requirement that

Credit Suisse

documents the

responsibilities

of approximately

600 of

its highest-ranking

managers.
This

measure

has

been

made

applicable

to

UBS

Group.

FINMA

has

also

separately

opened

four

enforcement
proceedings against former managers of Credit

Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFFs

matter.
The Attorney

General of

the Canton

of Zurich

has initiated

a criminal

procedure in

connection with

the SCFFs

matter
and several fund investors have joined the procedure as interested parties. Certain former and active Credit Suisse employees, among others, have been named as accused persons, but Credit Suisse itself was not made a party to the proceeding.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling

and breaches of duties

of care,
diligence and

other fiduciary

duties. In

June 2024,

the Credit

Suisse SCFFs

made a

voluntary offer

to the

SCFFs
investors to

redeem all

outstanding fund

units. The

offer expired

on

31 July 2024,

and

fund

units representing
around 92%

of the

SCFFs’ net

asset value

were tendered

in the

offer and

accepted. Fund

units accepted

in the
offer were redeemed at 90% of the net

asset value determined on 25 February 2021, net of any payments made by the relevant

fund to the

fund investors

since that

time. Investors

whose units

were redeemed

released any

claims
they may have had against the SCFFs, Credit Suisse or

UBS. The offer was funded by UBS through the purchase

of
units of feeder sub-funds.

UBS AG third quarter 2024 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

81
Note 16

Provisions and contingent liabilities

(continued)
12. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA, COMCO, the

Hong Kong Competition

Commission and other regulatory

and
governmental agencies.

UBS

is

cooperating

with

the

authorities

in

these

matters.

In

July

2023,

CSI

and

CSSEL
entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.

Note 17

Events after the reporting period
In

October 2024,

UBS entered

into

an

agreement

to sell

to American

Express

Swiss Holdings

GmbH (American
Express)

its 50% interest in

Swisscard AECS GmbH (Swisscard),

a joint venture between

UBS and American Express
in Switzerland. In addition, UBS and

Swisscard entered into an

agreement to transition the Credit

Suisse-branded
card portfolios to UBS.

Both transactions are subject to

certain closing conditions and are

not expected to have

a
material impact for UBS.

UBS AG third quarter 2024 report |
Consolidated financial statements | Comparison between UBS AG

consolidated and UBS Group AG consolidated

82
Comparison between UBS AG consolidated and

UBS Group AG consolidated
The table below provides

a comparison of selected

financial and capital information of

UBS AG consolidated and
of UBS Group AG consolidated.

UBS AG and

UBS Group AG

both prepare

consolidated financial statements

in accordance

with IFRS

Accounting
Standards. UBS Group AG has applied acquisition accounting as defined by IFRS 3,
Business Combinations
, to the
acquisition of

the Credit

Suisse Group.

The merger

of UBS AG

and Credit

Suisse AG on

31 May 2024

has been
accounted for as

a business combination under

common control,

as defined in

IFRS 3, using

the historic carrying
values of the assets and liabilities of Credit Suisse AG as at the date of the transaction (31 May 2024), determined
under IFRS

Accounting Standards. Therefore, differences

exist between the

accounting treatments applied

at the
UBS Group AG and

UBS AG consolidated

levels. There

are also certain

scope and

presentation differences,

as noted
below.
›
Refer to Note 2 for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Assets,

liabilities,

revenues,

operating

expenses

and

tax

expenses

/

(benefits)

relating

to

UBS

Group AG and

its
directly held

subsidiaries,

including UBS

Business Solutions

AG, are

reflected in

the consolidated

financial statements
of UBS Group AG but

not in those of

UBS AG. UBS AG’s

assets, liabilities, revenues

and operating expenses

related
to transactions

with UBS

Group AG and its

directly held

subsidiaries, including

UBS Business

Solutions AG and

other
shared services subsidiaries,

are not subject to

elimination in the

UBS AG consolidated financial

statements, but are
eliminated in the UBS Group AG consolidated financial

statements.
In

the third

quarter of

2024,

UBS AG

consolidated recognized

a

net profit

of USD 997m,

while UBS Group

AG
consolidated recognized

a net profit

of USD 1,428m.

The USD 431m

difference was

mainly due to

certain purchase
price allocation (PPA)

effects recognized

at the UBS Group

AG level upon

the acquisition of

the Credit Suisse

Group
which resulted

in net

accretion income

at the

UBS Group AG

level, net

of tax

effects, whereas

UBS AG has

not
applied

acquisition

accounting

and

does

not

have

the

PPA

effects

or

the

corresponding

net

income.

Other
differences

in

net

profit

mainly

arise

as

UBS

Business

Solutions AG

and

other

shared

services

subsidiaries

of
UBS Group AG charge other legal

entities within the UBS AG consolidation scope a

markup on costs incurred for
services provided.

The equity

of UBS Group AG

consolidated was USD 10.2bn

lower than the

equity of

UBS AG consolidated as

of
30 September 2024. This difference was mainly driven by

PPA effects of USD 6.1bn recognized at

the UBS Group
AG level

upon the

acquisition of

the Credit

Suisse Group

that did

not impact

UBS AG consolidated,

primarily related
to loans and loan commitments measured at amortized cost and contingent liabilities recognized under IFRS 3 for litigation, as well as consolidation scope differences

of USD 4.1bn.
The going concern capital of UBS Group AG consolidated

was USD 9.7bn lower than the going concern capital

of
UBS AG consolidated as of 30 September 2024,

reflecting the common equity tier 1 (CET1)

capital of UBS Group
AG

being lower

by

USD 10.2bn, partly

offset by

its

going

concern loss-absorbing

additional tier 1

(AT1) capital
being USD 0.6bn higher.

The

USD 10.2bn

lower

CET1

capital

of

UBS Group

AG

consolidated

was

primarily

due

to

UBS Group

AG
consolidated

IFRS

equity

being

USD 10.2bn

lower,

compensation-related

regulatory

capital

accruals

at

the
UBS Group AG

level and

a UBS Group

AG capital

reserve for

potential share

repurchases, partly

offset by

lower
UBS Group AG accruals for dividends to shareholders.

UBS AG third quarter 2024 report |
Consolidated financial statements | Comparison between UBS AG

consolidated and UBS Group AG consolidated

83
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 30.9.24
As of or for the quarter ended 30.6.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues

11,997

12,334

(336)

9,900

11,904

(2,003)
Credit loss expense / (release)

167

121

46

84

95

(11)
Operating expenses

10,640

10,283

357

10,012

10,340

(328)
Operating profit / (loss) before tax

1,191

1,929

(739)

(196)

1,469

(1,665)
Net profit / (loss)

997

1,428

(431)

(224)

1,175

(1,399)
Balance sheet
Total assets

1,626,893

1,623,941

2,951

1,564,664

1,560,976

3,688
Total liabilities

1,529,071

1,536,352

(7,282)

1,470,417

1,476,758

(6,341)
Total equity

97,822

87,589

10,233

94,247

84,218

10,029
Capital information
Common equity tier 1 capital

84,423

74,213

10,210

83,001

76,104

6,897
Going concern capital

100,673

91,024

9,650

98,133

91,804

6,329
Risk-weighted assets

515,520

519,363

(3,843)

509,953

511,376

(1,423)
Common equity tier 1 capital ratio (%)

16.4

14.3

2.1

16.3

14.9

1.4
Going concern capital ratio (%)

19.5

17.5

2.0

19.2

18.0

1.3
Total loss-absorbing capacity ratio (%)

38.2

37.5

0.7

38.6

38.7

0.0
Leverage ratio denominator

1,611,151

1,608,341

2,810

1,564,001

1,564,201

(200)
Common equity tier 1 leverage ratio (%)

5.2

4.6

0.6

5.3

4.9

0.4
Liquidity coverage ratio (%)
1

196.3

199.2

(2.9)

194.1

212.0

(17.9)
Net stable funding ratio (%)

126.8

126.9

(0.1)

127.7

128.0

(0.3)
1 The disclosed ratios represent quarterly averages

for the quarter presented and are calculated based on an average of 65 data points in the third quarter of 2024 and 61 data points in the second quarter of 2024,
of which for UBS AG

consolidated, 40 data points

were before the merger

of UBS AG and

Credit Suisse AG (i.e.

from 2 April 2024

until 30 May 2024),

and 21 data points were

after the merger (i.e.

from 31 May
2024 until 30 June 2024). Refer to the “Liquidity and funding management” section of this report for more information.

UBS AG third quarter 2024 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.

UBS AG third quarter 2024 report |
Appendix

APM label
Calculation

Information content
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group third quarter 2024 report for more
information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group third quarter 2024 report for more
information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.

UBS AG third quarter 2024 report |
Appendix

APM label
Calculation

Information content
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of the
UBS Group third quarter 2024 report for more
information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS AG third quarter 2024 report |
Appendix

APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for the third quarter of 2024 is based entirely on consolidated data following the merger of UBS AG and Credit

Suisse AG and for the purpose of the calculation of return measures has been annualized by multiplying such by four.

Profit and loss information for the second

quarter of 2024 includes one month (June

2024) of post-merger consolidated data and

two months of pre-merger UBS AG

data only
(April and May 2024) and for the purpose of the calculation of return measures has been annualized by multiplying such by four. Profit or loss information for each of the fourth quarter of 2023 and the third quarter of
2023 includes pre-merger

UBS AG data

only and for

the purpose of

the calculation of

return measures has

been annualized by

multiplying such by

four.

Profit or loss

information for the

first nine months

of 2024
includes four months (June to September 2024) of post-merger consolidated data and five months of pre-merger UBS AG data only (January to May 2024) and for the purpose of the calculation of return measures has been annualized by dividing such by three and then multiplying by four. Profit or loss information for the first nine months of 2023 includes pre-merger UBS AG data only and for the purpose of the calculation of return measures has been annualized by dividing such by three and then multiplying by four.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG third quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG third quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG third quarter 2024 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

AG

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

UBS

AG

(consolidated)
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate governance;

and financial information, including the financial

statements.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information”.

Starting with

the Annual

Report 2022,

printed copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most

sections of the filing can be satisfied

by referring to the UBS AG Annual

Report.
However, there

is a

small amount

of additional

information in

Form 20-F

that is

not presented

elsewhere and

is
particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this

additional

disclosure.

Any
document that filed

with the SEC

is available on

the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS AG third quarter 2024 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”,

including but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s

expectations. In particular, the global economy

may be negatively affected

by
shifting political circumstances, including as a result of elections, increased tension between world powers, growing conflicts in the Middle East, as well as the
continuing Russia–Ukraine war.

In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement, and

lead to

shortages of

vital
commodities, including energy shortages and food

insecurity outside the areas

immediately involved in armed conflict. Governmental responses to the armed
conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will further widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions,

including in ways that

cannot be anticipated.

UBS’s acquisition of the

Credit Suisse Group

has materially changed its
outlook and strategic

direction and introduced

new operational challenges.

The integration of

the Credit Suisse

entities into the

UBS structure is expected

to take
between three

and five

years and

presents significant

risks, including

the risks

that UBS

Group AG

may be

unable to

achieve the

cost reductions

and other
benefits contemplated by the transaction. This creates

significantly greater uncertainty about forward-looking statements. Other factors that may affect UBS’s
performance and ability to

achieve its plans, outlook

and other objectives also

include, but are

not limited to: (i) the

degree to which

UBS is successful in

the
execution of its strategic

plans, including its

cost reduction and efficiency

initiatives and its ability

to manage its levels

of risk-weighted assets

(RWA) and leverage
ratio denominator (LRD),

liquidity coverage ratio

and other financial

resources, including changes

in RWA assets and

liabilities arising from

higher market volatility
and the size of the combined Group; (ii) the degree to which

UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other

conditions, including as

a result

of the

acquisition of

the Credit

Suisse Group;

(iii) increased inflation

and interest

rate volatility

in major

markets;
(iv) developments in the macroeconomic climate

and in the markets in which UBS

operates or to which it is exposed, including

movements in securities prices or
liquidity,

credit spreads,

currency exchange

rates, deterioration

or slow

recovery in

residential and

commercial real

estate markets,

the effects

of economic
conditions, including

elevated inflationary

pressures, market

developments, increasing

geopolitical tensions,

and changes

to national

trade policies

on the

financial
position or creditworthiness of UBS’s

clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s

credit spreads and credit

ratings of UBS, Credit Suisse,

sovereign issuers, structured credit

products or credit-
related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of

the Credit Suisse Group;

(vi) changes in central bank policies

or the implementation of financial legislation and

regulation in Switzerland,
the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage

ratio,

net stable

funding ratio,

liquidity and

funding requirements,

heightened operational

resilience

requirements,

incremental tax

requirements,
additional levies, limitations on

permitted activities, constraints

on remuneration, constraints on

transfers of capital and liquidity

and sharing of operational costs
across the Group or other measures, and the effect these

will or would have on UBS’s business

activities; (vii) UBS’s ability to successfully

implement resolvability
and related regulatory requirements

and the potential need to

make further changes to the

legal structure or booking model

of UBS in response

to legal and
regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain
and improve its

systems and controls

for complying

with sanctions in

a timely manner

and for the

detection and prevention

of money laundering

to meet evolving
regulatory

requirements

and

expectations,

in

particular

in

current

geopolitical

turmoil;

(ix) the

uncertainty

arising

from

domestic

stresses

in

certain

major
economies; (x) changes

in UBS’s

competitive position, including

whether differences

in regulatory

capital and

other requirements

among the

major financial
centers adversely affect UBS’s ability to compete in certain lines of business;

(xi) changes in the standards of conduct applicable to its businesses that may result
from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers

and
in the

execution and

handling of

customer transactions;

(xii) the liability

to which

UBS may

be exposed,

or possible

constraints or

sanctions that

regulatory
authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory

investigations, including the

potential for

disqualification from

certain
businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA, including as a result of its acquisition of the Credit
Suisse Group,

as well

as the

amount of

capital available for

return to

shareholders; (xiii) the effects

on UBS’s

business, in particular

cross-border banking, of
sanctions, tax or regulatory

developments and of

possible changes in

UBS’s policies and

practices; (xiv) UBS’s ability

to retain and attract

the employees necessary
to

generate revenues

and to

manage, support

and control

its businesses,

which may

be affected

by competitive

factors; (xv) changes

in accounting

or tax
standards or policies, and determinations or interpretations affecting the recognition of gain or loss,

the valuation of goodwill, the recognition of deferred

tax
assets and

other matters;

(xvi) UBS’s ability

to implement

new technologies and

business methods,

including digital services

and technologies, and

ability to
successfully compete with both

existing and new financial

service providers, some of

which may not

be regulated to

the same extent; (xvii) limitations

on the
effectiveness of UBS’s internal processes for risk

management, risk control, measurement and modeling,

and of financial models generally; (xviii) the occurrence
of operational failures,

such as fraud,

misconduct, unauthorized trading, financial

crime, cyberattacks, data

leakage and systems

failures, the risk

of which is
increased with

cyberattack threats

from both

nation states

and non-nation-state

actors targeting

financial institutions;

(xix) restrictions on

the ability

of UBS
Group AG and UBS AG to make payments

or distributions, including due

to restrictions on the ability of

its subsidiaries to make loans

or distributions, directly or
indirectly, or,

in the case of financial difficulties, due

to the exercise by FINMA or

the regulators of UBS’s operations in

other countries of their broad statutory
powers in relation to protective

measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation,

capital or legal structure,
financial results or

other factors may affect

UBS’s ability to maintain

its stated capital

return objective; (xxi) uncertainty over the

scope of actions

that may be
required by

UBS, governments

and others

for UBS

to achieve

goals relating

to climate,

environmental and

social matters,

as well

as the

evolving nature

of
underlying science and

industry and the

possibility of conflict

between different governmental

standards and regulatory

regimes; (xxii) the ability

of UBS to access
capital markets;

(xxiii) the ability

of UBS to

successfully recover from

a disaster or

other business

continuity problem

due to a

hurricane, flood,

earthquake, terrorist
attack, war, conflict (e.g. the Russia–Ukraine

war), pandemic, security

breach, cyberattack, power

loss, telecommunications

failure or other natural

or man-made
event, including the

ability to

function remotely during

long-term disruptions such

as the

COVID-19 (coronavirus) pandemic; (xxiv)

the level of

success in the
absorption of Credit Suisse, in

the integration of the two

groups and their businesses,

and in the execution of

the planned strategy regarding cost

reduction and
divestment of

any non-core

assets, the

existing assets

and liabilities

of Credit

Suisse, the

level of

resulting impairments

and write-downs,

the effect

of the
consummation of the integration on the

operational results, share price and

credit rating of UBS –

delays, difficulties, or failure in

closing the transaction may
cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events,

including media

reports and speculations,

may have on its

reputation and the

additional consequences

that this may

have on its

business
and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS’s business and financial performance could be affected by other factors identified in its past and future filings and reports,

including those
filed with the US Securities and Exchange Commission

(the SEC). More detailed information about those factors is set forth in documents furnished by UBS and
filings made by UBS with the SEC, including the UBS Group

AG and UBS AG Annual Reports on Form 20- F for the year ended

31 December 2023. UBS is not
under any obligation to

(and expressly disclaims any obligation

to) update or alter its

forward-looking statements, whether

as a result of new information,

future
events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This

Form 6-K

is

hereby incorporated

by reference

into (1)

the

registration statements

of

UBS AG

on

Form

F-3
(Registration

Number

333-263376

and

333-278934),

and

into

each

prospectus

outstanding

under

the

foregoing
registration statement,

(2) any

outstanding offering

circular or

similar document

issued or

authorized by

UBS AG
that incorporates by reference any Forms 6-K of

UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”)

dated June 23, 2004
(Registration Number 333-111572), the Form 8-K

of CABCO filed and

dated June 23, 2004

(SEC File Number 001-
13444), and the

Prospectus Supplements

relating to the

CABCO Series 2004-101

Trust dated May 10,

2004 and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

November 8, 2024